       As filed with the Securities and Exchange Commission on January 28, 1999


                                                              File No. 333-43329
                                                              File No. 811-08581

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

       REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [ ]

               Pre-Effective Amendment No. 2                        [X]

               Post-Effective Amendment No. _____                   [ ]

                          REGISTRATION STATEMENT UNDER
                      THE INVESTMENT COMPANY ACT OF 1940            [ ]


                                Amendment No. 4                     [X]


                      THE SAGE VARIABLE ANNUITY ACCOUNT A
                           (Exact Name of Registrant)

                      SAGE LIFE ASSURANCE OF AMERICA, INC.
                              (Name of Depositor)

                              300 Atlantic Street
                              Stamford, CT  06901
              (Address of Depositor's Principal Executive Offices)

                 Depositor's Telephone Number:  (203) 324-6338

                               James F. Bronsdon
                      Sage Life Assurance of America, Inc.
                              300 Atlantic Street
                              Stamford, CT  06901

               (Name and Address of Agent for Service of Process)

                                    Copy to:
                                Stephen E. Roth
                        Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2415

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of the Registration Statement.

Title of Securities: Interests in a separate account under flexible payment deferred combination fixed and variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS REFERENCE SHEET
                       PURSUANT TO RULE 481(a) AND 495(a)

Showing location in Part A (Prospectus) and Part B (Statement of Additional Information) of Registration Statement of Information required by Form N-4

                                     PART A


ITEM OF FORM N-4                                            PROSPECTUS CAPTION
----------------                                            ------------------
1.   Cover Page  ..................................         Cover Page
2.   Definitions ..................................         Index of Terms
3.   Synopsis .....................................         Fee Table; Profile
4.   Condensed Financial Information...............         How is Contract Performance Presented?
5.   General
         (a) Depositor.............................         What other information should I know?
         (b) Registrant............................         What other information should I know?
         (c) Portfolio Company.....................         What are my investment options?
         (d) Fund Prospectus.......................         Cover Page
         (e) Voting Rights.........................         What other information should I know?
         (f) Administrators........................         What other information should I know?
6. Deductions and Expenses
         (a) General ..............................         What are the expenses under a Contract?
         (b) Sales Load %..........................         Fee Table; Example
         (c) Special Purchase Plan.................         What are the expenses under a Contract?
         (d) Commissions...........................         What other information should I know?
         (e) Fund Expenses ........................         Fee Table; Example
         (f) Expenses - Registrant.................         Fee Table; What are the expenses under a Contract?
         (g) Organizational Expenses...............         N/A
7. Contracts
         (a) Persons with Rights...................         What are the Contracts?; What are my income payment
                                                            options?; How do I purchase a Contract?; How do I
                                                            access my money?; What other information should I know?
         (b) (i)   Allocation of Purchase Payments          What are my investment options?
             (ii)  Transfers                                What are my investment options?
             (iii) Exchanges.......................         N/A
         (c) Changes ..............................         What other information should I know?
         (d) Inquiries ............................         What are my investment options?; What other information
                                                            should I know?
8. Annuity Period..................................         What are my income payment options?
9. Death Benefit...................................         Does the Contract have a death benefit?

10.  Purchase and Contract Value
         (a)  Purchases............................         How do I purchase a Contract?
         (b) Valuation.............................         What are my investment options?
         (c)  Daily Calculation....................         What are my investment options?
         (d) Underwriter...........................         What other information should I know?
11. Redemptions
         (a)  By Owners............................         How do I access my money?
               By Annuitant........................         What are my income payment options?
         (b) Texas OR..............................         N/A
         (c) Check Delay...........................         How do I access my money?
         (d) Lapse.................................         N/A
         (e) Free Look.............................         What other information should I know?
12. Taxes..........................................         How will my Contract be taxed?
13. Legal Proceedings..............................         What other information should I know?
14. Table of Contents for the Statement of
      Additional Information.......................         Table of Contents of the Statement of Additional Information


                                     PART B

ITEM OF FORM N-4                                            PART B CAPTION
----------------                                            --------------
15.  Cover Page....................................         Cover Page
16.  Table of Contents.............................         Table of Contents
17.  General Information and History...............         N/A
18.  Services
         (a) Fees and Expenses of Registrant.......         N/A
         (b) Management Contracts..................         N/A
         (c) Custodian ............................         N/A
                  Independent Accountant...........         Experts
         (d) Assets of Registrant..................         N/A
         (e) Affiliated Person.....................         N/A
         (f) Principal Underwriter.................         Distribution of the Contracts
19.  Purchase of Securities Being Offered                   Distribution of the Contracts
         Offering Sales Load.......................         N/A
20.  Underwriters..................................         Distribution of the Contracts
21.  Calculation of Performance Data...............         Calculation of Historical Performance Data
22.  Annuity Payments..............................         Income Payment Provisions
23.  Financial Statements..........................         Financial Statements

                                     PART C
                               OTHER INFORMATION

ITEM OF FORM N-4                                            PART C CAPTION
----------------                                            --------------
24.  Financial Statements and Exhibits.............         Financial Statements and Exhibits
         (a) Financial Statements..................         (a) Financial Statements
         (b) Exhibits..............................         (b) Exhibits
25.  Directors and Officers of the Depositor.......         Directors and Officers of the Depositor.
26.  Persons Controlled By or Under Common...               Persons Controlled By or Under
        Control with the Depositor or Registrant...         Common Control with the Depositor or Registrant
27.  Number of Contract Owners.....................         Number of Contract Owners
28.  Indemnification...............................         Indemnification
29.  Principal Underwriters........................         Principal Underwriter
30.  Location of Accounts and Records..............         Location of Books and Records
31.  Management Services...........................         Management Services
32.  Undertakings..................................         Undertakings and Representations
        Signature Page ............................         Signatures

                 PROFILE DATED _________________________, 1999
   FLEXIBLE PAYMENT DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACTS
                                   Issued By
                    THE SAGE VARIABLE ANNUITY ACCOUNT A AND
                      SAGE LIFE ASSURANCE OF AMERICA, INC.

          THIS PROFILE IS A SUMMARY OF SOME IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING A CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE FULL PROSPECTUS THAT
       ACCOMPANIES THIS PROFILE.  PLEASE READ THAT PROSPECTUS CAREFULLY.

"We," "us," "our", "Sage Life" or the "Company" refer to Sage Life Assurance of America, Inc. "You" and "your" refer to the Owner of a Contract.

1.       WHAT ARE THE CONTRACTS?

         The fixed and variable annuity Contract offered by Sage Life Assurance of America, Inc. is a contract between you, the Owner, and us, Sage Life, an insurance company.

         We designed the Contract for use in your long-term financial and retirement planning. It provides a means for allocating amounts on a tax-deferred basis to our Variable Account and Fixed Account.

         INVESTMENT FLEXIBILITY. Through our Variable Account you can invest in up to 33 different investment portfolios (each a "Fund"). These Funds, listed in Section 4, are professionally managed and use a broad range of investment strategies (growth and income, aggressive growth, etc.), styles (growth, value, etc.) and asset classes (stocks, bonds, international, etc.). You can select a mix of Funds to meet your financial and retirement needs and objectives, tolerance for risk, and view of the market. Amounts you invest in these Funds will fluctuate daily based on underlying investment performance. So, the value of your investment may increase or decrease.

         Through our Fixed Account, you can invest to receive guaranteed rates of interest for periods of 1, 2, 3, 4, 5, 7, and 10 years. We also guarantee your principal while it remains in our Fixed Account. However, if you decide to surrender your Contract, or transfer or access amounts in the Fixed Account before the end of a Guarantee Period you have chosen, we ordinarily will apply a Market Value Adjustment. This Adjustment reflects changes in interest rates since your allocation to the Fixed Account. The Market Value Adjustment may result in an increase or decrease in the amounts surrendered, transferred, or accessed.

         As your needs or financial or retirement goals change, your investment mix can change with them. You may transfer funds among any of the investment choices in our Fixed or Variable Accounts while continuing to defer current income taxes.

         SAFETY OF SEPARATE ACCOUNTS. Significantly, both the Fixed and Variable Accounts are considered separate investment accounts of Sage Life. This provides you with an important safety feature: the assets supporting your allocations to these Accounts cannot be charged with liabilities arising out of any other business we may conduct.

         The Contract also provides you with other important features, including a death benefit, access to your money, and income plan options.

         ACCESS TO AMOUNTS INVESTED. The Contract provides access to your investment should you need it. During the savings, or Accumulation Phase, your investment grows tax free until withdrawn. You decide how much to take and when to take it (certain restrictions apply after the Accumulation Phase).

         Ordinarily, once you access earnings, they are taxed as income. If you access earnings before you are 59 1/2 years old, you may have to pay an additional 10% federal tax penalty. Amounts you surrender or withdraw may be subject to a surrender charge, and a Market Value Adjustment (positive or negative) may apply if you take the amount from the Fixed Account.

         PROTECTION FOR YOUR BENEFICIARIES. The Contract also provides a death benefit feature to protect your family should you die during the Accumulation Phase. In the event of your untimely death, the Beneficiary of your choice will never receive less than you have invested in the Contract, and may even receive more. Your Beneficiary will decide how he or she wishes to receive the death benefit.


         INCOME PAYMENTS. The payout, or Income Phase, of your Contract begins when you inform us you want to start receiving regular income payments under the various income plans we offer. The amount you accumulated during the Accumulation Phase determines the amount of income payments you receive during the Income Phase. You can use your Account Value to provide income payments that are guaranteed, or income payments that vary with underlying investment performance, or a combination of both. The income payments can be for life, which means you can't outlive them!


         A portion of each income payment is ordinarily considered a return of your investment in the Contract. So, only the portion in excess of this amount is taxed as income!

2.       WHAT ARE MY INCOME PAYMENT OPTIONS?

         Once the Income Phase of your Contract begins, we apply your Account Value to provide you with regular income payments.

         You can tailor your income to meet your needs by choosing from five different income plans described below. In explaining the income plans, we are assuming that you designate yourself as the Annuitant. Of course, you always can designate someone other than yourself as Annuitant.

         Income Plan 1 - Life Annuity: You will receive payments for your life.

         Income Plan 2 - Life Annuity with 10 or 20 Years Certain: You will receive payments for your life. However, if you die before the end of the guaranteed certain period you select (10 or 20 years), your Beneficiary will receive the payments for the remainder of that period.

         Income Plan 3 - Joint and Last Survivor Life Annuity: Payments will be made as long as either you or a second person you select (such as your spouse) is alive.

         Income Plan 4 - Payments for a Specified Period Certain: You will receive payments for the number of years you select. However, if you die before the end of that period, your Beneficiary will receive the payments for the remainder of the guaranteed certain period.

         Income Plan 5 - Annuity Plan: You can use your Account Value to purchase any other income plan we offer at the time you want to begin receiving regular income payments for which you and the Annuitant are eligible.

         You tell us how much of your Account Value to apply to fixed income payments and to variable income payments. During the Income Phase, you still have all of the investment choices you had prior to beginning income payments. However, we currently limit transfers among your investment choices.

         We will allocate the amount of Account Value you apply to provide fixed income payments to the Fixed Account. The amount of each income payment is guaranteed and remains level throughout the period you select.

         We will allocate the amount of Account Value you apply to provide variable income payments to the Variable Account and invest it in the Funds you select. The amount of each income payment will vary according to the investment performance of those Funds.

3.       HOW DO I PURCHASE A CONTRACT?

         In most cases, you may purchase a Contract with $5,000 or more.

         For tax-qualified Contracts (like IRAs) we require only $2,000, but, of course, for rollovers you always have the flexibility to invest more.

         In addition, subject to limitations for tax-qualified Contracts, you can add $250 or more to your Contract at any time during the Accumulation Phase.

4.       WHAT ARE MY INVESTMENT OPTIONS?

         There are 40 investment options under the Contracts available through our Variable and Fixed Accounts. These choices are professionally managed and allow for a broad range of investment strategies, styles and asset classes. Additional investment options may be available in the future.

         Through our Variable Account you can choose to have your money invested in one or more of the following 33 Funds that are described in the prospectuses for the Trusts:

         -       AIM Variable Insurance Funds, Inc.
                    [   ] AIM V.I. Government Securities Fund
                    [   ] AIM V.I. Growth and Income Fund
                    [   ] AIM V.I. International Equity Fund
                    [   ] AIM V.I. Value Fund

         -       The Alger American Fund
                    [   ] Alger American MidCap Growth Portfolio
                    [   ] Alger American Income and Growth Portfolio
                    [   ] Alger American Small Capitalization Portfolio

         -       Liberty Variable Investment Trust
                    [   ] Colonial High Yield Securities Fund, Variable Series
                    [   ] Colonial Small Cap Value Fund, Variable Series
                    [   ] Colonial Strategic Income Fund, Variable Series
                    [   ] Colonial U.S. Stock Fund, Variable Series
                    [   ] Liberty All-Star Equity Fund, Variable Series
                    [   ] Newport Tiger Fund, Variable Series
                    [   ] Stein Roe Global Utilities Fund, Variable Series

         -       SteinRoe Variable Investment Trust
                    [   ] Stein Roe Growth Stock Fund, Variable Series
                    [   ] Stein Roe Balanced Fund, Variable Series

         -       MFS(R) Variable Insurance Trust(TM)
                    [   ] MFS Growth With Income Series
                    [   ] MFS High Income Series
                    [   ] MFS Research Series
                    [   ] MFS Total Return Series
                    [   ] MFS Value Series

         -       Morgan Stanley Universal Funds, Inc.
                    [   ] Global Equity Portfolio
                    [   ] Mid Cap Value Portfolio
                    [   ] Value Portfolio

         -       Oppenheimer Variable Account Funds
                    [   ] Oppenheimer Bond Fund
                    [   ] Oppenheimer Growth Fund
                    [   ] Oppenheimer Small Cap Growth Fund

         -       Sage Life Investment Trust
                    [   ] EAFE Equity Index Fund
                    [   ] S&P 500 Equity Index Fund
                    [   ] Money Market Fund

         -       T. Rowe Price Equity Series, Inc.
                    [   ] T. Rowe Price Equity Income Portfolio
                    [   ] T. Rowe Price Mid-Cap Growth Portfolio
                    [   ] T. Rowe Price Personal Strategy Balanced Portfolio

         These Funds do not provide any performance guarantees, and therefore, their values can increase or decrease depending upon investment performance.

         Through our Fixed Account, you can choose to have your money invested in one or more of 7 different periods for which we will guarantee your principal and a rate of interest when your investment is left in the Fixed Account for the entire period of the guarantee. You currently can choose periods of 1, 2, 3, 4, 5, 7, and 10 years. However, if you decide to surrender your Contract, or transfer or access amounts before the end of a period you have chosen, we ordinarily will apply a Market Value Adjustment, which may be positive or negative depending upon current interest rates.

5.   WHAT ARE THE EXPENSES UNDER A CONTRACT?

         The Contract has insurance and investment features. Each has related costs. Below is a brief summary of the Contract's charges:

         Annual Administration Charge - During the first seven Contract Years only, we will deduct an annual $40 administration charge. However, there is no charge if, at the time of deduction, your Account Value is at least $50,000.

         Asset-Based Charges - We deduct Asset-Based Charges for mortality and expense risks and for certain administrative costs monthly from the amounts you allocate to the Variable Account. These charges are equal on an annual basis to 1.40% of Variable Account Value, decreasing to 1.25% after the seventh Contract Year.

         Surrender Charge - During the first seven Contract Years only, we ordinarily will deduct a surrender charge when you surrender your Contract or withdraw money in excess of the Free Withdrawal Amount. The maximum applicable percentage is 7% in the first Contract Year, and declines to 0% in the eighth Contract Year. We calculate the surrender charge as a percentage of the purchase payment(s) you surrender or withdraw.

         Purchase Payment Tax Charge - During the first seven Contract Years only, we will deduct any state premium tax that we incur if you surrender your Contract or begin receiving regular income payments. This tax charge ranges from 0% to 3.5% depending upon the state. We currently do not intend to deduct this charge on or after the eighth Contract Year.

         Fund Fees and Expenses - There are also Fund fees and expenses that are based on the average daily value of your money invested in the Funds. These charges range on an annual basis from 0.55% to 1.25%, depending upon the Fund.

         Sage Life's business strategy is to reward our long-term customers. So, as you can see, after the seventh Contract Year we eliminate the Annual Administration Charge

         eliminate Surrender Charges

         eliminate the Purchase Payment Tax Charge, if any

         reduce Asset-Based Charges

This means more of your investment is working for you!

     The following chart is designed to help you understand expenses under the Contract.

                                                                           Examples of
                              Total Annual                                 Total Expenses
                              Insurance      Total Annual   Total Annual   Paid at the End
 Fund                         Charges        Fund Charges   Charges        of 1 Year
 ----                         ------------   ------------   -------        ---------
AIM VARIABLE INSURANCE
   FUNDS, INC.:
   AIM V.I. Government
       Securities Fund        1.53%          0.87%          2.40%             $25
   AIM V.I. Growth and
       Income Fund            1.53%          0.69%          2.22%             $23
   AIM V.I. International
       Equity Fund            1.53%          0.93%          2.46%             $25
   AIM V.I. Value Fund        1.53%          0.70%          2.23%             $23

THE ALGER AMERICAN FUND:
   Alger American MidCap
       Growth Portfolio       1.53%          0.84%          2.37%             $24
   Alger American Income
       and Growth Portfolio   1.53%          0.74%          2.27%             $23

                                       Total                             Examples of
                                       Annual                   Total    Total Expenses
                                       Insurance  Total Annual  Annual   Paid at the End
 Fund                                  Charges    Fund Charges  Charges  of 1 Year
 ----                                  -------    ------------  -------  ---------
   Alger American Small
     Capitalization Portfolio          1.53%      0.89%         2.42%       $25

LIBERTY VARIABLE INVESTMENT TRUST:
   Colonial High Yield Securities
     Fund, Variable Series             1.53%      0.80%         2.33%       $24

   Colonial Small Cap Value Fund,
     Variable Series                   1.53%      1.00%         2.53%       $26
   Colonial Strategic Income Fund,
     Variable Series                   1.53%      0.80%         2.33%       $24
   Colonial U.S. Stock Fund,
     Variable Series                   1.53%      0.94%         2.47%       $25
   Liberty All-Star Equity Fund,
     Variable Series                   1.53%      1.00%         2.53%       $26
   Newport Tiger Fund,
     Variable Series                   1.53%      1.25%         2.78%       $29
   Stein Roe Global Utilities
     Fund, Variable Series             1.53%      0.83%         2.36%       $24

STEINROE VARIABLE INVESTMENT TRUST:
   Stein Roe Growth Stock
     Fund, Variable Series             1.53%      0.71%         2.24%       $23
   Stein Roe Balanced Fund,
     Variable Series                   1.53%      0.66%         2.19%       $23

MFS VARIABLE INSURANCE TRUST:
   MFS Growth With
     Income Series                     1.53%      1.00%         2.53%       $26
   MFS High Income Series              1.53%      1.00%         2.53%       $26
   MFS Research Series                 1.53%      0.88%         2.41%       $25
   MFS Total Return Series             1.53%      1.00%         2.53%       $26
   MFS Value Series                    1.53%      1.00%         2.53%       $26

MORGAN STANLEY UNIVERSAL FUNDS, INC.:
   Global Equity Portfolio             1.53%      1.15%         2.68%       $28
   Mid Cap Value Portfolio             1.53%      1.05%         2.58%       $27
   Value Portfolio                     1.53%      0.85%         2.38%       $24

                                       Total                             Examples of
                                       Annual                   Total    Total Expenses
                                       Insurance  Total Annual  Annual   Paid at the End
 Fund                                  Charges    Fund Charges  Charges  of 1 Year
 ----                                  -------    ------------  -------  ---------
OPPENHEIMER VARIABLE ACCOUNT FUNDS:
   Oppenheimer Bond Fund               1.53%      0.78%         2.31%       $24
   Oppenheimer Growth Fund             1.53%      0.75%         2.28%       $23
   Oppenheimer Small Cap
     Growth Fund                       1.53%      0.83%         2.36%       $24

SAGE LIFE INVESTMENT TRUST:
   EAFE Equity Index Fund              1.53%      0.90%         2.43%       $25
   S&P 500 Equity Index
     Fund                              1.53%      0.55%         2.08%       $21
   Money Market Fund                   1.53%      0.65%         2.18%       $22

T. ROWE PRICE EQUITY SERIES, INC.:
   T. Rowe Price Equity
     Income Portfolio                  1.53%      0.85%         2.38%       $24
   T. Rowe Price Mid-Cap
     Growth Portfolio                  1.53%      0.85%         2.38%       $24
   T. Rowe Price Personal Strategy
     Balanced Portfolio                1.53%      0.90%         2.43%       $25

        Below is an explanation of what we included in each column of the chart:

        The column "Total Annual Insurance Charges" shows the sum of the Asset-Based Charges and the Annual Administration Charge (for purposes of the chart, we assume the average Account Value is $30,000 and the Annual Administration Charge to be 0.13% of the value of an average Contract).

        The column "Total Annual Fund Charges" shows the fees and expenses for each Fund.


        A I M Advisors, Inc. ("AIM") may from time to time voluntarily waive or reduce its fees. Effective May 1, 1998, the Funds reimburse AIM in an amount up to 0.25% of the average net asset value of each Fund, for expenses incurred in providing, or assuring that participating insurance companies provide, certain administrative services. Currently, the fee only applies to the average net asset value of each Fund in excess of the net asset value of each Fund as calculated on April 30, 1998.


        Liberty Variable Investment Trust's Colonial High Yield Securities Fund and Colonial SmallCap Value Fund did not commence Operations until 1998. The figures shown are based on estimates for the current fiscal year. The charges shown for Colonial Strategic Income Fund and Liberty All-Star Equity Fund during 1997 reflect the fact that the Funds' investment adviser agreed to reimburse the Colonial Strategic Income Fund and Liberty All-Star Equity Fund for certain expenses incurred by each Fund. Without such reimbursements, the expenses for the Colonial Strategic Income Fund and Liberty All-Star Equity Fund would have been 0.82% and 1.45%, respectively.

        The charges shown for MFS Variable Insurance Trust's Growth with Income Series, High Income Series, Total Return Series and Value Series during 1997 reflect the fact that the Fund's investment adviser agreed to reimburse MFS Variable Insurance Trust's Growth with Income Series, High Income Series, Total Return Series and Value Series for certain expenses incurred by each Fund. Without such reimbursements, the expenses for the MFS Variable Insurance Trust's Growth with Income Series, High Income Series, Total Return Series and Value Series would have been 1.45%, 1.55%, 1.29%, and 3.41%, respectively.

        The charges shown for Morgan Stanley Universal Funds, Inc. during 1997 reflect the fact that the Fund's investment advisers agreed to reimburse the Global Equity Portfolio, Mid Cap Value Portfolio, and Value Portfolio for certain expenses incurred by each Fund. Without such reimbursements, the expenses for the Global Equity Portfolio, MidCap Value Portfolio, and Value Portfolio would have been 2.43%, 2.13% and 1.87%, respectively.

        Oppenheimer Variable Account Fund's Small Cap Growth Fund did not commence operations until 1998. The figures shown are based on estimates for the current fiscal year.

        Sage Life Investment Trust has not commenced operations. The charges shown are based on estimates and reflect the fact that the Trust's investment adviser agrees to reimburse each Fund for certain expenses. Without such reimbursements, the expenses of Sage Life Investment Trust's EAFE Equity Index Fund, S&P 500 Equity Index Fund, and Money Market Fund would be 1.07%, .72% and
 .82%, respectively.

        The column "Total Annual Charges" shows the sum of "Total Annual Insurance Charges" and "Total Annual Fund Charges."

        The next column shows you examples of the charges, in dollars, you could pay under a Contract for each $1,000 you invested. The example assumes that your Contract earns 5% annually before charges.

        For more information about expenses under a Contract, please refer to the "Fee Table" in the full Prospectus that accompanies this Profile.

6.   HOW WILL MY CONTRACT BE TAXED?

         During the Accumulation Phase, your earnings are not taxed unless you take them out. If you take money out, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you also may be charged a 10% federal tax penalty on the withdrawn earnings.

         Income payments during the Income Phase are considered partly a return of your original investment. That part of each payment is not taxable as income. However, once you have recovered all of your original investment, income payments will then be fully taxable.

         Special tax rules apply to withdrawals from a new type of IRA called the Roth IRA.

7.   HOW DO I ACCESS MY MONEY?

        There are a number of ways to withdraw money from your Contract. You can tailor your income to meet your near-term or lifelong liquidity needs.

        During the Accumulation Phase, if you want to take money out of your Contract, you can choose among several different options.

        You can withdraw some of your money.

        You can surrender your Contract and take all of your money.

        You can take withdrawals using our systematic partial withdrawal program.

        You can apply your Account Value to an Income Plan.


        Keep in mind that amounts you surrender or withdraw may be subject to a surrender charge if taken during the first seven Contract Years. However, the Contract does provide a Free Withdrawal Amount, an amount not subject to a surrender charge, that is equal to your cumulative earnings, or if greater, 10% of total purchase payments you have invested. In addition, if you take the amount from the Fixed Account, a Market Value Adjustment ordinarily will apply. If you are younger than 59 1/2 when you take money out, you may owe a 10% federal tax penalty in addition to the income tax that will apply to the extent that you have gain in your Contract. Please remember that withdrawals will reduce your death benefit.


        Once you start receiving regular income payments and if you selected the "payments for a specified period certain" income plan, you may request a withdrawal.

8.      HOW IS CONTRACT PERFORMANCE PRESENTED?

        Because our Variable Sub-Accounts have not been in operation for more than a year, we cannot show you how the Funds performed in the Variable Account. When they have been in operation for a year or more, we will show you the Funds' performance using standard methods prescribed by the SEC.

        Please remember that the performance data represents past performance. Amounts you invest in the Variable Account will fluctuate daily based on underlying Fund investment performance, so the value of your investment may increase or decrease.

9.      DOES THE CONTRACT HAVE A DEATH BENEFIT?

        Your Contract provides two different types of death benefits for your Beneficiary. There is the basic death benefit and the accidental death benefit.

        BASIC DEATH BENEFIT. We will pay the basic death benefit to the Beneficiary of your choice in the event of your untimely death prior to the Income Phase. This provides comfort knowing your Beneficiary will receive the greatest of the following:

        the current Account Value on the date we receive proof of death;

        100% of the sum of all purchase payments you have invested in your Contract, less any withdrawals you have made (including any associated surrender charge and Market Value Adjustment incurred); or

        the highest anniversary value on or before you reach age 80.

        The highest anniversary value is equal to the greatest anniversary value attained in the following manner. When we receive proof of death, we will calculate an anniversary value for each Contract Anniversary prior to the date of the Owner's death, but not beyond the Owner's attained age 80. An anniversary value for a Contract Anniversary is equal to (1) the Account Value on that Contract Anniversary, (2) increased by the dollar amount of any purchase payments made since the Contract Anniversary, and (3) reduced proportionately by any withdrawals (including any associated surrender charge and Market Value Adjustment incurred) taken since that Contract Anniversary. (By proportionately, we take the percentage by which the withdrawal decreases the Account Value and we reduce the sum of (1) and (2) by that percentage.)

        ACCIDENTAL DEATH BENEFIT. The Contract also provides an accidental death benefit during the Accumulation Phase at no additional cost. If you die as a direct result of an accident before reaching age 81, we will pay an additional death benefit to the Beneficiary of your choice. This additional benefit is equal to 100% of the sum of all purchase payments you have invested in your Contract, less any withdrawals you have made (including any associated surrender charge and Market Value Adjustment incurred) up to a maximum of $250,000.

10.     WHAT OTHER INFORMATION SHOULD I KNOW?

        The Contract has several additional features available to you at no additional charge:

        FREE LOOK RIGHT: You have the right to return your Contract to us at our Customer Service Center or to the registered representative who sold it to you, and have us cancel the Contract within a certain number of days (usually 10 days from the date you receive the Contract, but some states require different periods).

        If you exercise this right, we will cancel your Contract as of the Business Day we receive it and send you a refund equal to your Account Value plus any charges we have deducted on or before the date we received the returned Contract, or if required by the law of your state, your initial purchase payment (less any withdraws previously taken). In the states where we are required to return purchase payment less withdrawals, if you allocated amounts to the Variable Account, we will temporarily allocate those amounts to the Money Market Fund until the Free Look Period expires.

        DOLLAR-COST AVERAGING PROGRAM: Under our optional Dollar-Cost Averaging Program, you may choose to transfer a set dollar amount systematically from the Money Market Fund and/or from specially designated Fixed Sub-Accounts to any other Variable Sub-Account, subject to certain limitations. By investing the same amount on a regular basis, you don't have to worry about timing the market. Since you invest the same amount each period, you automatically acquire more units when market values fall and fewer units when they rise. The potential benefit is to lower your average cost per unit. This proven investment technique does not guarantee that any Fund will gain in value. It also will not protect against a decline in value if market prices fall. However, if you can continue to invest regularly throughout changing market conditions, this program can be an effective strategy to help meet your long-term or retirement goals. Due to the effect of interest that continues to be paid on the amount remaining in the Money Market Fund or the specially designated Fixed Sub-Account, the amounts that we transfer will vary slightly from month to month.

        ASSET ALLOCATION PROGRAM: An optional Asset Allocation Program is available if you do not wish to make your own particular investment decisions. This investment planning tool is designed to find an asset mix that attempts to achieve the highest expected return based upon your tolerance for risk, and consistent with your needs and objectives. Bear in mind, that the use of an asset-allocation model does not guarantee investment results.

        AUTOMATIC PORTFOLIO REBALANCING PROGRAM: Our optional Automatic Portfolio Rebalancing Program can help prevent a well-conceived investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages you originally selected to shift. With this program, you can instruct us to automatically rebalance your Contract to your original percentages on a quarterly basis. Money invested in the Fixed Account is not part of this program.

        WAIVER OF SURRENDER CHARGE RIDER: This rider, which is automatically included in your Contract at no additional cost, permits you to withdraw money from your Contract without a surrender charge if you need it while you are confined to a nursing care facility or hospital, or if you have a terminal illness. Certain restrictions apply, and this feature may not be available in all states.

11.     HOW CAN I MAKE INQUIRIES?

        If you need further information about the Contracts, please write or call us at our Customer Service Center (877) TEL-SAGE (835-7243), or contact an authorized registered representative. The address of our Customer Service Center office is 1290 Silas Deane Highway, Wethersfield, CT 06109.

                       PROSPECTUS DATED ___________, 1999
        FLEXIBLE PAYMENT DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY
                                   CONTRACTS
                                   ISSUED BY
                    THE SAGE VARIABLE ANNUITY ACCOUNT A AND
                      SAGE LIFE ASSURANCE OF AMERICA, INC.


Executive Office:                                  Customer Service Center:
300 Atlantic Street                                1290 Silas Deane Highway
Stamford, CT  06901                                Wethersfield, CT 06109
                                                   Telephone: (877) 835-7243 (Toll Free)


        UNLESS OTHERWISE INDICATED, THIS PROSPECTUS DESCRIBES THE OPERATION OF THE CONTRACTS BEFORE THE INCOME DATE. DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS MAY BE FOUND BY REFERRING TO THE INDEX OF TERMS.


        This Prospectus describes flexible payment deferred combination fixed and variable annuity contracts offered by Sage Life Assurance of America, Inc. We designed the Contracts for use in your long-term financial and retirement planning, and are available for individuals and groups. The Contracts provide a means for investing on a tax-deferred basis in our Variable Account and our Fixed Account. You can purchase a Contract by making a minimum initial purchase payment. After purchase, you determine the amount and timing of any additional purchase payments.


         You may allocate purchase payments and transfer Account Value to our Variable Account and also to our Fixed Account within certain limits. We divided the Variable Account into 33 Sub-Accounts.

        Each Variable Sub-Account invests in a corresponding Fund of AIM Variable Insurance Funds, Inc., The Alger American Fund, Liberty Variable Investment Trust, SteinRoe Variable Investment Trust, MFS(R) Variable Insurance Trust(TM), Morgan Stanley Universal Funds, Inc., Oppenheimer Variable Account Funds, Sage Life Investment Trust, or T. Rowe Price Equity Series, Inc. (collectively, the "Trusts"). The accompanying prospectuses describe each of the Funds, including the risks of investing in each Fund, and provide other information about the Trusts.

        Your Account Value will vary daily as a function of the investment performance of the Variable Sub-Accounts and any interest we credit under our Fixed Account. We do not guarantee any minimum Account Value for amounts you allocate to the Variable Account. We guarantee a minimum fixed rate of interest for specified periods of time on the amounts you allocate to the Fixed Account. However, amounts withdrawn, surrendered, transferred, or applied to an income plan from the Fixed Account ordinarily will be subject to a Market Value Adjustment, which may increase or decrease such amounts. The Contracts provide additional benefits, including five income plan options, a death benefit upon any Owner's death before the Income Date, and optional programs including dollar-cost averaging, asset allocation, automatic portfolio rebalancing, and systematic partial withdrawals.

        This Prospectus sets forth basic information about the Contracts, the Variable Account, and the Fixed Account that you should know before purchasing a Contract. You should read the Prospectus carefully and retain it for future reference.

        The Statement of Additional Information contains more information about the Contracts and the Variable Account, is dated the same as this Prospectus, and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on page ____ of this Prospectus. It has been filed with the Securities and Exchange Commission. You may obtain a copy of the Statement of Additional Information free of charge by contacting our Customer Service Center at the address or phone number shown above. You may also obtain a copy of the Prospectus and Statement of Additional Information by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY THE CURRENT PROSPECTUS FOR EACH OF THE TRUSTS.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

                               TABLE OF CONTENTS



Index of Terms  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Fee Table . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1.  What are the Contracts? . . . . . . . . . . . . . . . . . . . . . . . . . .
2.  What are my Income Payment Options? . . . . . . . . . . . . . . . . . . . .
3.  How do I Purchase a Contract? . . . . . . . . . . . . . . . . . . . . . . .
       Initial Purchase Payment . . . . . . . . . . . . . . . . . . . . . . . .
       Issuance of a Contract . . . . . . . . . . . . . . . . . . . . . . . . .
       Free Look Right to Cancel Contract . . . . . . . . . . . . . . . . . . .
       Making Additional Purchase Payments  . . . . . . . . . . . . . . . . . .
4.  What are my Investment Options? . . . . . . . . . . . . . . . . . . . . . .
       Purchase Payments Allocations  . . . . . . . . . . . . . . . . . . . . .
       Variable Sub-Account Investment Options  . . . . . . . . . . . . . . . .
       Fixed Account Investment Options . . . . . . . . . . . . . . . . . . . .
       Market Value Adjustment  . . . . . . . . . . . . . . . . . . . . . . . .
       Transfers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Telephone Transfers  . . . . . . . . . . . . . . . . . . . . . . . . . .
       Powers of Attorney . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Dollar-Cost Averaging Program  . . . . . . . . . . . . . . . . . . . . .
       Asset Allocation Program . . . . . . . . . . . . . . . . . . . . . . . .
       Automatic Portfolio Rebalancing Program  . . . . . . . . . . . . . . . .
       Account Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Surrender Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Variable Account Value . . . . . . . . . . . . . . . . . . . . . . . . .
       Accumulation Unit Value  . . . . . . . . . . . . . . . . . . . . . . . .
       Net Investment Factor  . . . . . . . . . . . . . . . . . . . . . . . . .
       Fixed Account Value  . . . . . . . . . . . . . . . . . . . . . . . . . .
5.  What are the Expenses under a Contract?
       Surrender Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Annual Administration Charge . . . . . . . . . . . . . . . . . . . . . .
       Transfer Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Asset-Based Charges  . . . . . . . . . . . . . . . . . . . . . . . . . .
       Fund Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.  How will my Contract be Taxed?
       Tax Status of the Contract . . . . . . . . . . . . . . . . . . . . . . .
       Tax Treatment of Annuities . . . . . . . . . . . . . . . . . . . . . . .
       Taxation of a Non-Qualified Contract . . . . . . . . . . . . . . . . . .
       Taxation of a Qualified Contract . . . . . . . . . . . . . . . . . . . .
       Other Tax Consequences . . . . . . . . . . . . . . . . . . . . . . . . .

7.  How do I access my Money?
       Withdrawals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Systematic Partial Withdrawal Program  . . . . . . . . . . . . . . . . .
       IRA Partial Withdrawal Program . . . . . . . . . . . . . . . . . . . . .
       Requesting Payments  . . . . . . . . . . . . . . . . . . . . . . . . . .
8.  How is Contract Performance Presented?
9.  Does the Contract have a Death Benefit?
       Basic Death Benefit  . . . . . . . . . . . . . . . . . . . . . . . . . .
       Accidental Death Benefit . . . . . . . . . . . . . . . . . . . . . . . .
       Proof of Death . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
10. What Other Information Should I Know?
       Separate Accounts  . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Modification . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Distribution of the Contacts . . . . . . . . . . . . . . . . . . . . . .
       Experts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Reports to Contract Owners . . . . . . . . . . . . . . . . . . . . . . .
       Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Change of Owner, Beneficiary, or Annuitant . . . . . . . . . . . . . . .
       Misstatement and Proof of Age, Sex, or Survival  . . . . . . . . . . . .
       Incontestability . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Authority to Make Agreements . . . . . . . . . . . . . . . . . . . . . .
       Preparing for the Year 2000  . . . . . . . . . . . . . . . . . . . . . .
       Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . .
11. How Can I Make Inquiries?
12. Additional Information about Sage Life Assurance of America, Inc.
       History and Business . . . . . . . . . . . . . . . . . . . . . . . . . .
       Selected Financial Data  . . . . . . . . . . . . . . . . . . . . . . . .
       Transactions with Sage Insurance Group . . . . . . . . . . . . . . . . .
       Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       State Regulation . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       Directors and Executive Officers . . . . . . . . . . . . . . . . . . . .



FINANCIAL STATEMENTS OF SAGE LIFE ASSURANCE OF AMERICA, INC.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A


APPENDIX B

                                 INDEX OF TERMS

We have tried to make this Prospectus as readable and understandable as possible. However, for you to understand how the Contracts work, we have had to use certain terms that have special meanings. We define these terms below.

Account Value - The Account Value is the entire amount we hold under your Contract during the Accumulation Phase. It is equal to the sum of the Variable Account Value and Fixed Account Value.

Accumulation Phase - The Accumulation Phase is the period during which you accumulate savings under your Contract.

Accumulation Unit - An Accumulation Unit is the unit of measure we use before the Income Date to keep track of the value of each Variable Sub-Account.

Annuitant - The Annuitant is the natural person whose age determines the maximum Income Date and the amount and duration of income payments involving life contingencies. The Annuitant may also be the person to whom any payment will be made starting on the Income Date.

Asset-Based Charges - The Asset-Based Charges are charges for mortality and expense risks and for administrative costs assessed monthly against the assets of the Variable Account. After the Income Date, these charges are called Variable Sub-Account Charges and are deducted daily from the assets of the Variable Account.

Beneficiary - The Beneficiary is the person or persons to whom we pay a death benefit if any Owner dies before the Income Date.

Business Day - A Business Day is any day the New York Stock Exchange ("NYSE") is open for trading and we are open for business, exclusive of (i) Federal holidays, (ii) any day on which an emergency exists making the disposal or fair valuation of assets in the Variable Account not reasonably practicable, and
(iii) any day on which the Securities and Exchange Commission ("SEC") permits a delay in the disposal or valuation of assets in the Variable Account.

Code - The Code is the Internal Revenue Code of 1986, as amended.

Contracts - The Contracts are flexible payment deferred combination fixed and variable annuity contracts offered by us, Sage Life Assurance of America, Inc. In some jurisdictions, we issue the Contracts directly to individuals. In most jurisdictions, however, the Contracts are only available as a group contract. We issue a group Contract to or on behalf of a group. Individuals who are part of a group to which we issue a Contract receive a certificate that recites substantially all of the provisions of the group Contract. Throughout this Prospectus and unless otherwise stated, the term "Contract" refers to individual contracts, group Contracts, and certificates for group Contracts.

Contract Anniversary - A Contract Anniversary is each anniversary of the Contract Date.

Contract Date - The Contract Date is the date an individual Contract or a certificate for a group Contract is issued at our Customer Service Center.

Contract Year - A Contract Year is each and every consecutive twelve-month period beginning on the Contract Date and the anniversaries thereof.

Customer Service Center - The Customer Service Center is where we provide service to you. The administrator of our center is Financial Administration Services, Inc. The mailing address and telephone number of the Customer Service Center are shown on the first page of this Prospectus.

Excess Withdrawal - An Excess Withdrawal is a withdrawal of Account Value that exceeds the Free Withdrawal Amount.

Executive Office - The Executive Office is our main office. The mailing address of our Executive Office is shown on the first page of this Prospectus.

Expiration Date - The Expiration Date is the last day in a Guarantee Period. In the Contract, this is referred to as the "Expiry Date."

Fixed Account - The Fixed Account is The Sage Fixed Interest Account A. It is a separate investment account of ours under state insurance law (but is not required to be nor has it been registered under the federal securities laws) into which purchase payments may be invested or Account Value may be transferred. In certain states, we refer to the Fixed Account as the Interest Account.

Fixed Account Value - The Fixed Account Value is the sum of the value of each Fixed Sub-Account on a Business Day during the Accumulation Phase.

Fixed Sub-Account - A Fixed Sub-Account is established when a purchase payment is invested or an amount is transferred to the Fixed Account. Each Fixed Sub-Account is credited with a Guaranteed Interest Rate for a specified Guarantee Period.

Free Withdrawal Amount - The Free Withdrawal Amount is the maximum amount that can be withdrawn within a Contract Year during the Accumulation Phase without being subject to a surrender charge.

Fund - A Fund is an investment portfolio in which a Variable Sub-Account invests.

General Account - The General Account consists of all our assets other than those held in any separate investment accounts.

Guaranteed Interest Rate - A Guaranteed Interest Rate is the effective annual interest rate that we will credit for a specified Guarantee Period for amounts allocated to a Fixed Sub-Account. The Guaranteed Interest Rate will never be less than the minimum shown in your Contract.

Guarantee Period - A Guarantee Period is a period of years for which a specified effective annual interest rate (Guaranteed Interest Rate) is guaranteed by us. Interest is credited daily at a rate to yield the declared annual Guaranteed Interest Rate.

Income Date - The Income Date is the date you select for your income payments to begin.

Income Phase - The Income Phase starts on the Income Date and is the period during which you receive income payments.

Income Unit - An Income Unit is the unit of measure we use to calculate the amount of income payments under a variable income plan option.

Market Value Adjustment - A Market Value Adjustment is a positive or negative adjustment that may apply to a surrender, withdrawal, or transfer, and to amounts applied to an income plan from a Fixed Sub-Account before the end of its Guarantee Period.

Net Asset Value - The Net Asset Value is the price of one share of a Fund.

Owner - The Owner is the person or persons who owns (or own) a Contract. Provisions relating to action by the Owner mean, in the case of joint Owners, both Owners acting jointly. In the context of a Contract issued on a group basis, Owners refer to holders of certificates under the group Contract.

Satisfactory Notice - Satisfactory Notice is a notice or request authorized by you, in a form satisfactory to us, received at our Customer Service Center.

Surrender Value - The Surrender Value is the amount you receive upon surrender of your Contract before the Income Date.

Valuation Period - The Valuation Period is the period between one calculation of an Accumulation Unit value and the next calculation. Normally, we calculate Accumulation Units once each Business Day, but we can delay this calculation if an emergency exists, making disposal of or fair valuation of assets in the Variable Account not reasonably practicable, or if the SEC permits such deferral.

Variable Account - The Variable Account is The Sage Variable Annuity Account A. It is a separate investment account of ours under the federal securities laws into which purchase payments may be invested or Account Value may be transferred.

Variable Account Value - The Variable Account Value is the sum of the value of each Variable Sub-Account on a Business Day during the Accumulation Phase.

Variable Sub-Account - A Variable Sub-Account is a division of the Variable Account that invests in shares of a particular Fund.

Variable Sub-Account Charges - Variable Sub-Account Charges are Asset-Based Charges that are deducted daily from the assets of the Variable Account after the Income Date.

"We", "us", "our", "Sage Life" or the "Company" is Sage Life Assurance of America, Inc.

"You" or "your" is the Owner of a Contract. You are entitled to exercise all rights under a Contract. However, if you designate an irrevocable beneficiary, you may need the consent of that beneficiary before you exercise your rights under your Contract. Your death before the Income Date initiates payment of the death benefit.

                                   FEE TABLE

The purpose of this Fee Table is to assist you in understanding the expenses that you will pay directly or indirectly when you invest in the Contract.

TRANSACTION EXPENSES

        Sales Load Imposed on Purchases (as a percentage of purchase payments)  . . . . . . . . . . . . . . . . . . . . . . . . . . . None

        Surrender Charge(1) (as a percentage of purchase payments withdrawn or surrendered.)


           Applicable                Applicable Surrender
           Contract Year             Charge Percentage
                 1                            7%
                 2                            7%
                 3                            6%
                 4                            5%
                 5                            4%
                 6                            3%
                 7                            1%
                 8 and thereafter             0%


        Transfer Charge(2) . . . . . . . . . . . . . . . . . . . . . .    $  0

        Annual Administration Charge
          Contract Years 1-7(3)  . . . . . . . . . . . . . . . . . . .     $40
          After Contract Year 7  . . . . . . . . . . . . . . . . . . .    $  0

In addition, the amount of any state and local taxes levied by any governmental entity on purchase payments may be deducted from your Account Value when such taxes are incurred. We reserve the right to defer the collection of this charge and deduct it against your Account Value on the surrender of a Contract, on an Excess Withdrawal, or on application of Account Value to provide income payments. We refer to this as the Purchase Payment Tax Charge.

VARIABLE ACCOUNT ANNUAL EXPENSES(4) (deducted monthly as a percentage of the Variable Account Value)

                                                   Contract Years
                                                   --------------
                                                   1 - 7    8 +
                                                   -----    ---
        Mortality and Expense Risk Charge          1.25%    1.10%
        Asset-Based Administrative Charge          0.15%    0.15%
                                                   -----    -----
        Total Asset-Based Charges                  1.40%    1.25%

Fund Charges. The fees and expenses for each of the Funds (as a percentage of net assets) for the year ended December 31, 1997 are set forth in the following table. For more information on these fees and expenses, see the prospectuses for the Trusts that accompany this Prospectus.

FUND ANNUAL EXPENSES (as a percentage of average daily net assets of a Fund)

                                    Management Fees    Other Expenses
                                    (after fee waiver  (after reimbursement-  Total
    Fund                            as applicable)     as applicable)         Expenses
    ----                            --------------     --------------         --------
AIM VARIABLE INSURANCE
    FUNDS, INC.:
   AIM V.I. Government
     Securities Fund                      0.50%         0.37%                  0.87%(5)
   AIM V.I. Growth and
     Income Fund                          0.63%         0.06%                  0.69%(5)
   AIM V.I. International
     Equity Fund                          0.75%         0.18%                  0.93%(5)
   AIM V.I. Value Fund                    0.62%         0.08%                  0.70%(5)

THE ALGER AMERICAN FUND:
  Alger American MidCap
     Growth Portfolio                     0.80%         0.04%                  0.84%
  Alger American Income and
     Growth Portfolio                    0.625%        0.115%                 0.74%
  Alger American Small
     Capitalization Portfolio             0.85%         0.04%                  0.89%

LIBERTY VARIABLE INVESTMENT TRUST:
 Colonial High Yield Securities
     Fund, Variable Series               0.60%         0.20%                  0.80%(6)
 Colonial Small Cap Value Fund,
     Variable Series                     0.80%         0.20%                  1.00%(6)
 Colonial Strategic Income Fund,
     Variable Series                     0.65%         0.15%                  0.80%(7)
 Colonial U.S. Stock Fund,
     Variable Series                     0.80%         0.14%                  0.94%
 Liberty All-Star Equity Fund,
     Variable Series                     0.80%         0.20%                  1.00%(7)

                                                         Other
                                      Management Fees    Expenses (after
                                      (after fee waiver  reimbursement-   Total
        Fund                          as applicable)     as applicable)   Expenses
        ----                          --------------     --------------   --------
  Newport Tiger Fund,
     Variable Series                        0.90%        0.35%            1.25%
  Stein Roe Global Utilities
     Fund, Variable Series                  0.65%        0.18%            0.83%

STEINROE VARIABLE INVESTMENT TRUST:
   Stein Roe Growth Stock
     Fund, Variable Series                  0.65%        0.06%            0.71%
   Stein Roe Balanced Fund,
     Variable Series                        0.60%        0.06%            0.66%

MFS VARIABLE INSURANCE TRUST:
   MFS Growth With Income Series            0.75%        0.25%(7)         1.00%(8)
   MFS High Income Series                   0.75%        0.25%(7)         1.00%(8)
   MFS Research Series                      0.75%        0.13%            0.88%
   MFS Total Return Series                  0.75%        0.25%(7)         1.00%(8)
   MFS Value Series                         0.75%        0.25%(7)         1.00%(8)

MORGAN STANLEY UNIVERSAL FUNDS, INC.:
   Global Equity Portfolio                  0.00%        1.15%            1.15%(9)
   Mid Cap Value Portfolio                  0.00%        1.05%            1.05%(9)
   Value Portfolio                          0.00%        0.85%            0.85%(9)

OPPENHEIMER VARIABLE FUNDS:
   Oppenheimer Bond Fund                    0.73%        0.05%            0.78%
   Oppenheimer Growth Fund                  0.73%        0.02%            0.75%
   Oppenheimer Small Cap
    Growth Fund                             0.75%        0.08%            0.83%(10)

SAGE LIFE INVESTMENT TRUST:
   EAFE Equity Index Fund                   0.73%        0.17%            0.90%(11)
   S&P 500 Equity Index Fund                0.38%        0.17%            0.55%(11)
   Money Market Fund                        0.48%        0.17%            0.65%(11)

T. ROWE PRICE EQUITY SERIES, INC.:
   T. Rowe Price Equity
     Income Portfolio                       0.85%        0.00%            0.85%

                                                    Other
                                 Management Fees    Expenses (after
                                 (after fee waiver  reimbursement-    Total
       Fund                      as applicable)     as applicable)    Expenses
       ----                      --------------     --------------    --------
T. Rowe Price Mid-Cap
    Growth Portfolio                   0.85%        0.00%             0.85%
T. Rowe Price Personal Strategy
    Balanced Portfolio                 0.90%        0.00%             0.90%


----------------------------

1/      You may withdraw a portion of your Account Value without incurring a surrender charge. This amount is called the Free Withdrawal Amount and is equal to the greater of (i) 10% of your total purchase payments less all prior withdrawals (including any associated surrender charge and Market Value Adjustment incurred) in that Contract Year, or (ii) cumulative earnings (i.e., the excess of the Account Value on the date of withdrawal over unliquidated purchase payments).

2/      Currently, there is no transfer charge.  However, we reserve the right to charge up to $25 for the 13th and each subsequent transfer during a Contract Year.

3/      We waive the Annual Administration Charge if the Account Value is at
least $50,000 on the date of deduction.

4/      We call the Asset-Based Charges Variable Sub-Account Charges and deduct them on a daily basis after the Income Date. See "What are the Expenses under the Contract?" on page __.


5/      A I M Advisors, Inc. ("AIM") may from time to time voluntarily waive or reduce its fees. Effective May 1, 1998, the Funds reimburse AIM in an amount up to 0.25% of the average net asset value of each Fund, for expenses incurred in providing, or assuring that participating insurance companies provide, certain administrative services. Currently, the fee only applies to the average net asset value of each Fund in excess of the net asset value of each Fund as calculated on April 30, 1998.


6/      Liberty Variable Investment Trust's Colonial High Yield Securities Fund
and Colonial Small Cap Value Fund did not commence operations until 1998. The figures shown are based on estimates for the current fiscal year.

7/      Without reimbursements, the total expenses for Liberty Variable
Investment Trust's Colonial Strategic Income Fund and Liberty All-Star Equity Fund during 1997 would have been 0.82% and 1.45%, respectively.

8/      Without reimbursements, the other expenses and total expenses for MFS
Variable Insurance Trust's Growth with Income Series, High Income Series, Total Return Series and Value Series during 1997 would have been .35% and 1.10%, .40% and 1.15%, .27% and 1.02%, and 1.33% and 2.08%, respectively.

9/      Without reimbursements, the total expenses for of Morgan Stanley
Universal Funds, Inc.'s Global Equity Portfolio, Mid Cap Value Portfolio, Value Portfolio would have been 2.43%, 2.13%, and 1.87%, respectively.

10/     Oppenheimer Variable Account Fund's Small Cap Growth Fund did not
commence operations until 1998. The figures shown are based on estimates for the current fiscal year.


11/     These Funds have not commenced operations.  The figures shown are based on estimates. Without reimbursements, the total expenses of Sage Life Investment Trust's EAFE Equity Index Fund, S&P 500 Equity Index Fund, and Money Market Fund would be 1.07%, .72%, and .82%, respectively.

EXAMPLES

        The purpose of the following examples is to demonstrate the expenses that you would pay on a $1,000 investment in the Variable Account. We calculate the examples based on the fees and charges shown in the tables above. For a more complete description of these expenses, see "What are the Expenses under a Contract?" beginning on page __ of this Prospectus, and see the prospectuses for the Trusts. The Examples assume that the average Account Value is $30,000, and that you have invested all your money in the Variable Account.

        You should not consider the Examples a representation of past or future expenses. Actual expenses may be greater or less than those shown. In addition, we do not reflect Purchase Payment Tax Charges. These charges may apply depending on the state where the Contract is sold. You might also incur transfer fees if you make more than twelve transfers in a Contract Year. See "Transfer Charge," page _. The assumed 5% annual rate of return is hypothetical. You should not consider it to be a representation of past or future annual returns, which may be greater or less than this assumed rate.

        You would pay the following expenses on a $1,000 initial purchase payment, assuming a 5% annual return on assets and the charges listed in the Fee Table above.

                           1. If you surrender    2. If you do not surrender
                           your Contract at the   your Contract at the
Fund                       end of each time       end of each time
----                       period                 period

                           1 Year    3Years       1 Year     3 Years
                           ------    ------       ------     -------

AIM VARIABLE INSURANCE
  FUNDS, INC.:
  AIM V.I. Government        $95     $138           $25      $78
     Securities Fund
  AIM V.I. Growth and        $93     $132           $23      $72
     Income  Fund
  AIM V.I. International     $95     $140           $25      $80
     Equity Fund
  AIM V.I. Value Fund        $93     $132           $23      $72

                                      1. If you surrender   2. If you do not surrender
                                      your Contract at the  your Contract at the
                                      end of each time      end of each time
      Fund                            period                period
      ----

                                      1 Year      3Years    1 Year      3 Years
                                      ------      ------    ------      -------

THE ALGER AMERICAN FUND:
  Alger American MidCap                 $94       $137        $24       $77
     Growth Portfolio
  Alger American Income and             $93       $134        $23       $74
     Growth Portfolio
  Alger American Small                  $95       $138        $25       $78
     Capitalization Portfolio

LIBERTY VARIABLE INVESTMENT TRUST:
  Colonial High Yield                   $94       $136        $24       $76
     Securities Fund, Variable Series
 Colonial Small Cap Value               $96       $142        $26       $82
     Fund, Variable Series
 Colonial Strategic Income              $94       $136        $24       $76
     Fund, Variable Series
 Colonial U.S. Stock Fund,              $95       $140        $25       $80
     Variable Series
 Liberty All-Star Equity Fund,          $96       $142        $26       $82
     Variable Series
 Newport Tiger Fund,                    $99       $150        $29       $90
     Variable Series
 Stein Roe Global Utilities             $94       $136        $24       $76
     Fund, Variable Series

STEINROE VARIABLE INVESTMENT TRUST:
 Stein Roe Growth Stock                 $93       $133        $23       $73
     Fund, Variable Series
 Stein Roe Balanced Fund,               $93       $131        $23       $71
     Variable Series

MFS VARIABLE INSURANCE TRUST:
 MFS Growth With Income                 $96       $142        $26       $82
     Series
 MFS High Income Series                 $96       $142        $26       $82
 MFS Research Series                    $95       $138        $25       $78

                                       1. If you surrender   2. If you do not surrender
                                       your Contract at the  your Contract at the
         Fund                          end of each time      end of each time
         ----                          period                period

                                       1 Year     3Years     1 Year    3 Years
                                       ------     ------     ------    -------

 MFS Total Return Series               $96        $142       $26       $82
 MFS Value Series                      $96        $142       $26       $82

MORGAN STANLEY UNIVERSAL FUNDS, INC.:
 Global Equity Portfolio               $98        $147       $28       $87
 Mid Cap Value Portfolio               $97        $144       $27       $84
 Value Portfolio                       $94        $137       $24       $77

OPPENHEIMER VARIABLE ACCOUNT FUNDS:
 Oppenheimer Bond Fund                 $94        $135       $24       $75
 Oppenheimer Growth Fund               $93        $134       $23       $74
 Oppenheimer Small Cap                 $94        $136       $24       $76
    Growth Fund

SAGE LIFE INVESTMENT TRUST:
 EAFE Equity Index Fund                $95        $139       $25       $79
 S&P 500 Equity Index Fund             $91        $127       $21       $67
 Money Market Fund                     $92        $131       $22       $71

T. ROWE PRICE EQUITY SERIES, INC.:
 T. Rowe Price Equity                  $94        $137       $24       $77
    Income Portfolio
 T. Rowe Price Mid-Cap                 $94        $137       $24       $77
    Growth Portfolio
 T. Rowe Price Personal                $95        $139       $25       $79
    Strategy Balanced Portfolio

1.      WHAT ARE THE CONTRACTS?

        The Contracts are flexible payment deferred combination fixed and variable annuity Contracts offered by us, Sage Life Assurance of America, Inc. Throughout this Prospectus, the term "Contracts" refers to individual Contracts, group Contracts, and certificates for group Contracts. We designed the Contracts for use in long-term financial and retirement planning. They provide a means for investing amounts on a tax-deferred basis in our Variable Account and our Fixed Account.

        Under the terms of the Contracts, we promise to pay you (or the Annuitant, if the Owner is other than an individual) regular income payments after the Income Date. Until the

Income Date, you may make additional purchase payments under the Contract, and will ordinarily not be taxed on increases in the value of your Contract as long as you do not take distributions. When you use the Contract in connection with tax-qualified retirement plans, federal income taxes may be deferred on your purchase payments, as well as on increases in the value of your Contract. See "How will my Contract be Taxed?" on page ___. The Contracts may not be available in all states.

        When you make purchase payments, you can allocate those purchase payments to one or more of the 33 subdivisions of the Variable Account, known as "Variable Sub-Accounts." Purchase payments allocated to a Variable Sub-Account will be invested solely in a Fund, as you direct. Your Account Value in a Variable Sub-Account will vary according to the investment performance of the corresponding Fund. Depending on market conditions, your value in each Variable Sub-Account could increase or decrease. No minimum value is guaranteed. The total of the values in the Variable Sub-Accounts is called the Variable Account Value.

        You can also allocate purchase payments to our Fixed Account. See "Fixed Account Investment Option, " page ___. The Fixed Account includes Fixed Sub-Accounts to which we credit fixed rates of interest for the Guarantee Periods you select. We currently offer Guarantee Periods with durations of 1, 2, 3, 4, 5, 7, and 10 years. If any amount allocated or transferred remains in a Guarantee Period until the Expiration Date, its value will be equal to the amount originally allocated or transferred, multiplied, on an annually compounded basis, by its Guaranteed Interest Rate. Any surrender, withdrawal, transfer, or amount applied to an income plan from a Fixed Sub-Account before its Expiration Date ordinarily will be subject to a Market Value Adjustment that may increase or decrease the value of the Fixed Sub-Account (or portion thereof) being surrendered, withdrawn, transferred, or applied to an income plan. See "Market Value Adjustment" page _____.

        You can transfer Account Value from one Variable Sub-Account to another, and from a Fixed Sub-Account to a Variable Sub-Account and from a Variable Sub-Account to a Fixed Sub-Account, subject to certain conditions. See "Transfers," page __.

        Sage Life may offer other variable annuity contracts that also invest in the same Funds offered under the Contracts. These contracts may have different charges and they may offer different benefits.

2.      WHAT ARE MY INCOME PAYMENT OPTIONS?

        You choose the Income Date or other agreed upon date when you want regular income payments to begin. The Income Date you choose must be on or before the first calendar month following the Annuitant's 95th birthday. We reserve the right to require that your Income Date be at least two years after the Contract Date. After you choose the Income Date, you select an income plan from the list below, and indicate whether you want your income payments to be fixed or variable or a combination of fixed and variable. You must give Satisfactory Notice of your choices at least 30 days prior to the Income Date, and you must have at least $5,000 of Account Value to apply to a variable or fixed income option.

        On the Income Date, the Account Value under the Contract (adjusted for any Market Value Adjustment, if applicable) will be used to provide income payments. Unless you request otherwise, we will use any Variable Account Value to provide variable income payments, and we will use any Fixed Account Value to provide fixed income payments. If you have not chosen an income plan by the Income Date, a "life annuity with 10 years certain" (described below) will be used.

        The available income plans are:


                 - INCOME PLAN 1 - LIFE ANNUITY. An amount payable during the lifetime of the Annuitant terminating with the last payment preceding the death of the Annuitant.



                 - INCOME PLAN 2 - LIFE ANNUITY WITH 10 OR 20 YEARS CERTAIN. An amount payable during the lifetime of the Annuitant with the guarantee that payments be made for a minimum of 10 or 20 years, as elected.



                 -   INCOME PLAN 3 - JOINT AND LAST SURVIVOR LIFE ANNUITY.
                 An amount payable during the joint lifetime of the Annuitant and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor.



                 -   INCOME PLAN 4 - PAYMENTS FOR A SPECIFIED PERIOD
                 CERTAIN. An amount payable for the number of years selected which may be from 5 to 30 years.



                 - INCOME PLAN 5 - ANNUITY PLAN. An amount can be used to purchase any other income plan we offer on the Income Date for which you and the Annuitant are eligible.


        Your first income payment, whether fixed or variable, will be based on the amount of proceeds applied under the income plan you have selected and on the "annuity purchase rates" based on the Annuitant's age and sex, and if applicable upon the age and sex of a second designated person. The annuity purchase rate we apply will never be lower than the rate shown in your Contract.


        If you told us you want fixed income payments, the amount of each income payment is guaranteed and remains level throughout the period you selected.



        If you told us you want variable income payments, the amount of each payment will vary according to the investment performance of the Funds you selected.



        To calculate your initial and future variable income payments, we need to make an assumption regarding the investment performance of the Funds you select. We call this your assumed investment rate. This rate is simply the total return, after expenses, you need to earn to keep your variable income payments level. Rather than building in our own estimate, we will allow you to tailor your variable income payments to meet your needs by giving you a choice of rates. You currently may select either 3% or 6%; if you do not select a rate, we will apply the 3% rate. (We may offer other rates in the future). The lower the rate, the lower your initial variable income payment, but the better your payments will keep pace with inflation (assuming positive investment performance.)



        For example, if you select 3%, this means that if the investment performance, after expenses, of your Funds is less than 3%, then the dollar amount of your variable income payment will decrease. Conversely, if the investment performance, after expenses, of your funds is greater than 3%, then the dollar amount of your income payments will increase.


        If you told us that you want a life annuity, it is possible that you could only receive one payment.

        Your income payments will be made monthly, unless you choose quarterly, semi-annual or annual payments by giving us Satisfactory Notice at least 30 days prior to the Income Date. Payments start on the Income Date. If any payment would be less than $100, we may change the payment frequency to the next longer interval, but in no event less frequent than annual. Also, if on the Income Date, the Account Value is less than $5,000, we may pay the Surrender Value on that date in one sum.

3.      HOW DO I PURCHASE A CONTRACT?

        INITIAL PURCHASE PAYMENT. Contracts may be purchased for use in connection with tax-qualified plans ("Qualified Contracts"), or may be purchased on a non-tax qualified basis ("Non-Qualified Contracts"). To purchase a Contract, you and the Annuitant you selected may not be more than 85 years old on the Contract Date. A minimum initial purchase payment is required depending on whether you are purchasing a Non-Qualified or Qualified Contract, as shown in the following table:

                                           Minimum Initial Purchase Payment Required
Non-Qualified Contract                             $5,000
Qualified Contract                                 $2,000

        ISSUANCE OF A CONTRACT. Once we receive your initial purchase payment and your application at our Customer Service Center, we will usually issue your Contract within two Business Days. However, if you did not give us all the information we need, we will try to contact you to get the additional needed information. If we cannot complete the application within five Business Days, we will either send your money back or obtain your permission to keep your money until we receive the necessary information. Your Contract Date will be the date we issue your Contract at our Customer Service Center.

        FREE LOOK RIGHT TO CANCEL CONTRACT. During your "Free Look" Period, you may cancel your Contract. The Free Look Period usually expires 10 days after you receive your Contract. Some states may require a longer period. If you decide to cancel your Contract, you must return it to our Customer Service Center or to one of our authorized registered representatives. You will receive a refund of your Account Value plus any charges we have deducted on or before the date we receive your returned Contract at our Customer Service Center, or if required by the law of your state, your initial purchase payment (less any withdraws previously taken). In those latter states where this requirement exists, amounts you allocate to the Variable Account will be temporarily allocated to the Money Market Fund until the Free Look Period expires. See "What are my Investment Options," page ___.

        MAKING ADDITIONAL PURCHASE PAYMENTS. You may make additional purchase payments of $250 or more at any time before the Income Date, subject to the following conditions. We will accept additional purchase payments under a Non-Qualified Contract until the earlier of the year in which you attain age 85 or the year in which the Annuitant attains age 85. We will accept additional purchase payments under a Qualified Contract until the year in which you attain 70 1/2, except contributions to a Roth IRA or rollover contributions may be made until the year in which you attain age 85. You must obtain our prior approval before you make a purchase payment that causes the Account Value of all annuities that you maintain with us to exceed $1,000,000. We will credit any purchase payment received after the Contract Date to your Contract as of the Business Day on which we receive it at our Customer Service Center. Purchase payments received on other than a Business Day will be deemed received on the next following Business Day.

        In addition, if you have not made a purchase payment for more than two years and your Account Value is less than $2,000 on a Contract Anniversary, we may cancel your Contract and pay you the Surrender Value as though you had surrendered by giving you written notice at your address of record. However, you will be allowed 61 days from the date of that notice to submit an additional purchase payment in an amount sufficient to maintain your Account Value at $2,000 or more. If we have not received the required additional purchase payment by the end of this period, we may cancel your Contract.

4.      WHAT ARE MY INVESTMENT OPTIONS?

        PURCHASE PAYMENT ALLOCATIONS. When you apply for a Contract, you specify the percentage of your purchase payment to be allocated to each Variable Sub-Account and/or to each Fixed Sub-Account. You can change the allocation percentages at any time by sending Satisfactory Notice to our Customer Service Center. The change will apply to all purchase payments we receive on or after the date we receive your request. Purchase payment allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.

        We may, however, require that an initial purchase payment allocated to a Variable Sub-Account be temporarily invested in the Money Market Fund during the Free Look Period. We will require this if the law of your state requires us to refund your full initial purchase payment less any withdrawals previously taken, should you cancel your Contract during the Free Look Period. At the end of the Free Look Period, if your initial purchase payment was temporarily allocated to the Money Market Fund by us, we will transfer the value of what is in the Money Market Fund to the Variable Sub-Account(s) you specified in your application. Solely for the purpose of processing transfers from the Money Market Fund, we will deem the Free Look Period to end 15 days after the Contract Date. This transfer from the Money Market Fund to the Variable Sub-Accounts upon the expiration of the Free Look Period does not count as a transfer for any other purposes under the Contract.

        VARIABLE SUB-ACCOUNT INVESTMENT OPTIONS. The Variable Account has 33 Sub-Accounts, each investing in a specific Fund. Each of the Funds is either an open-end diversified management investment company or a separate investment portfolio of such a company, and is managed by a registered investment adviser. The Funds, as well as brief descriptions of their investment objectives, are provided below. There is no assurance that these objectives will be met. Amounts you allocate to the Variable Account reflect the investment performance of the Funds. You bear the investment gain or loss of investing in the Funds. Not every fund may be available in every state or in every market.


                       AIM VARIABLE INSURANCE FUNDS, INC.

        AIM V.I. GOVERNMENT SECURITIES FUND. This Fund seeks to achieve a high level of current income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed, or otherwise backed by the U.S. Government.

        AIM V.I. GROWTH AND INCOME FUND. This Fund seeks to provide growth of capital, with current income as a secondary objective. The Fund seeks to achieve its objective by generally investing at least 65% of its net assets in stocks of companies believed by the management to have the potential for above average growth in revenues and earnings.

        AIM V.I. INTERNATIONAL EQUITY FUND. This Fund seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities, the issuers of which are considered by the Fund's investment adviser to have strong earnings momentum.

        AIM V.I. VALUE FUND. This Fund seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the Fund's investment adviser to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities, or relative to the equity markets generally. Income is a secondary objective.

        AIM Advisors, Inc. advises the AIM Variable Insurance Funds, Inc.

                            THE ALGER AMERICAN FUND

        ALGER AMERICAN MIDCAP GROWTH PORTFOLIO. This Fund seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization within the range included in the S&P MidCap 400 Index.

        ALGER AMERICAN INCOME AND GROWTH PORTFOLIO. This Fund seeks to provide a high level of dividend income through investments in equity securities. Capital appreciation is a secondary objective of this Fund.

        ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO. This Fund seeks long-term capital appreciation through investment primarily in equity securities that, at the time of purchase, have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

        Fred Alger Management, Inc. advises The Alger American Fund.

                       LIBERTY VARIABLE INVESTMENT TRUST

        COLONIAL HIGH YIELD SECURITIES FUND, VARIABLE SERIES ("High Yield Securities Fund"). This Fund seeks high current income and total return by investing primarily in lower rated corporate debt securities (commonly referred to as "junk bonds").

        COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES ("Small Cap Value Fund"). This Fund seeks long-term growth by investing primarily in smaller capitalization equity securities.

        COLONIAL STRATEGIC INCOME FUND, VARIABLE SERIES ("Strategic Income Fund"). This Fund seeks a high level of current income, as is consistent with prudent risk and maximizing total return, by diversifying investments primarily in U.S. and foreign government and lower rated corporate debt securities.

        COLONIAL U.S. STOCK FUND, VARIABLE SERIES ("U.S. Stock Fund"). This Fund seeks long-term growth by investing primarily in large capitalization equity securities.

        LIBERTY ALL-STAR EQUITY FUND, VARIABLE SERIES ("All-Star Fund"). This Fund seeks total investment return, comprised of long-term capital appreciation and current income, through investment primarily in a diversified portfolio of equity securities.

        NEWPORT TIGER FUND, VARIABLE SERIES ("Tiger Fund"). This Fund seeks long-term capital growth by investing primarily in equity securities of companies located in the nine Tigers of Asia (Hong Kong, Singapore, South Korea, Taiwan, Malaysia, Thailand, Indonesia, China and the Philippines).

        STEIN ROE GLOBAL UTILITIES FUND, VARIABLE SERIES ("Global Utilities Fund"). This Fund seeks current income and long-term growth of capital. The Global Utilities Fund normally invests at least 65% of its total assets in U.S. and foreign equity and debt securities of companies engaged in the manufacture, production, generation, transmission, sale or distribution of electricity, natural gas or other types of energy, or water or other sanitary services, and companies engaged in telecommunication, including telephone, telegraph, satellite, microwave and other communications media.

        Liberty Advisory Services Corp. (formerly "Keyport Advisory Services Corp.") provides investment management and advisory services to the Liberty Variable Investment Trust. Colonial Management Associates, Inc. subadvises the High Yield Securities Fund, the U.S. Stock Fund, the Small Cap Value Fund, and the Strategic Income Fund. Stein Roe & Farnham Incorporated subadvises the Global Utility Fund. Newport Fund Management, Inc. subadvises the Tiger Fund. Liberty Asset Management Company subadvises the All-Star Fund.

                       STEINROE VARIABLE INVESTMENT TRUST

        STEIN ROE GROWTH STOCK FUND. This Fund seeks long-term growth of capital through investment primarily in common stocks.

        STEIN ROE BALANCED FUND. This Fund seeks high total investment return through a changing mix of equities, debt securities, and cash.

        Stein Roe & Farnham Incorporated advises the SteinRoe Variable Investment Trust.

                      MFS(R) VARIABLE INSURANCE TRUST(TM)

         MFS GROWTH WITH INCOME SERIES. This Fund seeks to provide reasonable current income and long-term growth of capital and income. Under normal market conditions, the MFS Growth with Income Series will invest at least 65% of its assets in equity securities of companies that are believed to have long-term prospects for growth and income.

        MFS HIGH INCOME SERIES. This Fund seeks high current income by investing primarily in a professionally managed diversified portfolio of fixed income securities, some of which may involve equity features. Fixed income securities offering the high current income sought by the High Income Series normally include those fixed income securities which offer a current yield above that generally available on debt securities in the three highest rating categories by recognized rating agencies (commonly known as "junk bonds" if rated below the four highest categories of recognized rating agencies). See the prospectus for the Trust for more information.

        MFS RESEARCH SERIES. This Fund seeks to provide long-term growth of capital and future income. The MFS Research Series' policy is to invest a substantial proportion of its assets in equity securities of companies believed to possess better than average prospects for long-term growth.

        MFS TOTAL RETURN SERIES. This Fund seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

        MFS VALUE SERIES. This Fund seeks capital appreciation. Dividend income, if any, is a consideration incidental to the Fund's objective of capital appreciation.

        Massachusetts Financial Services Company advises the MFS(R) Variable Insurance Trust.(TM)

                      MORGAN STANLEY UNIVERSAL FUNDS, INC.

        GLOBAL EQUITY PORTFOLIO. This Fund seeks long-term capital appreciation by investing primarily in equity securities of issuers throughout the world, including U.S. issuers, using an approach that is oriented to the selection of individual stocks that the Fund's investment adviser believes are undervalued.

        MID CAP VALUE PORTFOLIO. This Fund seeks above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities of issuers with equity capitalizations in the range of companies represented in the S&P MidCap 400 Index.

        VALUE PORTFOLIO. This Fund seeks above-average return over a market cycle of three to five years by investing primarily in a diversified portfolio of common stocks and other equity securities that are deemed by the Fund's investment adviser to be relatively undervalued based on various measures such as price/earnings ratios and price/book ratios.

        Morgan Stanley Asset Management advises the Global Equity Portfolio. Miller Anderson & Sherrerd, LLP advises the Value Portfolio and the Mid Cap Value Portfolio.

                       OPPENHEIMER VARIABLE ACCOUNT FUNDS

        OPPENHEIMER BOND FUND. This Fund seeks a high level of current income. Secondarily, this Fund seeks capital growth when consistent with its primary objective. The Fund will, under normal market conditions, invest at least 65% of its total assets in investment grade debt securities.

        OPPENHEIMER GROWTH FUND. This Fund seeks to achieve capital appreciation by investing in securities of well-known, established companies.

        OPPENHEIMER SMALL CAP GROWTH FUND. This Fund seeks capital appreciation. Current income is not an objective. In seeking its investment objective, the Fund emphasizes investments in securities of "growth type" companies with market capitalizations of less than $1 billion, including common stocks, preferred stocks, convertible securities, rights, warrants and options, in proportions which may vary from time to time.

        Oppenheimer Funds, Inc. manages Oppenheimer Variable Account Funds.

                           SAGE LIFE INVESTMENT TRUST

        EAFE EQUITY INDEX FUND. This Fund seeks to replicate as closely as possible the performance of the Morgan Stanley Capital International Europe, Australasia, Far East Index before the deduction of Fund expenses.

        S&P 500 EQUITY INDEX FUND. This Fund seeks to replicate as closely as possible the performance of the S&P 500 Composite Stock Price Index before the deduction of Fund expenses.


        MONEY MARKET FUND. This Fund seeks to provide high current income consistent with the preservation of capital and liquidity. Although the Fund seeks to maintain a constant net asset value of $1.00 per share, there can be no assurance that the Fund can do so on a continuous basis. An investment in the Money Market Fund is not guaranteed.

        Sage Advisors, Inc. is the investment manager to the Sage Life Investment Trust. State Street Global Advisors subadvises the EAFE Equity Index Fund and S&P 500 Equity Index Fund. Conning Asset Management Company subadvises the Money Market Fund.

                       T. ROWE PRICE EQUITY SERIES, INC.

         T. ROWE PRICE EQUITY INCOME PORTFOLIO. This Fund seeks to provide substantial dividend income and also long-term capital appreciation.

        T. ROWE PRICE MID-CAP GROWTH PORTFOLIO. This Fund seeks to provide long-term capital appreciation by investing primarily in common stocks of medium-sized (mid-cap) growth companies.

        T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO. The Fund seeks to provide the highest total return over time consistent with an emphasis on both capital appreciation and income. The Personal Strategy Balanced Portfolio invests in a diversified portfolio of stocks, bonds, and money market securities.

        T. Rowe Price Associates, Inc. provides investment management to the T. Rowe Price Equity Series, Inc.

        The investment objectives and policies of certain Funds may be similar to the investment objectives and policies of other retail mutual funds which can be purchased outside of a variable insurance product, and that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be higher or lower than the results of such other retail mutual funds. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other retail mutual fund, even if the other retail mutual fund has the same investment adviser or manager.

        Shares of the Funds may be sold to separate accounts of insurance companies that are not affiliated with us or each other, a practice known as "shared funding." They also may be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners whose Account Values are allocated to the Variable Account, and owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any of the Funds. Shares of some of the Funds may also be sold directly to certain qualified pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interest of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, we will consider what action may be appropriate, including removing a Fund from the Variable Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Trust's prospectus.

        We have entered into agreements with either the investment adviser or distributor for each of the Funds pursuant to which the adviser or distributor pays us a fee ordinarily based upon an annual percentage of the average aggregate net amount we have invested on behalf of the Variable Account and other separate accounts. These percentages differ, and some investment advisers or distributors pay us a greater percentage than other advisers or distributors. These agreements reflect administrative services we provide.

        More detailed information concerning the investment objectives, policies, and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectus for each Trust which accompanies this Prospectus. The Trusts' prospectuses should be read carefully before any decision is made concerning the allocation of amounts to the Variable Sub-Accounts.

        FIXED ACCOUNT INVESTMENT OPTIONS. Each time you allocate purchase payments or transfer funds to the Fixed Account, we establish a Fixed Sub-Account. Each Fixed Sub-Account is guaranteed an interest rate (the "Guaranteed Interest Rate") for a period of time (a "Guarantee Period"). A Guaranteed Interest Rate is established on the date that an allocation is made to the Fixed Sub-Account.

        We have no specific formula for establishing the Guaranteed Interest Rates for the different Guarantee Periods. The determination made will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments that we may acquire with the amounts we receive as purchase payments or transfers of Account Value under the Contracts. These amounts will be invested primarily in investment-grade fixed income securities including: securities issued by the U.S. Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. Government; debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investor Services, Inc., Standard & Poor's Corporation, or any other nationally recognized rating service; mortgage-backed securities collateralized by real estate mortgage loans, or securities collateralized by other assets, that are insured or guaranteed by the Federal Home Loan Mortgage Association, the Federal National Mortgage Association, or the Government National Mortgage Association, or that have an investment grade at the time of purchase within the four highest grades described above; other debt instruments; commercial paper; cash or cash equivalents. You will have no direct or indirect interest in these investments, and you do not share in the investment performance of the assets of the Fixed Account. We will also consider other factors in determining the Guaranteed Interest Rates, including regulatory and tax requirements, sales commissions, administrative expenses borne by us, general economic trends, and competitive factors. THE COMPANY'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION OF THE GUARANTEED INTEREST RATES IT DECLARES. WE CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE INTEREST RATES. HOWEVER, OUR GUARANTEED INTEREST RATES WILL BE AT LEAST 3% PER YEAR. GUARANTEED INTEREST RATES DO NOT DEPEND UPON AND DO NOT REFLECT THE PERFORMANCE OF THE FIXED ACCOUNT.

        We measure the length of a Guarantee Period from the end of the calendar month in which you allocated or transferred the amount to the Fixed Sub-Account. This means that the Expiration Date of any Guarantee Period will always be the last day of a calendar month. The currently available Guarantee Periods are 1, 2, 3, 4, 5, 7, and 10 years. We may offer different Guarantee Periods in the future. Not all Guarantee Periods may be available in all states. Any Guarantee Period you select cannot be longer than the number of full years remaining until your Income Date.

        We will notify you at least thirty days prior to an Expiration Date of a Fixed Sub-Account in which you are invested of your options for renewal. Your options are:

                 1. Take no action and we will transfer the value of the expiring Fixed Sub-Account to the Fixed Sub-Account with the same Guarantee Period, but not longer than five years or extending beyond the Income Date, as of day the previous Fixed Sub-Account expires. If such Guarantee Period is not currently available, your value will be transferred to the next shortest Guarantee Period. If there is no shorter Guarantee Period, we will transfer your value to the Money Market option.

                 2. Elect a new Guarantee Period(s) from among those offered by us as of the day the previous Fixed Sub-Account expires.

                 3. Elect to transfer the value of the Fixed Sub-Account to one or more Variable Sub-Accounts.

        Any amounts surrendered, withdrawn, transferred or applied to an income plan other than during the thirty days before the Expiration Date of the Guarantee Period are subject to a Market Value Adjustment with the exception of the following transactions:

- Transfers from specially designated Fixed Sub-Accounts made automatically under our Dollar Cost Averaging Program, and

- Withdrawals of interest earned made automatically under our Systematic Partial Withdrawal Program.

        In addition, we currently waive any Market Value Adjustment on withdrawals taken to satisfy IRS minimum distribution requirements in relation to your Contract.

        MARKET VALUE ADJUSTMENT. A Market Value Adjustment reflects the change in interest rates since a Fixed Sub-Account was established. It compares: (1) the current Index Rate for a period equal to the time remaining in the Guarantee Period, and (2) the Index Rate at the time we established the Fixed Sub-Account for a period equal to the Guarantee Period.

        Ordinarily, if the current Index Rate for a period equal to the time remaining in the Guarantee Period is higher than the applicable Index Rate at the time the Fixed Sub-Account was established, the Market Value Adjustment will be negative. Similarly, if the current Index Rate for a period equal to the time remaining in the Guarantee Period is lower than the applicable Index Rate at the time the Fixed Sub-Account was established, the Market Value Adjustment will be positive.

        We will apply a Market Value Adjustment as follows:

        For a surrender, withdrawal, transfer, or amount applied to an income plan, the Market Value Adjustment will be calculated on the total amount (including any applicable surrender charge) that must be surrendered, withdrawn, transferred or applied to an income plan to provide the amount requested.

        - If the Market Value Adjustment is negative, it reduces any remaining value in the Fixed Sub-Account, or amount of Surrender Value. Any remaining Market Value Adjustment then reduces the amount withdrawn, transferred, or applied to an income plan.

        - If the Market Value Adjustment is positive, it increases any remaining value in the Fixed Sub-Account. In the case of surrender, or if the full amount of the Fixed Sub-Account is withdrawn, transferred or applied to an income plan, the Market Value Adjustment increases the amount surrendered, withdrawn, transferred, or applied to an income plan.

We will compute the Market Value Adjustment by multiplying the factor below by the total amount (including any applicable surrender charge) that must be surrendered, withdrawn, transferred, or applied to an income plan from the Fixed Sub-Account in order to provide the amount you requested.

                                             N/365
                          [(1+I)/(1+J+.0025)]      - 1

Where
                 I is the Index Rate for a maturity equal to the Fixed Sub-Account's Guarantee Period at the time we established the Sub-Account;

                 J is the Index Rate for a maturity equal to the time remaining (rounded up to the next full year) in the Fixed Sub-Account's Guarantee Period at the time of calculation; and

                 N is the remaining number of days in the Guarantee Period at the time of calculation.

We currently base the Index Rate for a calendar week on the reported rate for the preceding calendar week. We reserve the right to set it less frequently than weekly but in no event less often than monthly. If there is no Index Rate for the maturity needed to calculate I or J, straight-line interpolation between the Index Rate for the next highest and next lowest maturities will be used to determine that Index Rate. If the maturity is one year or less, we will use the Index Rate for a one-year maturity.

        In the states of Maryland and Washington, state insurance law requires that the Market Value Adjustment be computed by multiplying the amount being surrendered, withdrawn, transferred, or applied to an income plan, by the greater of the factor above and the following factor:
[(1.03)/(1+K)](((G-N)/365))) - 1, where N is as defined above, K equals the Guarantee Interest Rate for the Guarantee Period, and G equals the initial number of days in the Guarantee Period.

        Examples of how the Market Value Adjustment works are shown in Appendix
A.

        TRANSFERS. Prior to the Income Date and while the Annuitant is living, you may transfer Account Value from and among the Variable and Fixed Sub-Accounts at any time. However, in certain states, you may not transfer Account Value until after the end of the Free Look Period. See "What are my Investment Options?, " page __. The minimum amount of Account Value that may be transferred from a Variable Sub-Account or a Fixed Sub-Account is $250, or, if less, the entire remaining Account Value held in that Sub-Account. You must give us Satisfactory Notice of the Variable Sub-Accounts and/or Fixed Sub-Accounts from which and to which transfers are to be made. Otherwise, we will not transfer your Account Value. A transfer from a Fixed Sub-Account ordinarily will be subject to a Market Value Adjustment. There is currently no limit on the number of transfers from and among the Variable or Fixed Sub-Accounts.

        A transfer ordinarily will take effect on the Business Day Satisfactory Notice is received at our Customer Service Center. Requests received on other than a Business Day will be deemed received on the next following Business Day. We may, however, defer transfers to, from, and among the Variable Sub-Accounts under the same conditions that we may delay paying proceeds.

        We reserve the right to impose a transfer charge of up to $25 on each transfer in a Contract Year in excess of twelve, and to limit, upon notice, the maximum number of transfers you may make per calendar month or per Contract Year. For purposes of assessing any transfer charge, each transfer request will be considered one transfer, regardless of the number of Variable or Fixed Sub-Accounts affected by the transfer.

        After the Income Date, you must have our prior consent to transfer value from the Fixed Account to the Variable Account or from the Variable Account to the Fixed Account. A Market Value Adjustment ordinarily will apply to transfers from the Fixed Account. We reserve the right to limit the number of transfers among the Variable Sub-Accounts to one transfer per Contract Year after the Income Date.

        TELEPHONE TRANSACTIONS. You may request transfers or withdrawals by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. To request transfers or withdrawals by telephone, you must elect the option on our authorization form. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to follow our procedures properly. Such procedures include the following: (a) upon telephoning a request, you or your authorized representative will be asked to provide certain identifying information, (b) all such conversations will be tape recorded, and
(c) all such telephone transactions will be followed by a confirmation statement of the transaction.

        Our telephone transaction authorization form may also allow you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, such power will be treated as a durable power of attorney, and shall not be affected by subsequent incapacity, disability, or incompetency of the Owner. We may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act executed in good faith reliance upon your power of attorney.

        POWER OF ATTORNEY. As a general rule and as a convenience to you, we allow the use of powers of attorney whereby you can give a third party the right to make transfers on your behalf. However, when the same third party possesses powers of attorney executed by many Owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the Funds, can result in higher costs to Owners, and are ordinarily not compatible with the long-range goals of purchasers of the

Contracts. We believe that such simultaneous transfers made by such third parties are not in the best interest of all shareholders of the Funds, and this position is shared by the managements of the Funds.

        Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties holding multiple powers of attorney, we may not honor such powers of attorney and have instituted or will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they are submitted. However, these procedures will not prevent Owners from making their own transfer requests.

        DOLLAR-COST AVERAGING PROGRAM. Our optional dollar-cost averaging program permits you to systematically transfer on a monthly basis, or as frequently as we allow, a set dollar amount from the Money Market Sub-Account to any combination of Variable Sub-Accounts. We also allow dollar-cost averaging from specially designated Fixed Sub-Accounts ("DCA Fixed Sub-Accounts"). These DCA Fixed Sub-Accounts may have different Guarantee Periods and different Guaranteed Interest Rates than the Fixed Sub-Accounts. Please consult your registered representative about the DCA Fixed Sub-Accounts.

        The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of Accumulation Units is high. However, you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when high. Dollar-cost averaging does not assure a profit or protect against a loss. Due to the effect of interest that continues to be earned on the balance in the Money Market Fund or a DCA Fixed Sub-Account, the amounts that are actually transferred will vary slightly from month to month. An example of how our dollar-cost averaging program works is shown in Appendix B.

        You may elect to participate in the dollar-cost averaging program at any time before the Income Date by sending us Satisfactory Notice. The minimum transfer amount is $250 from the Money Market Sub-Account or from a DCA Fixed Sub-Account. All dollar-cost averaging transfers will be made on the day of each month that corresponds to your Contract Date unless that date is not a Business Day. Otherwise, the transfer will be made on the next following Business Day. If you want to dollar-cost average from more than one DCA Fixed Sub-Account at the same time, certain restrictions may apply.


        Once elected, dollar-cost averaging remains in effect from the date we receive your request until the Income Date, until the Contract is surrendered, until the value of the Sub-Account from which transfers are being made is depleted, or until you cancel the program by written request. If you request to cancel dollar-cost averaging from a DCA Fixed Sub-Account before the end of the selected period, we reserve the right to treat this request as a transfer request, and a Market Value Adjustment ordinarily will be assessed on the amount canceled. You can request changes by writing us at our Customer Service Center. There is no additional charge for dollar-cost averaging. A transfer under this program is not considered a transfer for purposes of assessing a transfer charge. We reserve the right to discontinue offering this program at any time and for any reason. Dollar-cost averaging is not available while you are participating in the systematic withdrawal program.

        ASSET ALLOCATION PROGRAM. You may select from six asset allocation model portfolios, or you may use these models as a guide to help you develop your own asset allocation model. The models are as follows:

            Model               Investment and Risk Profile
            -----               ---------------------------
              I                 Stable Capital
              II                Stable Income
              III               Moderate Income
              IV                Moderate Growth
              V                 Capital Growth
              VI                Aggressive Growth

If you elect to participate in the asset allocation program, all initial and additional purchase payments will automatically be allocated among the Variable Sub-Accounts indicated by the model you select. The models do not include allocations to the Fixed Account. Although you may only use one model at a time, you may elect to change your selection as your tolerance for risk, and/or your needs and objectives change. Bear in mind, the use of an asset allocation model does not guarantee investment results. You may use a questionnaire that is offered to determine the model that best meets your risk tolerance and time horizons.

        Because each Variable Sub-Account performs differently over time, your portfolio mix may vary from its initial allocations. We will automatically rebalance your Fund mix quarterly to bring your portfolio back to its original allocation percentages.

        From time to time the models are reviewed. It may be found that allocation percentages among the Variable Sub-Accounts or even some of the Variable Sub-Accounts within a particular model need to be changed. You will be sent notice at least 30 days before any such change is made, and you will be given an opportunity NOT to make the change.

        If you participate in the asset allocation program, the transfers made under the program are not taken into account in determining any transfer charge. There is no additional charge for this program. We reserve the right to discontinue offering this program at any time and for any reason.

        AUTOMATIC PORTFOLIO REBALANCING PROGRAM. Once your money has been allocated among the Variable Sub-Accounts, the investment performance of each Variable Sub-Account may cause your allocation to shift. Prior to the Income Date, you may instruct us to automatically rebalance (on a calendar quarter, semi-annual, or annual basis) Variable Account Value to return to your original allocation percentages. Your request will be effective on the Business Day on which we receive your request at our Customer Service Center. Requests received on other than a Business Day will be deemed received on the next following Business Day. Your allocation percentages must be in whole percentages. You may start and stop automatic portfolio rebalancing at any time and make changes to your allocation percentages by written request. There is no additional charge for using this program. A transfer under this program is not considered a transfer for purposes of assessing any transfer charge. We reserve the right to discontinue offering this program at any time and for any reason. Any money allocated to the Fixed Account will not be included in the rebalancing.

        ACCOUNT VALUE. The Account Value is the entire amount we hold under your Contract for you. The Account Value serves as a starting point for calculating certain values under your Contract. It equals the sum of your Variable Account Value and your Fixed Account Value. We determine your Account Value first on the Contract Date and thereafter on each Business Day. The Account Value will vary to reflect: (i) the performance of the Variable Sub-Accounts you have selected, (ii) interest credited on amounts allocated to the Fixed Account, and (iii) charges, transfers, withdrawals, and surrenders. Account Value may be more or less than purchase payments paid.

        SURRENDER VALUE. The Surrender Value on a Business Day before the Income Date, is the Account Value, adjusted for any applicable Market Value Adjustment that may be positive or negative, less any applicable surrender charge that would be deducted if your Contract were surrendered that day, less any applicable annual administration charge, and less any applicable Purchase Payment Tax Charge.

        VARIABLE ACCOUNT VALUE. On any Business Day, the Variable Account Value equals the sum of the values in each Variable Sub-Account. The value in each Variable Sub-Account equals the number of Accumulation Units attributable to that Variable Sub-Account multiplied by the Accumulation Unit value for that Variable Sub-Account on that Business Day. When you allocate a purchase payment or transfer Account Value to a Variable Sub-Account, we credit your Contract with Accumulation Units in that Variable Sub-Account. We determine the number of Accumulation Units by dividing the dollar amount allocated or transferred to the Variable Sub-Account by the Sub-Account's Accumulation Unit value for that Business Day. Similarly, when you transfer, withdraw, or surrender an amount from a Variable Sub-Account, we cancel Accumulation Units in that Variable Sub-Account. We determine the number of Accumulation Units canceled by dividing the dollar amount you transferred, withdrew, or surrendered by the Variable Sub-Account's Accumulation Unit value for that Business Day.

        ACCUMULATION UNIT VALUE. An Accumulation Unit value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Business Day to the next. We arbitrarily set the Accumulation Unit value for each Variable

Sub-Account at $10 when we established the Sub-Account. For each Valuation Period after the date of establishment, the Accumulation Unit value is determined by multiplying the Accumulation Unit value for a Sub-Account for the prior Valuation Period by the net investment factor for the Variable Sub-Account for the Valuation Period.

        NET INVESTMENT FACTOR. The net investment factor is an index used to measure the investment performance of a Variable Sub-Account from one Valuation Period to the next during the Accumulation Phase. The net investment factor for any Valuation Period is determined by dividing (a) by (b) where:

        (a) is the net result of:

                 (i) the Net Asset Value of the Fund in which the Variable Sub-Account invests determined at the end of the current Valuation Period, plus

                 (ii) the per share amount of any dividend or capital gain distributions made by the Fund on shares held in the Variable Sub-Account if the "ex-dividend" date occurs during the current Valuation Period, and plus or minus

                 (iii) a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Variable Sub-Account; and

        (b) is the Net Asset Value of the Fund in which the Variable Sub-Account invests determined at the end of the immediately preceding Valuation Period.

        The net investment factor may be more or less than, or equal to, one.

        FIXED ACCOUNT VALUE. The Fixed Account Value is the sum of the value of each Fixed Sub-Account (including a DCA Fixed Sub-Account) on any particular day. The value in each Fixed Sub-Account is equal to: (1) the portion of the purchase payment(s) allocated or amount transferred to the Sub-Account; plus
(2) interest at the Guaranteed Interest Rate; minus (3) any transfers from the Sub-Account; minus (4) any withdrawals (including any associated surrender charges) from the Sub-Account; and minus (5) any charges allocated to the Sub-Account. We also adjust the Fixed Sub-Account Value for any Market Value Adjustment, the value of which could be positive or negative.

5.      WHAT ARE THE EXPENSES UNDER A CONTRACT?

        We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include: the ability of Owners to make withdrawals and surrenders under the Contracts; the death benefit paid on the death of the Owner; the available investment options, including dollar-cost averaging, asset allocation, automatic portfolio rebalancing, and systematic partial withdrawal programs; administration of the income plan options available under the Contracts; and the distribution of various reports to Owners. Costs and expenses we incur include those associated with various overhead and other expenses related to providing the services and benefits provided by the Contracts, sales and marketing expenses, and other costs of doing business. Risks we assume include the risks that Annuitants may live longer than estimated when the annuity factors under the Contracts were established, that the amount of the death benefit will be greater than Account Value, and that the costs of providing the services and benefits under the Contracts will exceed the charges deducted. We may also deduct a charge for taxes. See "Fee Table," page ___.

        We may realize a profit or loss on one or more of the charges. We may use any such profits for any corporate purpose, including, among other things, payment of sales expenses.

        Unless otherwise specified, charges are deducted proportionately from all Variable Sub-Accounts and Fixed Sub-Accounts in which you are invested.

        Charges under the Contracts may be reduced or eliminated when sales result in savings, reduction of expenses and/or risks to the Company. Generally, we will make such reductions based on the following factors:

        (i) the size of the group;

        (ii) the total amount of purchase payments to be received from the group;

        (iii) the purposes for which the Contracts are purchased;

        (iv) the nature of the group for which the Contracts are purchased; and

        (v) any other circumstances that could reduce Contract costs and expenses.

        We may also sell the Contracts with lower or no charges to a person who is an officer, director or employee of Sage Life or of certain affiliates of ours. Reductions in Contract charges will not be unfairly discriminatory against any person.

SURRENDER CHARGE

        If you make an Excess Withdrawal or surrender your Contract during the first seven Contract Years, we may deduct a surrender charge calculated as a percentage of the amount of purchase payment(s) withdrawn or surrendered. The applicable percentage is 7% in the first Contract Year, and declines until it reaches 0% in the eighth Contract Year.

        If you surrender your Contract, we deduct the surrender charge from the Account Value in determining the Surrender Value. If you take an Excess Withdrawal, we deduct the surrender charge from the Account Value remaining after we pay you the amount requested. We include any surrender charge we assess in the calculation of any applicable Market Value Adjustment for withdrawals from the Fixed Account. Each year you may withdraw a "Free Withdrawal Amount" without incurring a surrender charge. For a table of surrender charges and a description of the Free Withdrawal Amount, see the "Fee Table," page __.

        With an Excess Withdrawal, we will liquidate purchase payments in whole or in part on a "first-in, first-out" basis. This means we liquidate purchase payments in the order they were made: the oldest unliquidated purchase payment first, the next oldest unliquidated purchase payment second, until all purchase payments have been liquidated.

        The total surrender charge will be the sum of the surrender charges for each purchase payment being liquidated. The amount requested from a Sub-Account may not exceed the value of that Sub-Account less any applicable surrender charge.

        EXAMPLE OF CALCULATION OF SURRENDER CHARGE. Assume the applicable surrender charge is 7%, you have requested a withdrawal of $1,000, and no Market Value Adjustment is applicable. Your initial purchase payment was $5,000, your current Account Value is $5,250, and you made no prior withdrawals during that Contract Year. Your Free Withdrawal Amount is the greater of (a) or (b), where:

        (a) is the excess of 10% of the total purchase payments over 100% of all prior withdrawals (including any associated surrender charge and Market Value Adjustment incurred) in that Contract Year (10% x $5,000 = $500); and

        (b) is the excess of the Account Value on the date of withdrawal over the unliquidated purchase payments ($5,250 - $5,000 = $250).

Therefore, the Free Withdrawal amount is $500. A surrender charge will apply to the excess of $1,000 over $500. The surrender charge is equal to $35 (7% x $500).

        WAIVER OF SURRENDER CHARGE. We will not deduct a surrender charge if, at the time we receive your request for a withdrawal or a surrender, we have also received due proof that you (or the Annuitant, if the Owner is not an individual) have a "Qualifying Terminal Illness" or have been confined continuously to a "Qualifying Hospital or Nursing Care Facility" for at least 45 days in a 60 day period. "Qualifying Terminal Illness" and "Qualifying Hospital or Nursing Care Facility" are defined in your Contract.

ANNUAL ADMINISTRATION CHARGE

        We will deduct an annual administration charge of $40 during the first seven Contract Years (i) on each Contract Anniversary, and (ii) on the day of any surrender if the surrender is not on the Contract Anniversary. We will waive this fee on and after the eighth Contract Anniversary, or if the Account Value is at least $50,000 when the annual administration charge would have otherwise been deducted.

TRANSFER CHARGE

         We currently do not deduct this charge. However, we reserve the right to deduct a transfer charge of up to $25 for the 13th and each subsequent transfer during a Contract Year. For the purpose of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of Sub-Accounts affected by the transfer. In the event that the transfer charge becomes applicable, it will be deducted proportionately from the Sub-Accounts from which the transfer is made. Transfers made in connection with the dollar-cost averaging, asset allocation, and automatic portfolio rebalancing programs will not count as transfers for purposes of assessing this charge.

ASSET-BASED CHARGES

        We deduct Asset-Based Charges for mortality and expense risks and administrative costs assumed by us. Prior to the Income Date, Asset-Based Charges are deducted monthly and calculated as a percentage of the Variable Account Value on the date of deduction. On the Contract Date and monthly thereafter, the Asset-Based Charges are deducted proportionately from the Variable Sub-Accounts in which you are invested. After the Income Date, however, these charges are called Variable Sub-Account Charges and are deducted daily from the assets of such Variable Sub-Accounts. The maximum charges are:



                                        Combined Asset-Based Charges
                                        ----------------------------
                              Annual Charge    Monthly Charge    Daily Charge
                              -------------    --------------    ------------
Contract Years 1-7            1.40%            .116667%          .0038626%
Contract Years 8+             1.25%            .104167%          .0034462%

We reserve the right to deduct Asset-Based Charges on the effective date of any transfer from the Fixed Account, or allocation of purchase payment to the Variable Account, based on the amount transferred or allocated and based on the number of days remaining until the next date of deduction. These charges do not apply to any Fixed Account Value.

FUND EXPENSES

        Because the Variable Account purchases shares of the various Funds chosen by you, the net assets of the Variable Account will reflect the investment management fees and other operating expenses incurred by those Funds. A table of each Fund's management fees and other expenses can be found in the front of this Prospectus in the Fee Table. For a description of each Fund's expenses, management fees, and other expenses, see the Trusts' prospectuses.

6.      HOW WILL MY CONTRACT BE TAXED?

        THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. COUNSEL OR OTHER COMPETENT TAX ADVISERS SHOULD BE CONSULTED FOR MORE COMPLETE INFORMATION.

INTRODUCTION

        The following summary provides a general description of the federal income tax considerations associated with the Contract and does not purport to be complete or to cover all tax situations. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (the "IRS").

        The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. A Qualified Contract is designed for use by individuals whose purchase payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 408 or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or income payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants, and Beneficiaries are responsible for determining whether contributions, distributions, and other transactions with respect to the Contract comply with applicable law. Therefore, purchasers of a Qualified Contract should seek competent legal and tax advice regarding the suitability of a Contract for their situation. The following discussion assumes that the Qualified Contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACT

        DIVERSIFICATION REQUIREMENTS. The Code requires that the investments of the Variable Account be "adequately diversified" in order for the Contract to be treated as an annuity contract for federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

        In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the flexibility of an Owner to allocate purchase payments and transfer Account Values, have not been explicitly addressed in published rulings. While we believe that the Contract does not give an Owner investment control over Variable Account assets, we reserve the right to modify the Contract as necessary to prevent an Owner from being treated as the owner of the Variable Account assets supporting the Contract.

        REQUIRED DISTRIBUTIONS. To be treated as an annuity contract for federal income tax purposes, the Code requires a Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

        Other rules may apply to a Qualified Contract.

        The following discussion assumes that the Contract will qualify as an annuity contract for federal income tax purposes.

TAX TREATMENT OF ANNUITIES

        IN GENERAL. We believe that if you are a natural person you will not be taxed on increases in the value of a Contract until a distribution occurs or until income payments begin. (An agreement to assign or pledge any portion of the Account Value, and, in the case of a Qualified Contract, any portion of an interest in the qualified plan, ordinarily will be treated as a distribution.)

TAXATION OF A NON-QUALIFIED CONTRACT

        NON-NATURAL PERSON. The Owner of any annuity contract who is not a natural person ordinarily must include in income any increase in the excess of the Account Value over the "investment in the contract" (ordinarily, the purchase payments or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person may wish to discuss these with a tax adviser.

        The following discussion generally applies to Contracts owned by natural persons.

        WITHDRAWALS. When a withdrawal (including Systematic Withdrawals) from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Account Value immediately before the distribution over the Owner's investment in the Contract at that time. It is possible that a positive Market Value Adjustment at the time of a withdrawal may be treated as part of the Account Value immediately before the distribution. You may want to consult a tax adviser on the tax consequences of market value adjustments.

        SURRENDERS. In the case of a surrender under a Non-Qualified Contract, the amount received ordinarily will be taxable only to the extent it exceeds the Owner's investment in the Contract.

        PENALTY TAX ON SURRENDER AND CERTAIN WITHDRAWALS. In the case of a distribution from a Non-Qualified Contract, a federal tax penalty equal to 10% of the amount treated as income ordinarily will be imposed. In general, however, there is no penalty on distributions:

                -       made on or after the taxpayer reaches age 59 1/2;
                -       made on or after the death of an Owner;
                -       attributable to the taxpayer's becoming disabled; or
                - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

        Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted regarding exceptions from the penalty tax.

        INCOME PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income payment is ordinarily not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income payment is ordinarily determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of income payments, as determined when income payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each income payment is subject to tax as ordinary income.

        TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Ordinarily, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under an income payment option, they are taxed in the same way as income payments.

        TRANSFERS, ASSIGNMENTS OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the designation of a payee other than yourself, the selection of certain Income Dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer or assignment should consult a tax adviser as to the tax consequences.

        WITHHOLDING. Annuity distributions are ordinarily subject to withholding for the recipient's federal income tax liability. Recipients can ordinarily elect, however, not to have tax withheld from distributions.

        MULTIPLE CONTRACTS. All annuity contracts that we or our affiliates issue to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

TAXATION OF A QUALIFIED CONTRACT


        The Contract is designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contract with the various types of qualified retirement plans. Contract Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent. For IRAs under Section 408 of the Code (described below), distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the Owner reaches age 70 1/2. Roth IRAs under Section 408A of the Code do not require distributions at any time prior to the Owner's death.


        WITHDRAWALS. When a withdrawal from a Qualified Contract occurs, a pro-rata portion of the amount received is taxable, ordinarily based on the ratio of the Owner's investment in the contract (ordinarily, any non-deductible purchase payments or other consideration paid for the Contract) to the Owner's total accrued benefit balance under the retirement plan. For a Qualified Contract, the investment in the contract can be zero. Special tax rules apply to withdrawals from Roth IRAs (see below). Distributions from Qualified Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

        Brief descriptions follow of the various types of qualified retirement plans in connection with a Contract. We will endorse the Contract as necessary to conform it to the requirements of such plan.


        INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may commence. IRA contributions may be deductible in whole or in part depending on the Owner's income and whether the Owner is a participant in a qualified plan. Earnings in the IRA are not taxed until distributed. Also, distributions from certain other types of qualified retirement plans may be rolled over on a tax-deferred basis into an IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% federal penalty tax.


        SIMPLE IRAS. Certain small employers may establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $6,000 (as increased for cost of living adjustments). The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% federal penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

        ROTH IRAS. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA ordinarily are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% federal penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA.

A 10% federal penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

OTHER TAX CONSEQUENCES

        As noted above, the foregoing comments about the federal tax consequences under the Contract are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this Prospectus. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

        Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

7.      HOW DO I ACCESS MY MONEY?

        You can partially withdraw from or surrender your Contract. When you surrender your Contract, you can take the proceeds in a single sum, or you can request that we pay the proceeds under one of our income plans. See "What are my Income Payment Options?," page __.

WITHDRAWALS

        You may withdraw all or part of your Surrender Value at any time before the Income Date. (If you have elected the "payments for a specified period certain" income plan option, you may request a full withdrawal after the Income Date; otherwise, no withdrawals are permitted after the Income Date). You may make your withdrawal request in writing or by telephone. See "Requesting Payments," page __. Any withdrawal must be at least $250. We will pay you the withdrawal amount in one sum. Under certain circumstances, we may delay this payment. See "Requesting Payments," page __ .

        When you request a withdrawal, you can direct how the withdrawal will be deducted from your Account Value. If you provide no directions, we will deduct the withdrawal from your Account Value in the Sub-Accounts on a pro-rata basis.

        A PARTIAL WITHDRAWAL WILL REDUCE YOUR DEATH BENEFIT AND MAY BE SUBJECT TO A SURRENDER CHARGE AND MARKET VALUE ADJUSTMENT. (SEE "WHAT ARE THE EXPENSES UNDER A CONTRACT?" AND "DOES THE CONTRACT HAVE A DEATH BENEFIT?")

        Please note that if your requested withdrawal would reduce your Account Value below $2,000, we reserve the right to treat the request as a withdrawal of only the excess over $2,000.

SYSTEMATIC PARTIAL WITHDRAWAL PROGRAM

        The systematic partial withdrawal program provides automatic monthly, quarterly, semi-annual, or annual payments to you from the amounts you have accumulated in the Variable Sub-Accounts and/or the Fixed Sub-Accounts. You select the day withdrawals will be taken, but this day can be no later than the 28th day of the month. If a day is not selected, the day of each month that corresponds to your Contract Date will be used. If that date is not a Business Day, we will use the next following Business Day. The minimum payment is $100. You can elect to withdraw either earnings in a prior period (for example, prior month for monthly withdrawals or prior quarter for quarterly withdrawals) or a specified dollar amount.

        - If you elect earnings, we will deduct the withdrawals from the Sub-Accounts in which you are invested on a pro-rata basis.

        - If you elect a specified dollar amount, we will deduct the withdrawals from the Sub-Accounts in which you are invested on a pro-rata basis unless you specify otherwise. Any amount in excess of the Free Withdrawal Amount may be subject to a surrender charge (see "Surrender Charge," page ___). Also, any amount in excess of interest earned on a Fixed Sub-Account in the prior period ordinarily will be subject to a Market Value Adjustment (see "Market Value Adjustment," page ___).

        You may elect to participate in the systematic partial withdrawal program at any time before the Income Date by providing Satisfactory Notice. Once we have received your request, the program will begin and will remain in effect until your Account Value drops to zero. You may cancel or make changes in the program at any time by providing us with Satisfactory Notice. We do not deduct any other charges for this program. We reserve the right to discontinue offering the systematic partial withdrawal program at any time and for any reason. Systematic partial withdrawals are not available while you are participating in the dollar-cost averaging program.

IRA PARTIAL WITHDRAWAL PROGRAM

        If your Contract is an IRA Contract and you will attain age 70 1/2 in the current calendar year, distributions may be made to satisfy requirements imposed by federal tax law. An IRA partial withdrawal provides payout of amounts required to be distributed by the IRS rules governing mandatory distributions under qualified plans. A notice before distributions must commence will be sent, and you may elect this program at that time, or at a later date.

        The IRA Partial Withdrawal program may not be elected while you are participating in the systematic partial withdrawal program. IRA partial withdrawals may be taken on a monthly, quarterly, semi-annual, or annual basis. A minimum withdrawal of $100 is required. You select the day withdrawals will be taken, but this day can be no later than the 28th day of the month. If a day is not elected, the day of each month that corresponds to your Contract date will be used.

REQUESTING PAYMENTS

        You must provide us with Satisfactory Notice of your request for payment. We will ordinarily pay any death benefit, withdrawal, or surrender proceeds within seven days after receipt at our Customer Service Center of all the requirements for such a payment. The amount will be determined as of the date our Customer Service Center receives all such requirements.

        We may delay making a payment, applying Account Value to an income plan, or processing a transfer request if: (1) the disposal or valuation of the Variable Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC, by order, permits postponement of payment to protect our Contract Owners. We also may defer making payments attributable to a check that has not cleared (which may take up to 15 days), and we may defer payment of proceeds from the Fixed Account for a withdrawal, surrender, or transfer request for up to six months from the date we receive the request. If payment is deferred 30 days or more, the amount deferred will earn interest at a rate not less than the minimum required in the jurisdiction in which the Contract is delivered.

8.      HOW IS CONTRACT PERFORMANCE PRESENTED?

        We may advertise or include in sales literature yields, effective yields, and total returns for the Variable Sub-Accounts. Effective yields and total returns for the Variable Sub-Accounts are based on the investment performance of the corresponding Funds. THESE FIGURES ARE BASED ON HISTORICAL PERFORMANCE AND DO NOT INDICATE OR PROJECT FUTURE RESULTS. We may also advertise or include in sales literature a Variable Sub-Account's performance compared to certain performance rankings and indexes compiled by independent organizations, and we may present performance rankings and indexes without such a comparison.

        The yield of the Money Market Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Money Market Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

        The yield of a Variable Sub-Account (except the Money Market Sub-Account) refers to the annualized income generated by an investment in the Variable Sub-Account over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period.

        The total return of a Variable Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Variable Sub-Account for the stated times. Average annual total return of a Variable Sub-Account tells you the return you would have experienced if you allocated a $1,000 purchase payment to a Variable Sub-Account for the specified period. Standardized average annual total return reflects all historical investment results for the Variable Sub-Account, less all charges and deductions applied against the Variable Sub-Account, including any surrender charge that would apply if you surrendered your Contract at the end of each period indicated, but excluding any deductions for purchase payment taxes. Standardized total return may be quoted for various periods including 1 year, 5 years, and 10 years, or from inception of the Variable Sub-Account if any of those periods are not available. "Non-Standard" average annual total return information may be presented, computed on the same basis as described above, except that deductions will not include the Surrender Charge. In addition, we may from time to time disclose average annual total return for non-standard periods and cumulative total return for a Variable Sub-Account.

        We may, from time to time, also disclose yield, standard total returns, and non-standard total returns for the Funds. We may also disclose yield, standard total returns, and non-standard total returns of funds or other accounts managed by the Adviser or Sub-adviser with investment objectives similar to those of the Funds, and Variable Sub-Account performance based on that performance data. Non-standard performance will be accompanied by standard performance.

        In advertising and sales literature, the performance of each Variable Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Variable Sub-Accounts. Advertising and sales literature may also compare the performance of a Variable Sub-Account to the S&P 500 Composite Stock Price Index, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any deduction for the expense of operating or managing an investment portfolio. Other independent ranking services and indexes may also be used as a source of performance comparison. We may also report other information, including the effect of tax-deferred compounding on a Variable Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

9.      DOES THE CONTRACT HAVE A DEATH BENEFIT?

        Your Contract provides two different types of death benefits for your Beneficiary. There is the basic death benefit and the accidental death benefit.

        BASIC DEATH BENEFIT

        If any Owner dies before the Income Date, we will pay the Beneficiary the greatest of:

        (i) the Account Value determined as of the Business Day we receive proof of death (if proof of death is received on other than a Business Day, the proof will be deemed received on the next following Business Day);

        (ii) 100% of the sum of all purchase payments made under the Contract, reduced by the amount of any prior withdrawal (including any associated surrender charge and Market Value Adjustment incurred); or

        (iii)    the highest anniversary value (the "Highest Anniversary
                 Value").

        The Highest Anniversary Value is equal to the greatest anniversary value attained in the following manner. When we receive proof of death, we will calculate an anniversary value for each Contract Anniversary prior to the date of the Owner's death, but not beyond the Owner's attained age 80. An anniversary value for a Contract Anniversary is equal to (1) the Account Value on that Contract Anniversary, (2) increased by the dollar amount of any purchase payments made since the Contract Anniversary, and (3) reduced proportionately by any withdrawals (including any associated surrender charge and Market Value Adjustment incurred) taken since that Contract Anniversary. (By proportionately, we take the percentage by which the withdrawal decreases the Account Value and we reduce the sum of (1) and (2) by that percentage.)

         If there are multiple Owners, the age of the oldest Owner will be used to determine the applicable death benefit. If there is no Owner who is a natural person (that is, an individual), we will treat the Annuitant as Owner for the purpose of determining when the Owner dies and the Annuitant's age will determine the death benefit payable to the Beneficiary.

        OWNER'S DEATH BEFORE THE INCOME DATE. If an Owner dies before the Income Date, the Beneficiary has up to five years from the Owner's date of death to request that the death benefit be paid in one lump sum. If the lump sum is elected and paid, the Contract will terminate, and we will have no further obligations under the Contract. Alternatively, the Beneficiary may provide us with Satisfactory Notice and request that the Contract continue, in which case we will continue the Contract subject to the following conditions:

                 1. If there are joint Owners, the surviving Owner becomes the new Owner. Otherwise, the Beneficiary becomes the new Owner.

                 2. Unless otherwise specified, any excess of the death benefit over the Account Value will be allocated to and among the Variable and Fixed Accounts in proportion to their values as of the date on which the death benefit is determined. We will establish a new Fixed Sub-Account for any allocation to the Fixed Account based on the Guarantee Period the new Owner then elects.

                 3. No additional purchase payments may be applied to the Contract.

        However, certain distribution rules will apply to the continued Contract. If the new Owner is not the deceased Owner's spouse, we must distribute the entire interest in the Contract either: (i) over the life of the new Owner, but not extending beyond the life expectancy of the new Owner, with distributions beginning within one year of the prior Owner's death; or
(ii) within five years of the deceased Owner's death. These distributions, if from the Fixed Account, are subject to our Market Value Adjustment rules.

        Alternatively, if the new Owner is the deceased Owner's spouse, the Contract will continue with the surviving spouse as the new Owner. The surviving spouse may name a new Beneficiary. If no Beneficiary is so named, the surviving spouse's estate will be the Beneficiary. Upon the death of the surviving spouse, the death benefit will equal the Account Value as of the Business Day we receive proof of the spouse's death. We will distribute the entire interest in this contract to the new Beneficiary in accordance with the provisions that apply in the case when the new Owner is not the surviving spouse.

        If there is more than one Beneficiary, the distribution provisions will independently apply to each Beneficiary.

        If no Owner of the Contract is an individual, the death of any Annuitant under the Contract will be treated as the death of an Owner.

        In all events, death benefit distributions will be made in accordance with section 72(s) of the Code, or any applicable successor provision.

        OWNER'S DEATH AFTER THE INCOME DATE. If any Owner dies on or after the Income Date, but before the time the entire interest in the Contract has been distributed, the remaining portion will be distributed at least as rapidly as under the method of distribution being used as of the date of the Owner's death.

        If income payments have been selected based on an income plan providing for payments for a guaranteed period and the Annuitant dies on or after the Income Date, we will make the remaining guaranteed payments to the Beneficiary. Any remaining payments will be made as rapidly as under the method of distribution being used as of the date of the Annuitant's death. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the Annuitant or the Beneficiary.

        ACCIDENTAL DEATH BENEFIT

        Under certain circumstances, if the Owner dies before the Income Date, we will provide an additional death benefit called the accidental death benefit. This additional benefit will be equal to the purchase payments made minus any withdrawals (including any associated surrender charge or Market Value Adjustment incurred), determined as of the date of the Owner's death (or the next Business Day if the Owner dies on other than a Business Day), up to a maximum of $250,000.

        To qualify for this benefit, the Owner's death must: (i) occur prior to the first Contract Anniversary after the Owner attains age 80; and (ii) be a direct result of accidental bodily injury, independent of all other causes. If there is no Owner who is a natural person (that is, an individual), we will treat the Annuitant as Owner and use the Annuitant's age for purposes of determining whether the accidental death benefit is payable.

         Further, all the terms and conditions described in the Contract must be satisfied, including the requirement that we receive satisfactory proof of accidental death at our Customer Service Center within 30 days after an accidental death or as soon thereafter as reasonably possible. We will pay the accidental death benefit to the Beneficiary or the person entitled to receive the death benefit under the Contract, after receipt of satisfactory proof of accidental death.

        We terminate the accidental death benefit provision when the benefit is paid, when the Contract is surrendered or the entire Account Value is applied to an income plan, when the interest in the Contract is distributed due to the death of an Owner, or when you request termination of the benefit.

        PROOF OF DEATH

        Proof of death must be received at our Customer Service Center before we will pay any death benefit. We will accept one of the following items:

                 1. An original certified copy of an official death certificate; or

                 2. An original certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

                 3.      Any other proof satisfactory to us.

10.     WHAT OTHER INFORMATION SHOULD I KNOW?

SEPARATE ACCOUNTS

        THE SAGE VARIABLE ANNUITY ACCOUNT A. We established the Variable Account as a separate investment account under Delaware law on December 3, 1997. The Variable Account may invest in mutual funds, unit investment trusts, and other investment portfolios. We own the assets in the Variable Account and are obligated to pay all benefits under the Contracts. The

Variable Account is used to support the Contracts as well as for other purposes permitted by law. The Variable Account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a "separate account" within the meaning of the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the Variable Account or Sage Life.

        The Variable Account is divided into Variable Sub-Accounts, each of which currently invests in shares of a specific Fund of AIM Variable Insurance Funds, Inc., The Alger American Fund, Liberty Variable Investment Trust, SteinRoe Variable Investment Trust, MFS(R) Variable Investment Trust (TM), Morgan Stanley Universal Funds, Inc., Oppenheimer Variable Account Funds, Sage Life Investment Trust, and T. Rowe Price Equity Series, Inc. Variable Sub-Accounts buy and redeem Fund shares at net asset value without any sales charge. Any dividend from net investment income and distribution from realized gains from security transactions of a Fund are reinvested at net asset value in shares of the same Fund. Income, gains and losses, realized or unrealized, of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Sage Life. Assets equal to the reserves and other Contract liabilities with respect to the Variable Account are not chargeable with liabilities arising out of any other business or account of Sage Life. If the assets exceed the required reserves and other liabilities, we may transfer the excess to our General Account.

        THE SAGE FIXED INTEREST ACCOUNT A. The Fixed Account is a separate investment account under state insurance law. It is maintained separate from our General Account and separate from any other separate account that we may have. We own the assets in the Fixed Account. Assets equal to the reserves and other liabilities of the Fixed Account will not be charged with liabilities that arise from any other business that we conduct. Thus, the Fixed Account represents pools of assets that provide an additional measure of assurance that Owners will receive full payment of benefits under the Contracts. We may transfer to our General Account assets that exceed the reserves and other liabilities of the Fixed Account. Notwithstanding the foregoing, our obligations under (and values and benefits under) the Fixed Account do not vary as a function of the investment performance of the Fixed Account. Owners and Beneficiaries with rights under the Contracts do not participate in the investment gains or losses of the assets of the Fixed Account. Such gains or losses accrue solely to us. We retain the risk that the value of the assets in the Fixed Account may fall below the reserves and other liabilities that we must maintain in connection with our obligations under the Fixed Account. In such an event, we will transfer assets from our General Account to the Fixed Account to make up the difference. The Fixed Account is not required to be registered as an investment company under the 1940 Act.

        VOTING OF FUND SHARES. We are the legal owner of shares held by the Variable Sub-Accounts and as such, have the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, we will vote shares held in the Variable Sub-Accounts at regular and special meetings of shareholders of the Funds in accordance with instructions received from Owners with Account Value in the Variable Sub-Accounts. To obtain voting instructions from Owners, before a meeting of shareholders of the Funds, we will send Owners voting instruction materials, a voting instruction form, and any other related material. Shares held by a Variable Sub-Account for which no timely instructions are received will be voted by us in the same proportion as those shares for which voting instructions are received. Should the applicable federal securities laws, regulations, or interpretations thereof change so as to permit us to vote shares of the Funds in our own right, we may elect to do so.

MODIFICATION

        When permitted by applicable law, we may modify the Contracts as follows: (1) deregister the Variable Account under the 1940 Act; (2) operate the Variable Account as a management company under the 1940 Act if it is operating as a unit investment trust; (3) operate the Variable Account as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (4) restrict or eliminate any voting rights of Owners, or other persons who have voting rights as to the Variable Account; (5) combine the Variable Account with other separate accounts; and (6) combine a Variable Sub-Account with another Variable Sub-Account. We also reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions of shares of a Fund that are held by the Variable Account or that the Variable Account may purchase; and to establish additional Variable Sub-Accounts or eliminate Variable Sub-Accounts, if marketing, tax, or investment conditions so warrant. Subject to any required regulatory approvals, we reserve the right to transfer assets of a Variable Sub-Account that we determine to be associated with the class of Contracts to which the Contract belongs, to another separate account or to another separate account sub-account.

        If the actions we take result in a material change in the underlying investments of a Variable Sub-Account in which you are invested, we will notify you of the change. You may then make a new choice of Variable Sub-Accounts.

DISTRIBUTION OF THE CONTRACTS

         Sage Distributors, Inc. ("Sage Distributors"), acts as the distributor (principal underwriter) of the Contracts. Sage Distributors is a corporation organized under the laws of the state of Delaware in 1997, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Sage Distributors is a wholly owned subsidiary of Sage Insurance Group, Inc. We compensate Sage Distributors for acting as principal underwriter under a distribution agreement. The Contracts are offered on a continuous basis and we do not anticipate discontinuing their sale. The Contracts may not be available in all states.

        The Contracts are sold by broker-dealers through registered representatives of such broker-dealers who are also appointed and licensed as insurance agents of Sage Life. These broker-dealers receive commissions for selling Contracts calculated as a percentage of purchase payments (up to a maximum of 6%). Broker-dealers who meet certain productivity and profitability standards may be eligible for additional compensation.

EXPERTS


        Ernst & Young LLP, independent auditors, have audited our financial statements for the year ended December 31, 1997, as set forth in their report, which is included in this Prospectus. Our financial statements are included in this Prospectus in reliance on their report, given on their authority as experts in accounting and auditing.


LEGAL PROCEEDINGS

        Sage Life and its subsidiaries, as of the date of this Prospectus, are not involved in any lawsuits. However, Sage Life's direct and indirect parent companies, like other companies, are involved in lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Sage Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account, the Fixed Account, the General Account, or Sage Life.

REPORTS TO CONTRACT OWNERS

        We maintain records and accounts of all transactions involving the Contracts, the Variable Account, and the Fixed Account at our Customer Service Center. Each year, or more often if required by law, you will be sent a report showing information about your Contract for the period covered by the report. You will also be sent an annual and a semi-annual report for each Fund underlying a Variable Sub-Account in which you are invested as required by the 1940 Act. In addition, when you make purchase payments, or if you make transfers or withdrawals, you will receive a confirmation of these transactions.

ASSIGNMENT

        You may assign your Contract at any time prior to the Income Date. No assignment will be binding on us unless we receive Satisfactory Notice. We will not be liable for any payments made or actions we take before the assignment is accepted by us. An absolute assignment will revoke the interest of any revocable Beneficiary. We are not responsible for the validity of any assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

CHANGE OF OWNER, BENEFICIARY, OR ANNUITANT

        During your lifetime and while your Contract is in force, you can transfer ownership of your Contract, change the Beneficiary, or change the Annuitant. However, the Annuitant cannot be changed after the Income Date. To make any of these changes, you must send us Satisfactory

Notice. If accepted, any change in Owner, Beneficiary, or Annuitant will take effect on the date you signed the notice. Any of these changes will not affect any payment made or action taken by us before our acceptance. A CHANGE IN OWNER MAY BE A TAXABLE EVENT AND MAY ALSO EFFECT THE AMOUNT OF DEATH BENEFIT PAYABLE UNDER YOUR CONTRACT.

MISSTATEMENT AND PROOF OF AGE, SEX, OR SURVIVAL

        We may require proof of age, sex, or survival of any person upon whose age, sex, or survival any payments depend. If the age or sex of the Annuitant has been misstated, or if the age of the Owner has been misstated, the benefits will be those that the Account Value applied would have provided for the correct age and sex. If we have made incorrect income payments, we will pay the amount of any underpayment. The amount of any overpayment will be deducted from future income payments.

INCONTESTABILITY

        Your Contract is incontestable from its Contract Date.

AUTHORITY TO MAKE AGREEMENTS

        All agreements made by us must be signed by one of our officers. No other person, including an insurance agent or registered representative, can change the terms of your Contract or make changes to it without our consent.

PREPARING FOR THE YEAR 2000

        Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. This potential problem has become known as the "Year 2000 issue." The Year 2000 issue affects virtually all companies and organizations.

        Computer applications that are affected by the Year 2000 issue could impact the Company's business functions in various ways, ranging from a complete inability to perform critical business functions to a loss of productivity in varying degrees. Likewise, the failure of some computer applications could have no impact on critical business functions. The Company used these issues as critical components in the evaluation and selection of in-house systems and of third party administrators.

        Since the Company plans to outsource most of its operating functions, there will only be a limited number of in-house systems utilized. At present, the only in-house system utilized is the accounting system. This system was certified as Year 2000 compliant before it was selected and installed for operation. The Company also intends to purchase a reserve valuation system and a reinsurance system. Year 2000 compliance will be a critical component in the evaluation and selection process for those two systems.

        The Company has various third party administrators (including investment advisors, brokers, transfer agents, and other financial services institutions) for the processing of such tasks as contract administration, fund administration, underwriting and investment administration. The quality of these third party administrators was of paramount importance in the selection process.

        Although the Company has received assurances from all of its third party administrators, it is currently working with them to assess all Year 2000 issues associated with the processing of the Company's applications. This assessment involves the testing of the data being processed by third party administrators and electronically interfaced into the Company's accounting system. As to outside organizations from which the Company will not be relying on electronic interface, the Company will be relying on responses to questionnaires supplied to these service providers as to their status on Year 2000 compliance. Based upon the responses received from these third party administrators, the Company will develop a plan to assure Year 2000 compliance by all third party administrators. The Company anticipates completing all testing well in advance of January 1, 2000. As this testing has and continues to be done in the normal course of system development, the Company has not budgeted any costs associated with the Year 2000 issue. In addition, Year 2000 costs have been deemed immaterial.

        The failure of any of the Company's third party administrators to achieve complete compliance could have a material adverse effect on the Company's ability to conduct its business, including delays in calculating unit values, redeeming shares, delivering account statements and providing other information, communication and servicing to Contract Owners. The Company believes that it has taken the necessary provisions, both through selection and testing, to assure that it will not experience any material adverse effects on the Company's ability to conduct its business. The Company does however realize the importance of this issue and is currently developing a detailed contingency plan for operations in the unlikely event one or more of its third party administrators is unable to fulfill its obligations.

FINANCIAL STATEMENTS

        No financial statements are presented for the Variable Account because it has yet to commence operations.

        The audited financial statements for Sage Life for the year ended December 31, 1997 are included in this Prospectus. These financial statements should be considered only as bearing on the ability of Sage Life to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

11.     HOW CAN I MAKE INQUIRIES?

        Inquiries regarding your Contract may be made by writing to us at our Customer Service Center, by calling us at 877-835-7243 (Toll Free), or by contacting one of our authorized registered representatives.

12.     ADDITIONAL INFORMATION ABOUT SAGE LIFE ASSURANCE OF AMERICA, INC.

HISTORY AND BUSINESS

Ownership

        Sage Life Assurance of America, Inc. was incorporated under the laws of the state of Delaware in 1981. The Company is authorized to write general life insurance and fixed and variable annuity contracts in all states except New York, and also is licensed to conduct variable life insurance business in a majority of states.


        The Company's formation was sponsored in 1981 by Fidelity Mutual Life Insurance Company, a Pennsylvania insurer, under the name of Fidelity Standard Life Insurance Company ("Fidelity Life"). Fidelity Life was acquired by Security First Life Insurance Company ("Security First") of Los Angeles, California in December 1984. In January 1997, Fidelity Life was acquired by Sage Insurance Group, Inc. ("Sage Insurance Group") (formerly Finplan
Investment Corp.), a Delaware corporation and an indirect subsidiary of Sage Group Limited ("Sage Group"), a South African corporation, which is the Company's ultimate parent. The Company changed to its present name in September 1997. In December, 1998, a new company, Sage Life Holdings of America, Inc., was formed by Sage Insurance Group to act as the new immediate parent of the Company. This transaction is discussed more fully in the section below entitled, "Holding Company Structure and Background."


Prior Business Operations

        As a Security First subsidiary, the Company specialized in the marketing of annuities qualifying under Section 403(b) of the Internal Revenue Code. Under an assumption reinsurance agreement, Fidelity Life's annuity business was irrevocably transferred to Security First in January 1997 except for a small number of contracts. During 1998, all of the remaining annuity business of Fidelity Life was assumption reinsured by Security First. Security First is now a subsidiary of The Metropolitan Life Insurance Company.

Holding Company Structure and Background


        As mentioned above, the Company is a wholly owned subsidiary of Sage Life Holdings of America, Inc. ("Sage Life Holdings"), which in turn is a wholly owned subsidiary of Sage Insurance Group, a holding company for affiliated entities connected with the life and annuity insurance business in the United States. The Company is also an indirect wholly owned subsidiary of Sage Group, a corporation quoted on the Johannesburg Stock Exchange. Sage Group is a holding company with a thirty-year history of extensive operating experience in mutual funds, life assurance and investment management. Sage Group has directly and indirectly engaged in insurance marketing activities in the United States since 1977 through its financial interests in Independent Financial Marketing Group Inc., a financial planning and bank insurance marketing company. Sage Group sold its interest in Independent Financial Marketing Group in March 1996 to the Liberty Financial Companies of Boston.


        Sage Group signed a letter of intent with Swiss Re Life and Health America, Inc. ("Swiss Re") on December 1, 1998. Swiss Re's ultimate parent is Swiss Reinsurance Company, Switzerland, one of the world's largest life and health reinsurance groups. The letter of intent contemplates that Swiss Re will enter into reinsurance arrangements with the Company. In addition, it provides for an investment by Swiss Re in a newly formed company, Sage Life Holdings, that has become the immediate parent of the Company and a wholly-owned subsidiary of Sage Insurance Group. The arrangements contemplated by the letter of intent may be subject to regulatory approval.


SELECTED FINANCIAL DATA

        The historical financial results of the Company for the calendar year 1996 and all prior years are not comparable to the results for the years 1997 and 1998 due to the substantial change in the business operations of the Company. The Company effectively disposed of all in-force business existing as of December 31, 1996 and, therefore, on January 1, 1997, had no insurance liabilities under any policy contracts of the Company other than the small number of contracts that were not 100% assumption reinsured to the Company's former parent company. These insurance liabilities were subsequently reinsured during 1998. Effectively, therefore, since January 1997, the Company became comparable to a new company that had not yet commenced business activities.

        The following selected financial data as of December 31, 1997 and for the year then ended, has been derived from the audited financial statements of the Company. The following selected financial data as of October 31, 1998 and for the ten months then ended, has been derived from the unaudited financial statements of the Company, which have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, contain all adjustments consisting of only normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for this period. The results of operations for the ten months ended October 31, 1998 may not be indicative of results for the full year. The data set forth below should be read in conjunction with the financial statements, including related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                         Selected Financial Data
                                                             (in thousands)

                                                    Ten months
                                                       ended           Year ended
                                                    October 31,       December 31,
                                                       1998              1997
                                                       ----              ----
   Income Statement Data:
   Revenues:
   Net investment income                              $1,075            $  989

   Expenses:
   Amortization expense                                  337               325
   General and administrative expenses                 1,071             1,016
                                                     -------            ------
   Total expenses                                      1,408             1,341

   Loss before taxes                                    (332)             (352)

   Income tax expense                                      -                 -
                                                     --------           -------
   Net loss                                          $  (332)           $ (352)
                                                     ========           =======


   Balance Sheet Data:
   Total Assets                                      $36,317            $36,689

   Stockholder's Equity                              $36,242            $33,202

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

        The following discussion highlights significant factors influencing the results of operations of the Company. It should be read in conjunction with the Company's financial statements and the related notes included in this Prospectus.

History and Business Overview

        In early 1999, the Company plans to commence marketing of new variable insurance products. The Company was acquired by Sage Insurance Group on December 31, 1996, and since that date has been preparing for the recommencement of insurance underwriting and marketing activities. (Prior to the acquisition of the Company, all new business production and marketing ceased in October 1996.) There has been a total reengineering of the Company's products, systems and administration since the change of ownership. All of the Company's current senior management are experienced in the insurance industry (either in the United States or in South Africa) and most have been recruited since January 1997. The ongoing business strategy of the Company is to focus its activities on the development, underwriting, and marketing of variable insurance products. The Company's obligations under these contracts are (1) variable accounts -- determined by the value of investments held in separate accounts, and (2) fixed accounts -- backed by investments held in separate accounts. Assets of these separate accounts that equal the reserves and other liabilities supporting the contracts to which they relate, may not be used to pay any other obligations or creditors of the Company. The Contracts initially will be distributed through banks. The Company currently anticipates that, over the long-term, its distribution channels will expand to include wirehouses, regional broker-dealers and financial planners.

Results of Operations

        Net losses for the ten months ended October 31, 1998 were $332,442 and were $351,786 for the year ended December 31, 1997. As the Company is not currently underwriting or marketing insurance products, all revenue for 1998 and 1997 is derived from investing activities. Effective investment yields for the Company's General Account were 5.3% for the ten months ended October 31, 1998, and 5.4% for the year ended December 31, 1997. General expenses incurred in financing of the Company's daily activities more than offset investment revenue. As the Company commences business in 1999, management anticipates that revenues will increase primarily by charges and fees associated with products being offered, while expenses will increase by acquisition expenses, the cost of administering this new business and the payment of benefits.

        The Company has capitalized certain costs that have been incurred in the development and registration of the Company's insurance products and have been paid for by Sage Insurance Group. These development costs are being amortized on a straight line basis over fifteen years. Accumulated amortization at October 31, 1998 and December 31, 1997 was $234,474 and $93,637,
respectively.

        In April 1998, Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5) was issued. SOP 98-5 requires entities to charge to expense all start-up costs as incurred. SOP 98-5 is effective for years beginning after December 15, 1998 (i.e., January 1, 1999). In addition, SOP 98-5 requires entities upon adoption to write-off as the cumulative effect of a change in accounting principle any previously unamortized capitalized start-up costs. Accordingly, the Company will be required to write-off any unamortized capitalized development costs on January 1, 1999.

Liquidity and Capital Resources

        Since the beginning of 1997, the Company's primary cash needs have been for the development of its insurance products and related infrastructure and to fund the daily operations of the Company. The Company's cash needs have been met through interest income and capital contributions from Sage Insurance Group.


        During 1999, the Company expects its cash needs will continue to increase as its underwriting and marketing activities begin. The Company anticipates that it will be unable to meet all of its liquidity requirements in 1999 without capital contributions from Sage Insurance Group. However, as discussed above, Swiss Re has made an equity investment in a newly formed holding company, Sage Life Holdings, that will provide an additional source of funds to the Company for new business expenses. In addition, although not required to do so, the Company believes that Sage Insurance Group will continue to provide capital to the Company for its non-recurring costs associated with new products and business development during 1999. The Company's future marketing efforts could be hampered in the unlikely event that Swiss Re, Sage Insurance Group and/or their affiliates are unwilling to commit additional funding.


Segment Information


        The Company currently plans to conduct its business as a single segment, and anticipates that this segment will eventually include all of the following products:


        -    Combination fixed and variable deferred annuities.
        -    Combination fixed and variable immediate annuities.
        -    Combination fixed and variable life insurance products.

Reinsurance

        The Company intends to enter into a coinsurance reinsurance arrangement with Swiss Re, pursuant to which Swiss Re will reinsure a significant portion of the Company's liabilities under its variable insurance contracts. This arrangement will provide additional capacity for growth of the Company's variable insurance business.

        In addition, the Company intends to reinsure certain mortality risks associated with the guaranteed minimum death benefit and accidental death benefit features of the Contracts. The Company intends to use only highly rated reinsurance companies to reinsure these risks.

        Reinsurance does not relieve the Company from its obligations to Contract Owners. The Company remains primarily liable to its Contract Owners to the extent that any reinsurer does not meet its obligations under the reinsurance agreements.

Reserves

        In accordance with the insurance laws and regulations under which it operates, the Company is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on outstanding contracts. Reserves involving life contingencies are based on mortality tables in general use in the United States and, where applicable, are computed to equal amounts which, together with interest on such reserves computed annually at certain assumed rates, will be sufficient to meet the Company's Contract obligations at their maturities, or the event of the Contract Owner's death. In the financial statements included in this Prospectus, all reserves have been determined in accordance with generally accepted accounting principles. As previously noted, all of Fidelity Life's existing annuity business has been irrevocably transferred to Security First, resulting in no remaining contract obligations at October 31, 1998.

Investments


        The Company's General Account cash and invested assets of $25.6 million and $25.3 million at October 31, 1998 and December 31, 1997, respectively, were invested entirely in investment grade securities and money market funds. It is the stated policy of the Company to refrain from investing in securities having speculative characteristics. The Company's entire portfolio is classified as available-for-sale, and is reported at fair value, with resulting unrealized gains or losses included as a separate component of stockholder's equity.


Dividend Restrictions

        The Company is subject to state regulatory restrictions that limit the maximum amount of dividends payable. Subject to certain net income carryforward provisions as described below, the Company must obtain approval of the Insurance Commissioner of the State of Delaware in order to pay, in any 12-month period, "extraordinary" dividends which are defined as those in excess of the greater of 10% of surplus as regards Contract Owners as of the prior year-end and statutory net income less realized capital gains for such prior year. Dividends may be paid by the Company only out of earned surplus. In addition, the Company must provide notice to the Insurance Commissioner of the State of Delaware of all dividends and other distributions to shareholders within five business days after declaration and at least ten days prior to payment. At December 31, 1997, the maximum amount of dividends the Company could have paid its parent without prior approval from state regulatory authorities was $2,501,775.

New Accounting Standards

        As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which establishes new rules for the reporting and display of comprehensive income and its components, consisting of net income and other comprehensive income. The accumulated balance of other comprehensive income is required to be reported separately in stockholder's equity. The Company's only component of other comprehensive income is net unrealized gains or losses on available-for-sale securities, which is reported separately in stockholder's equity. The adoption of SFAS 130 had no impact on the Company's net income or stockholder's equity.

        In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for the reporting of operating segment information in both annual financial reports and interim financial reports issued to shareholders. Operating segments are components of an entity for which separate financial information is available and is evaluated regularly by the entity's chief operating management. SFAS is effective for fiscal year 1998 and is not anticipated to have a material impact on the Company.

COMPETITION

        The Company is engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies as well as other entities marketing insurance products comparable to those being offered by the Company. There are approximately 1,600 stock, mutual, and other types of insurers in the life insurance business in the United States, a substantial number of which are significantly larger than the Company. The Company is unique in that it is one of the few life insurers that confines its activities to the marketing of separate account variable insurance products.

TRANSACTIONS WITH SAGE INSURANCE GROUP

        In 1997 the Company entered into a Cost Sharing Agreement with Sage Insurance Group to share personnel costs, office rent and equipment costs. These costs are allocated between the companies based upon the estimated time worked, square footage of space utilized and upon monitored usage of the equipment, respectively. Pursuant to this agreement, the Company has received $109,923 from Sage Insurance Group for the ten months ended October 31, 1998 and paid expenses of $76,048 for the year ended December 31, 1997. In addition, Sage Insurance Group provides funds to the Company to meet various operating expenses. These amounts are paid back to Sage Insurance Group at the end of each quarter.

        Sage Insurance Group has also incurred expenditures in connection with the costs of establishing new systems, new products, and premises for the Company. The amount of these developmental costs paid for by companies affiliated with Sage Life on October 31, 1998 and December 31, 1997 were $2,749,628 and $1,504,558, respectively. Sage Insurance Group regards these expenditures as being of a developmental nature and does not intend to recover these expenditures from the Company. Accordingly, these expenditures have been capitalized as development costs and reflected as contributed capital in the Company's financial statements.

EMPLOYEES

        Due to the Company's business strategy of outsourcing its primary administrative and investment functions to organizations that specialize in these areas, the number of full time personnel employed by the Company will be limited. As of October 31, 1998, the Company had 14 employees. As of December 31, 1997, the Company had 8 employees.

PROPERTIES

        The Company's executive office is located at 300 Atlantic Street, in Stamford, Connecticut, where the Company's primary records are maintained. Customer records, however, are maintained at the Company's Customer Service Center.

        Sage Insurance Group leases the Company's office space. The Company reimburses Sage Insurance Group for the office space under the Cost Agreement described above.

STATE REGULATION

        The Company is subject to the laws of the State of Delaware governing insurance companies and to the regulations of the Delaware Department of Insurance (the "Insurance Department"). A detailed financial statement in the prescribed form (the "Statement") is filed with the Insurance Department each year covering the Company's operations for the preceding year and its financial condition as of the end of that year. Regulation by the Insurance Department means that the Insurance Department may examine the Company and its books and records to determine, among other things, whether contract liabilities and reserves as stated by the Company are correct. A full examination of the Company's operations will be conducted periodically by the Insurance Department under the auspices of the NAIC.

        In addition, the Company is subject to regulation under the insurance laws of all jurisdictions in which it operates. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to various matters, including licensing to transact business, overseeing trade practices, licensing agents, approving contract forms, establishing reserve requirements, fixing maximum interest rates on life insurance contract loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. The Company is required to file the Statement with supervisory agencies in each of the jurisdictions in which it does business, and its operations and accounts are subject to examination by these agencies at regular intervals.

        The NAIC has adopted several regulatory initiatives designed to improve the surveillance and financial analysis regarding the solvency of insurance companies in general. These initiatives include the development and implementation of a risk-based capital formula for determining adequate levels of capital and surplus. Insurance companies are required to calculate their risk-based capital in accordance with this formula and to include the results in their Statement. It is anticipated that these standards will have no significant effect upon the Company.

        Further, many states regulate affiliated groups of insurers, such as the Company and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of the transfers and payments in relation to the financial positions of the companies involved.

        Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for contract owner losses incurred when other insurance companies have become insolvent. Most of these laws provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.


        Although the federal government ordinarily does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. The insurance products of the Company are subject to various federal securities laws and regulations. In addition, current and proposed federal measures that may significantly affect the insurance business include regulation of insurance company solvency, employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, and the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.






                        DIRECTORS AND EXECUTIVE OFFICERS

                                     Position held with the                Other Principal Positions
Name (Age)                           Company/Year Commenced                During Past Five Years
----------                           ----------------------                ----------------------
Ronald S. Scowby(1)                  Director, 1/97 to present,            Trustee, Sage Life
Age 60                               Chairman, 2/98 to present             Investment Trust, 7/98 to
                                                                           present; Director, Sage Life
                                                                           Assurance Company of New York, 5/98 to
                                                                           present; Vice Chairman 2/98 to
                                                                           present, President, 1/97 to 2/98,
                                                                           Director, 1/97 to present, Sage
                                                                           Insurance Group Inc.; Director,
                                                                           Sage Advisors, Inc., 1/98 to
                                                                           present;  President, Chief
                                                                           Executive Officer, Sage Life
                                                                           Assurance of America Inc.,
                                                                           1/97-2/98; Director, Sage
                                                                           Distributors, Inc., 1/98 to
                                                                           present; Director, President, Chief
                                                                           Executive Officer, Sage

                                                                           Management Services (USA),
                                                                           Inc., 6/96 to present; Owner,
                                                                           Sheldon Scowby Resources
                                                                           7/95-6/96; Executive Vice
                                                                           President, Mutual of America
                                                                           Life Insurance Group, 6/91-
                                                                           7/95; President, Mutual of
                                                                           America Financial Services,
                                                                           6/91-7/95

Robin I. Marsden(1)                  Director, 1/97 to                     Trustee, Sage Life Investment
Age 33                               present, President and Chief          Trust, 7/98 present; Director,
                                     Executive Officer, 2/98 to            Sage Life Assurance Company of
                                     present                               New York, 5/98 to present;
                                                                           Director, President, Sage
                                                                           Advisors, Inc., 1/98 to
                                                                           present; Director, Sage
                                                                           Distributors, Inc., 1/98 to
                                                                           present; Director, 1/97 to
                                                                           present, President and Chief
                                                                           Executive Officer, 2/98 to
                                                                           present, Sage Insurance Group,
                                                                           Inc.; Investments Director,
                                                                           Sage Life Holdings, Ltd.,
                                                                           11/94 to 1/98;
                                                                           Executive-Strategic
                                                                           Developments, Sage Group Ltd.,
                                                                           11/94 to 1/98; Partner and
                                                                           Management Consultant Deloitte
                                                                           & Touche 1/89-10/94

H. Louis Shill(2)                    Director,                             Director, Sage Life Assurance
Age 68                               1/97 to present                       Company of New York, 5/98 to
                                                                           present; Chairman, Sage Life
                                                                           Assurance of America, Inc. 1/97
                                                                           to 2/98; Chairman, Sage Insurance
                                                                           Group, Inc., 1/97 to present;
                                                                           Founder, Chairman, Sage Group
                                                                           Limited, 1965 to present

Paul C. Meyer(3)                      Director,                            Director, Sage Life Assurance
Age 45                                1/97 to present                      Company of New York 5/98 to
                                                                           present; Partner, Rogers & Wells,
                                                                           1986 to present

Richard D. Starr(4)                   Director,                            Director, Sage Life Assurance
Age 54                                1/97 to present                      Company of New York, 5/98 to
                                                                           present; President, First
                                                                           Interstate Securities,
                                                                           1/95-

                                                                                            12/95; Chairman & Chief
                                                                                            Executive Officer, Financial
                                                                                            Institutions Group, Inc., 10/78
                                                                                            to present

Mitchell R. Katcher(1)                                 Director, 12/97 to                   Vice President, Sage Life
Age 45                                                 present, Senior                      Investment Trust, 7/98 to
                                                       Executive Vice                       present; Director, Sage
                                                       President, Chief                     Life Assurance Company of New
                                                       Financial Officer,                   York, 5/98 to present; Director,
                                                       Chief Actuary                        Treasurer, Sage Advisors, Inc.,
                                                       5/97 to present                      1/98 to present; Director, Sage
                                                                                            Distributors, Inc., 1/98 to
                                                                                            present; Treasurer, 7/97 to
                                                                                            present, Senior Executive Vice
                                                                                            President, 12/97 to present, Sage
                                                                                            Insurance Group, Inc.;  Executive
                                                                                            Vice President, Golden American Life
                                                                                            Insurance Company, 7/93-2/97.






(1) The principal business address of these persons is 300 Atlantic Street, Stamford, CT 06901.
(2) Mr. Shill's principal business address is Sage Centre, 10 Fraser Street, Johannesburg, South Africa 2000.
(3) Mr. Meyer's principal business address is 200 Park Avenue, New York, N.Y. 10166.
(4) Mr. Starr's principal business address is 22507 SE 47th Place, Issaquah, WA 98029.

COMPENSATION

        Executive officers of the Company also serve as officers of its parent and of certain affiliated companies. Cost allocations to the Company have been made as to certain individual's time devoted to their duties with the Company. No allocation was made during 1997 nor will any be made for 1998 for the services of Mr. Shill. No allocation was made during 1997 for the services of Mr. Marsden.

        The following table includes compensation paid by Sage Life for services rendered in all capacities for the years indicated for the Chief Executive Officer and the other Executive Officers compensated more than $100,000 for the year ended December 31, 1997.

                                                           Annual Compensation
                                                           -------------------

Name and Principal Position             Year       Salary          Bonus(1)     All Other Compensation(2)
---------------------------             ----       ------          --------     -------------------------
Ronald S. Scowby,                       1997      $337,500         $100,000              $0
President and Chief Executive
Officer(3)

Mitchell R. Katcher,                    1997      $114,583         $265,000              $0
Senior Executive
Vice President, Chief Financial
Officer and Chief Actuary





(1) The amount shown relates to bonuses paid in 1998 for services rendered in 1997.
(2) The amount shown relates to deferred compensation earned in 1997.
(3) Mr. Scowby's salary and bonus are paid by Sage Management Services (USA),
    Inc.

        Outside directors of the Company are paid $12,000 and $2,000 per meeting attended. For the year ended December 31, 1997, the outside directors each were paid $20,000. Directors who are officers or employees of the Company or its affiliates are not compensated for serving on the Board. Directors do not receive retirement benefits.

                         Report of Independent Auditors


Board of Directors
Sage Life Assurance of America, Inc.

We have audited the accompanying balance sheet of Sage Life Assurance of America, Inc. (formerly Fidelity Standard Life Insurance Company) as of December 31, 1997, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage Life Assurance of America, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.





Stamford, Connecticut
April 22, 1998




                                        /s/ Ernst & Young LLP

                      Sage Life Assurance of America, Inc.

                                 Balance Sheets


                                                                    OCTOBER 31, 1998
                                                                       (unaudited)         DECEMBER 31, 1997
                                                                    ----------------       -----------------
ASSETS
Investments:
  Fixed maturities available for sale, at fair value                   $3,604,066             $ 3,595,326
  Short-term investments                                                2,579,083              21,530,888
                                                                     ------------              ----------
Total investments                                                       6,183,149              25,126,214

Cash and cash equivalents                                              19,422,092                 228,605
Accrued investment income                                                 130,929                  58,039
Receivable from affiliates                                                 48,769                  25,941
Reinsurance recoverable                                                         -               2,728,284
Other assets                                                                5,000                  11,443
Goodwill                                                                6,606,236               6,802,300
Development costs                                                       3,919,711               1,310,921
Separate account assets                                                         -                 396,992

                                                                     ------------            ------------
Total assets                                                          $36,315,886             $36,688,739
                                                                      ===========             ===========

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Accrued expenses                                                   $      2,005             $   180,442
  Policy liabilities                                                                            2,728,284
  Deferred income taxes                                                    36,220                  26,227
  Amounts payable to affiliates                                            36,454                 154,366
  Separate account liabilities                                                  -                 396,992
                                                                     ------------            ------------
Total liabilities                                                          74,679               3,486,311

Stockholder's equity:
  Common stock, $2,500 par value, 1,000 shares
      Authorized, issued and outstanding                                2,500,000               2,500,000
  Additional paid-in capital                                           34,355,127              31,005,508
  Unrealized gains on investment                                           70,308                  48,706
  Retained deficit                                                      (684,228)               (351,786)
                                                                     ------------            ------------
                                                                       36,241,207              33,202,428
                                                                     ------------            ------------

                                                                      $36,315,886            $ 36,688,739
                                                                      ===========            ============

See accompanying notes to financial statements.

                      Sage Life Assurance of America, Inc.

                            Statements of Operations



                                                                          TEN MONTHS ENDED
                                                                          OCTOBER 31, 1998                YEAR ENDED
                                                                            (unaudited)               DECEMBER 31, 1997
                                                                        -------------------           -----------------
REVENUES
Investment income                                                             $  1,075,251                 $    989,494

EXPENSES
Amortization expense                                                               336,901                      325,406
General and administrative expenses                                              1,070,792                    1,015,874
                                                                                 ---------                    ---------
   Total expenses                                                                1,407,693                    1,341,280
                                                                                 ---------                    ---------

Loss before taxes                                                                (332,442)                    (351,786)

Income tax expense                                                                    -                           -
                                                                              ------------                 ------------

Net loss                                                                      $  (332,442)                  $ (351,786)
                                                                              ============                  ===========


See accompanying notes to financial statements.

                      Sage Life Assurance of America, Inc.

                       Statements of Stockholder's Equity



                                                                          TEN MONTHS ENDED
                                                                          OCTOBER 31, 1998                YEAR ENDED
                                                                            (unaudited)               DECEMBER 31, 1997
                                                                        -------------------           -----------------
Common stock; balance at beginning and end of year:                           $  2,500,000                 $  2,500,000

Additional paid-in capital:
   Balance at beginning of year                                                 31,005,508                   15,505,558
   Additional capital contributions                                              3,349,619                   15,500,000
                                                                              ------------                   ----------
   Balance at end of year                                                       34,355,127                   31,005,508

Unrealized investment gains:
   Balance at beginning of year                                                     48,706                           -
   Change in unrealized gain                                                        21,602                       48,706
                                                                                    ------                       ------
   Balance at end of year                                                           70,308                       48,706

Retained earnings:
   Balance at beginning of year                                                  (351,786)                          -
   Net loss                                                                      (332,442)                    (351,786)
                                                                                 ---------                    ---------
   Balance at end of year                                                        (684,228)                    (351,786)
                                                                                 ---------                    ---------

Total stockholder's equity                                                     $36,241,207                  $33,202,428
                                                                               ===========                  ===========


See accompanying notes to financial statements.

                      Sage Life Assurance of America, Inc.

                            Statements of Cash Flows



                                                                            TEN MONTHS
                                                                               ENDED
                                                                         OCTOBER 31, 1998            YEAR ENDED
                                                                           (unaudited)            DECEMBER 31, 1997
                                                                       -------------------        -----------------
OPERATING ACTIVITIES
Net loss                                                                 $       (332,442)        $     (351,786)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
     Amortization expense                                                          336,901                325,406
     Changes in:
        Accrued investment income                                                 (72,890)               (29,638)
        Receivable from affiliates                                                (22,828)               (25,941)
        Other assets                                                                 6,443               (11,443)
        Accrued expenses                                                         (178,437)                116,216
        Amounts payable to affiliates                                            (117,912)                154,366
                                                                                 ---------                -------
Net cash (used in) provided by operating activities                              (381,165)                177,180

INVESTING ACTIVITIES
  Proceeds from sales, maturities and repayments of                                   -                    42,941
    fixed maturity securities
  Net sales [purchases] of short-term investments                               18,974,652           (15,507,987)
                                                                                ----------           ------------
Net cash provided by (used in) investing activities                             18,974,652           (15,465,046)

FINANCING ACTIVITIES
   Capital contribution from the parent                                            600,000             15,500,000
                                                                                   -------             ----------
Net cash provided by financing activities                                          600,000             15,500,000
                                                                                   -------             ----------

Increase in cash and cash equivalents                                           19,193,487                212,134

Cash and cash equivalents at beginning of period                                   228,605                 16,471
                                                                                   -------                 ------

Cash and cash equivalents at end of period                               $      19,422,092        $       228,605
                                                                         =================        ===============

              See accompanying notes to financial statements.

                      Sage Life Assurance of America, Inc.

                         Notes to Financial Statements


1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND OPERATION


Sage Life Assurance of America, Inc. (the "Company") is a wholly-owned indirect subsidiary of Sage Insurance Group, Inc., ("SIGI") which is a wholly-owned indirect subsidiary of Sage Group Limited, a South African company.


DESCRIPTION OF BUSINESS

Effective December 31, 1996, SIGI purchased from Security First Life Insurance Company (SFLIC) all of the outstanding stock of Fidelity Standard Life Insurance Company (Fidelity Standard), a Delaware domiciled life insurance company licensed to sell fixed and variable annuity contracts. As a result of the purchase, Fidelity Standard was renamed Sage Life Assurance of America, Inc. Effective October 31, 1996, Fidelity Standard entered into a modified coinsurance arrangement to cede all of its separate account liabilities to its then parent, SFLIC. Assets equal to the total reserves and related liabilities were transferred to SFLIC. The remaining general account liabilities were ceded under a 100% coinsurance arrangement with SFLIC. In connection with the purchase of Fidelity Standard, the Company entered into a service agreement with SFLIC to provide all necessary administrative services for all ceded business.

The Company is in the process of developing and preparing to market variable annuity and variable life insurance products. The marketing of these products is expected to begin in the first quarter 1999. Sage Distributors Inc. (formerly Finplan of America, Inc.), an affiliated broker/dealer, will distribute the variable products as principal underwriter. (Selling agreements will be entered into with other broker/dealers that will sell the variable insurance products). Sage Advisors, Inc., an affiliate, will provide investment management services to registered investment companies (mutual funds). These mutual funds are in the process of being developed.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. The information presented herein with respect to the period as of and for the ten months ended October 31, 1998, is unaudited.

NEW ACCOUNTING PRONOUNCEMENT

As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which establishes new rules for the reporting and display of comprehensive income and its components, consisting of net income and other comprehensive income. The accumulated balance of other comprehensive income is required to be reported separately in stockholder's equity. The Company's only component of other comprehensive income is net unrealized gains or losses on available-for-sale securities, which is reported separately in stockholder's equity. The adoption of SFAS 130 had no impact on the Company's net income or stockholder's equity.

                      Sage Life Assurance of America, Inc.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for the reporting of operating segment information in both annual financial reports and interim financial reports issued to shareholders. Operating segments are components of an entity for which separate financial information is available and is evaluated regularly by the entity's chief operating management. SFAS 131 is effective for fiscal year 1998 and is not anticipated to have a material impact on the Company.

INVESTMENTS

The Company has classified all of its fixed maturity investments as available-for-sale. Those investments are carried at fair value and changes in unrealized gains and losses are reported as a component of stockholder's equity, net of applicable deferred income taxes. Fair values are determined by quoted market prices.

Short-term investments are carried at cost, which approximates fair value.

Realized gains and losses on disposal of investments are determined by the specific identification method and are included in revenues.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.

SEPARATE ACCOUNTS

The separate account assets and liabilities reported in the accompanying balance sheet represent funds that are separately administered, principally for the benefit of certain policyholders who bear the investment risk. The separate account assets and liabilities are carried at fair value. Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid or provided to the separate account policyholders, are excluded from the amounts reported in the accompanying statement of operations.

POLICY LIABILITIES

Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to annuities of a nonguaranteed return nature. Interest crediting rates ranged from 5.5% to 7.0%.

                      Sage Life Assurance of America, Inc.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOODWILL

Goodwill represents the excess of the fair value of assets exchanged over the net assets acquired. Goodwill is being amortized on a straight-line basis over thirty years. The carrying value of goodwill is regularly reviewed for indications of impairment in value, which, in the view of management, is other than temporary. Accumulated amortization at October 31, 1998 and December 31, 1997 was $427,833 and $231,769, respectively.

DEVELOPMENT COSTS

The Company has capitalized certain costs that have been incurred in the development and registration of the Company's insurance products. These development costs are being amortized on a straight line basis over fifteen years. Accumulated amortization at October 31, 1998 and December 31, 1997 was $234,474 and $93,637, respectively.

In April 1998, Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5), was issued. SOP 98-5 requires entities to charge to expense all start-up costs as incurred. SOP 98-5 is effective for years beginning after December 15, 1998 (i.e., January 1, 1999). In addition, SOP 98-5 requires entities upon adoption to write-off as the cumulative effect of a change in accounting principle any previously unamortized capitalized start-up costs. Accordingly, the Company will be required to write-off any unamortized capitalized development costs on January 1, 1999.

ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Income taxes are accounted for using the liability method. Using this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                      Sage Life Assurance of America, Inc.

2. INVESTMENTS

Investments in fixed maturity securities as of October 31, 1998 consist of the following:

                                                                  GROSS                 GROSS
                                          AMORTIZED             UNREALIZED            UNREALIZED             FAIR
                                            COSTS                 GAINS                 LOSSES              VALUE
                                          ---------------------------------------------------------------------------
U.S. Government Obligations               $   3,497,538           $106,528                -                $3,604,066
                                          ===========================================================================

Investments in fixed maturity securities as of December 31, 1997 consisted of the following:


                                                                    GROSS                GROSS
                                            AMORTIZED             UNREALIZED            UNREALIZED             FAIR
                                              COSTS                 GAINS                 LOSSES               VALUE
                                            -------------------------------------------------------------------------
U.S. Government Obligations                 $3,520,393            $79,120               $4,187             $3,595,326
                                            =========================================================================

The amortized cost and fair value of fixed maturity securities by contractual maturity at October 31, 1998 and December 31, 1997 are summarized below. Actual maturities will differ from contractual maturities because certain borrowers have the right to call or prepay obligations.

                     October 31, 1998                                      AMORTIZED          FAIR
                                                                             COST             VALUE
                     Due in one year or less                             $  815,082       $  816,019
                     Due after five years through ten years               2,682,456        2,788,047
                                                                        -----------      -----------
                     Total                                               $3,497,538       $3,604,066
                                                                        ===========      ===========

                     December 31, 1997                                     AMORTIZED          FAIR
                                                                             COST             VALUE
                     Due in one year or less                             $  815,495       $  811,308
                     Due after five years through ten years               2,704,898        2,784,018
                                                                        -----------       ----------
                     Total                                               $3,520,393       $3,595,326
                                                                        ===========       ==========

                      Sage Life Assurance of America, Inc.

Investment income by major category of investment for October 31, 1998 and December 31, 1997 is summarized as follows:

                                                                        TEN MONTHS
                                                                          ENDED                     YEAR ENDED
                                                                     OCTOBER 31, 1998            DECEMBER 31, 1997
                                                                     ----------------            -----------------
Bonds                                                                        $193,303                     $255,778
Short-term investments                                                        823,179                      720,556
Cash and cash equivalents                                                      71,892                       49,035
                                                                               ------                       ------
Total investment income                                                     1,088,374                    1,025,369
Investment expenses                                                            13,123                       35,875
                                                                               ------                       ------
Net investment income                                                      $1,075,251                     $989,494
                                                                           ==========                     ========

At October 31, 1998 and December 31, 1997, investment securities with an amortized cost value of $6,076,620 and $6,128,048 and a fair value of $6,184,066 and $6,202,980, respectively, are held by trustees in various amounts in accordance with the statutory requirements of certain states in which the Company is licensed to conduct business.

3. INCOME TAXES

The Company has filed a separate life insurance company Federal income tax return for the period January 1, 1997 through December 31, 1997. The Company will continue to file a separate life insurance company Federal income tax return through the year 2001. Beginning in the year 2002, the Company will be included in the consolidated Federal income tax return of Sage Holdings (USA), Inc. and its subsidiaries.

The provision for income taxes varies from the amount that would be computed using the federal statutory income tax rate as follows:

                                                                     OCTOBER 31, 1998           DECEMBER 31, 1997
                                                                     ----------------           -----------------
Pre-tax loss                                                              $ (332,442)                  $ (351,786)
Application of the federal statutory tax rate - 34%                         (113,030)                    (119,607)
Tax effect of:
    State income taxes                                                        -                               (75)
    Change in valuation allowance                                             113,030                      119,532
                                                                              -------                      -------
Total income tax provision                                                $         -                  $         -
                                                                          ===========                  ===========

                      Sage Life Assurance of America, Inc.

     Significant components of the Company's deferred tax assets and liabilities as of October 31, 1998 and December 31, 1997 are as follows:


                                                                   OCTOBER 31, 1998          DECEMBER 31, 1997
                                                                   ----------------          -----------------
Deferred tax assets:
   Net operating loss carryforwards                                      $ 1,844,098                $  756,521
                                                               ---------------------      --------------------
Total deferred tax assets                                                $ 1,844,098                $  756,521
Deferred tax liabilities:
   Unrealized gain on appreciation of investments                           (36,220)                  (26,227)
   Amortization of goodwill and development costs                        (1,611,536)                 (636,989)
                                                                --------------------       -------------------
Total deferred tax liabilities                                           (1,647,756)                 (663,216)
Valuation allowance for deferred tax assets                                (232,562)                 (119,532)
                                                                --------------------       -------------------
Net deferred tax liability                                                $ (36,220)                $ (26,227)
                                                                ====================       ===================

Based upon the lack of historical operating results and the uncertainty of operating earnings in the future, management has determined that it is not more likely than not that the deferred tax assets will be fully recognized. Accordingly, a valuation allowance has been recorded.

At October 31, 1998, the Company has net operating loss carryforwards of $3.2 million for federal income tax purposes that expire in 2013 and $2.2 million that expire in the year 2012.

4. REINSURANCE AND OTHER AGREEMENTS

Effective September 1, 1998, all of the in-force business of the Company was novated to SFLIC, a subsidiary of the Metropolitan Life Insurance Company.

5. RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

Statutory-basis capital and surplus and net income are $25,017,752 and $51,133 at and for the year ended December 31, 1997, respectively. The required statutory capital and surplus at December 31, 1997 is $17,257,518.

The Company is subject to state regulatory restrictions that limit the maximum amount of dividends payable. Subject to certain net income carryforward provisions as described below, the Company must obtain approval of the Insurance Commissioner of the State of Delaware in order to pay, in any 12-month period, "extraordinary" dividends which are defined as those in excess of the greater of 10% of surplus as regards policyholders as of the prior year-end and statutory net income less realized capital gains for such prior year. Dividends may be paid by the Company only out of earned surplus. In addition, the Company must provide notice to the Insurance Commissioner of the State of Delaware of all dividends and other distributions to shareholders within five business days after declaration and at least ten days prior to payment. At December 31, 1997, the maximum amount of dividends the Company could pay SIGI without prior approval from state regulatory authorities is $2,501,775.

                      Sage Life Assurance of America, Inc.

6. RELATED PARTY TRANSACTIONS

In 1997, the Company entered into a Cost Sharing Agreement with SIGI to share the personnel costs, office rent and equipment costs. These costs are allocated between the companies based upon the estimated time worked, square footage of space utilized and upon monitored usage of the equipment, respectively. Pursuant to this agreement, the Company has recorded income of $109,923 from SIGI for the ten months ended October 31, 1998 and expenses of $76,048 for the year ended December 31, 1997. In addition, SIGI provides funds to the Company to meet various operating expenses. These amounts are paid back to SIGI at the end of each quarter. At October 31, 1998 and December 31, 1997, $12,315 and $100,000 of the amounts transferred to the Company remained payable to SIGI, respectively.

All non-recurring development costs of the Company are paid by SIGI or its parent, Sage Group Limited, and treated as capital contributions. The amount of development costs paid for by affiliated companies at October 31, 1998 and December 31, 1997 were $2,749,628 and $1,504,558, respectively.

                            Table of Contents of the
                      Statement of Additional Information

     Additional information about the Contracts and The Sage Variable Annuity Account A is contained in the Statement of Additional Information. You can obtain a free copy of the Statement of Additional Information by writing to us at the address shown on the front cover or by calling (877) 835-7243 (Toll
Free). The following is the Table of Contents for the Statement of Additional Information.

                      Statement of Additional Information
                               Table of Contents

                                                                                                                 Page
                                                                                                                 ----
Participation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Beneficiary Designation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Calculation of Historical Performance Data  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Money Market Sub-Account Yields  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Other Sub-Account Yields . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Average Annual Total Returns . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Other Total Returns  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Effect of the Annual Administration Charge on Performance Data . . . . . . . . . . . . . . . . . . . . . . . . .
     Use of Indexes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Other Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Income Payment Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Amount of Fixed Income Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Amount of Variable Income Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Income Units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Income Unit Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Exchange of Income Units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Safekeeping of Account Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Other Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                   APPENDIX A

                            Market Value Adjustment

     We will apply a Market Value Adjustment to amounts surrendered, withdrawn, transferred or applied to an income plan when taken from a Fixed Sub-Account more than 30 days before its Expiration Date. We apply a Market Value Adjustment separately to each Fixed Sub-Account. Surrender charges also may apply.

     For a surrender, withdrawal, transfer or amount applied to an income plan, we will calculate the Market Value Adjustment by applying the factor below to the total amount (including any applicable surrender charge) that must be surrendered, withdrawn, transferred or applied to an income plan in order to provide the amount requested.

                                            (N/365)
                         [(1+I)/(1+J+.0025)]        - 1

Where

     - I is the Index Rate for a maturity equal to the Fixed Sub-Account's Guarantee Period, at the time that we established the Sub-Account;

     - J is the Index Rate for a maturity equal to the time remaining (rounded up to the next full year) in the Fixed Sub-Account's Guarantee Period, at the time of surrender, withdrawal, transfer, or application to an income plan; and

     - N is the remaining number of days in the Guarantee Period at the time of calculation.

     We will apply Market Value Adjustments as follows:

     If the Market Value Adjustment is negative, we first deduct it from any remaining value in the Fixed Sub-Account. We then deduct any remaining negative Market Value Adjustment from the amount you surrender, withdraw, transfer, or apply to an income plan.

     If the Market Value Adjustment is positive, we add it to any remaining value in the Fixed Sub-Account or the amount you surrender. If you withdraw, transfer or apply to an income plan the full amount of the Fixed Sub-Account, we add the Market Value Adjustment to the amount you withdraw, transfer, or apply to an income plan.

                                  MVA EXAMPLES

Example #1:  Surrender -- Example of a Negative Market Value Adjustment

Assume you invest $100,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a surrender three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 8.0% at the time of the surrender, no prior transfers or withdrawals affecting this Fixed Sub-Account have been made, and no surrender charge is applicable.

CALCULATE THE MARKET VALUE ADJUSTMENT

     1. The Account Value of the Fixed Sub-Account on the date of surrender is $124,230 ($100,000 x 1.075(3))

     2.      N = 2,555 (365 x 7)
                                                                    2555/365
     3.      Market Value Adjustment = $124,230 x {[(1.07)/(1.0825)]        -1}
             = - $9,700

Therefore, the amount paid on full surrender is $114,530 ($124,230 - $9,700).

Example #2:   Surrender -- Example of a Positive Market Value Adjustment

Assume you invest $100,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a surrender three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 6.0% at the time of the surrender, no prior transfers or withdrawals affecting this Fixed Sub-Account have been made, and no surrender charge is applicable.

CALCULATE THE MARKET VALUE ADJUSTMENT

     1.      The Account Value of the Fixed Sub-Account on the date of
                                                    3
             surrender is $124,230 ($100,000 x 1.075 )

     2.      N = 2,555 (365 x 7)
                                                                    2555/365
     3.      Market Value Adjustment = $124,230 x {[(1.07)/(1.0625)]        -1}
             = + $6,270

Therefore, the amount paid on full surrender is $130,500 ($124,230 + $6,270).

Example #3:  Withdrawal -- Example of a Negative Market Value Adjustment

Assume you invest $200,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a withdrawal of $100,000 three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 8.0% at the time of withdrawal, no prior transfers or withdrawals affecting this Fixed Sub-Account have been made, and no surrender charge is applicable.

     1. The Account Value of the Fixed Sub-Account on the date of withdrawal is $248,459 ($200,000 x 1.075(3)).

     2.      N = 2,555 (365 x 7)
                                                                    2555/365
     3.      Market Value Adjustment = $100,000 x {[(1.07)/(1.0825)]
             -1} =  - $7,808

Therefore, the amount of the withdrawal paid is $100,000, as requested. The Fixed Sub-Account will be reduced by the amount of the withdrawal paid, ($100,000) and by the Market Value Adjustment ($7,808), for a total reduction in the Fixed Sub-Account of $107,808.

Example #4: Withdrawal -- Example of a Positive Market Value Adjustment

Assume you invest $200,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an initial Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a withdrawal of $100,000 three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 6.0% at the time of the withdrawal, no prior transfers or withdrawals affecting this Fixed Sub-Account have been made, and no surrender charge is applicable.

     1. The Account Value of the Fixed Sub-Account on the date of withdrawal is $248,459 ($200,000 x 1.075(3))

     2.      N = 2,555 (365 x 7)
                                                                    2555/365
     3.      Market Value Adjustment = $100,000 x {[(1.07)/(1.0625)]
             - 1} = + $5,047

  Therefore, the amount of the withdrawal paid is $100,000, as requested. The Fixed Sub-Account will be reduced by the amount of the withdrawal paid ($100,000) and increased by the amount of the Market Value Adjustment ($5,047), for a total reduction of $94,953.

                                   APPENDIX B

      Below is an example of how the Dollar Cost Averaging Program works.

      Assume that the Dollar Cost Averaging Program has been elected and that $24,000 is invested in a DCA Fixed Sub-Account with a Guarantee Period of two years and an annual Guaranteed Interest Rate of 6.0%.


                      (1)                    (2)                 (3)                 (4)                 (5)
Beginning      Beginning of Month       Dollar Cost         Amount Dollar         Interest           End of Month
of Month         Account Value          Averaging           Cost Averaged         Credited          Account Value
----------       -------------         Monthly Factor       -------------         For Month         -------------
                                       --------------                             ---------
                                                                                                        24,117
    1               24,000                    -                   -                  117                23,224
    2               24,117                 1 / 24               1,005                112                22,323
    3               23,224                 1 / 23               1,010                108                21,412
    4               22,323                 1 / 22               1,015                104                20,492
    5               21,412                 1 / 21               1,020                99                 19,562
    6               20,492                 1 / 20               1,025                95                 18,622
    7               19,562                 1 / 19               1,030                90                 17,673
    8               18,622                 1 / 18               1,035                86                 16,715
    9               17,673                 1 / 17               1,040                81                 15,746
    10              16,715                 1 / 16               1,045                76                 14,768
    11              15,746                 1 / 15               1,050                72                 13,780
    12              14,768                 1 / 14               1,055                67                 12,782
    13              13,780                 1 / 13               1,060                62                 11,774
    14              12,782                 1 / 12               1,065                57                 10,756
    15              11,774                 1 / 11               1,070                52                  9,727
    16              10,756                 1 / 10               1,076                47                  8,688
    17               9,727                  1 / 9               1,081                42                  7,639
    18               8,688                  1 / 8               1,086                37                  6,580
    19               7,639                  1 / 7               1,091                32                  5,510
    20               6,580                  1 / 6               1,097                27                  4,429
    21               5,510                  1 / 5               1,102                21                  3,338
    22               4,429                  1 / 4               1,107                16                  2,236
    23               3,338                  1 / 3               1,113                11                  1,124
    24               2,236                  1 / 2               1,118                 5                   -
    25               1,124                  1 / 1               1,124                 -


                                    Note:

                     Column (3) = Column (1) x Column (2)

                     Column (5) = Column (1) - Column (3) + Column(4)

To obtain a Statement of Additional Information for this Prospectus, please complete the form below and mail to:

Sage Life Assurance of America, Inc.
Customer Service Center
1290 Silas Deane Highway
Wethersfield, CT 06109

Please send a Statement of Additional Information to me at the following address:


--------------------------------------------
Name


--------------------------------------------
Address


--------------------------------------------
City/State                        Zip Code

                      STATEMENT OF ADDITIONAL INFORMATION
                         DATED _____________ ____, 1999

        FLEXIBLE PAYMENT DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY
                                   CONTRACTS

                                   issued by

         THE SAGE VARIABLE ANNUITY ACCOUNT A AND SAGE LIFE ASSURANCE OF
                                 AMERICA, INC.

                                        Customer Service Center:
                                        1290 Silas Deane Highway
                                        Wethersfield, CT 06109
                                        Telephone:  (877) 835-7243
                                                      (Toll Free)


This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Flexible Deferred Combination Fixed and Variable Annuity Contracts (the "Contracts" offered by Sage Life Assurance of America, Inc. ("we," "us," "our," "Sage Life," or the "Company"). You may obtain a copy of the Prospectus dated ___________, by calling 1-877-835-7243 (Toll Free) or by writing to our Customer Service Center at the above address. You may also obtain a copy of the Prospectus by accessing the Securities and Exchange Commission's website at http://www.sec.gov. Terms used in the current Prospectus for the Contracts are incorporated into and made a part of this Statement of Additional Information.

        THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND
           SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR
               THE CONTRACTS AND THE PROSPECTUSES FOR THE TRUSTS.

                      Statement of Additional Information
                               Table of Contents

                                                                     Page
                                                                     ----
Participation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Beneficiary Designation . . . . . . . . . . . . . . . . . . . . . . . . .

Calculation of Historical Performance Data  . . . . . . . . . . . . . . .
   Money Market Sub-Account Yields  . . . . . . . . . . . . . . . . . . .
   Other Variable Sub-Account Yields  . . . . . . . . . . . . . . . . . .
   Average Annual Total Returns . . . . . . . . . . . . . . . . . . . . .
   Other Total Returns  . . . . . . . . . . . . . . . . . . . . . . . . .
   Effect of the Annual Administration Charge on Performance Data . . . .
   Use of Indexes . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Other Information  . . . . . . . . . . . . . . . . . . . . . . . . . .

Income Payment Provisions . . . . . . . . . . . . . . . . . . . . . . . .
   Amount of Fixed Income Payments  . . . . . . . . . . . . . . . . . . .
   Amount of Variable Income Payments . . . . . . . . . . . . . . . . . .
   Income Units . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Income Unit Value  . . . . . . . . . . . . . . . . . . . . . . . . . .
   Exchange of Income Units . . . . . . . . . . . . . . . . . . . . . . .

Safekeeping of Account Assets . . . . . . . . . . . . . . . . . . . . . .

Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Other Information . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . .

                                 PARTICIPATION

     The Contracts do not participate in the surplus or profits of the Company, and the Company does not pay dividends on the Contracts.

                            BENEFICIARY DESIGNATION

     This is as shown in the application. It includes the name of the Beneficiary and the order and method of payment. If you name "estate" as a Beneficiary, it means the executors or administrators of your estate. If you name "children" of a person as a Beneficiary, only children born to or legally adopted by that person as of an Owner's date of death will be included.

     We may rely on an affidavit as to the ages, names, and other facts about all Beneficiaries. We will incur no liability if we act on such affidavit.

                   CALCULATION OF HISTORICAL PERFORMANCE DATA

     From time to time, we may disclose yields, total returns, and other performance data of the Variable Sub-Accounts and the Funds. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.

                        MONEY MARKET SUB-ACCOUNT YIELDS

     From time to time, advertisements and sales literature may quote the current annualized yield of the Variable Sub-Account investing in the Money Market Fund (the "Money Market Sub-Account") of the Sage Life Investment Trust for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund.

     This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit of the Money Market Sub-Account at the beginning of the period, dividing such net change in Account Value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in Account Value reflects (i) net income from the Money Market Fund attributable to the hypothetical account; and (ii) charges and deductions imposed under a Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for the annual administration charge and the Asset-Based Charges. For purposes of calculating current yields for a Contract, an average per unit annual administration charge is used based on the $40 Annual Administration Charge. Current yield is calculated according to the following formula:

Current Yield =        ((NCS - ES)/UV) (365/7)

Where:

NCS =                  the net change in the value of the
                       Money Market Fund (exclusive of realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses attributable to the hypothetical account for the seven-day period.

UV =                   the unit value for the first day of the seven-day period.
                                          (365/7)
Effective Yield =      (1+((NCS - ES)/UV))       -1

Where:

NCS =                  the net change in the value of the Money Market Fund
                       (exclusive of realized gains or losses on the sale of securities, unrealized appreciation and depreciation and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses attributable to the hypothetical account for the seven-day period.

UV =                   the unit value for the first day of the seven-day period.

     Because of the charges and deductions imposed under the Contracts, the yield for the Money Market Sub-Account is lower than the yield for the Money Market Fund. Yield calculations do not take into account the surrender charge that is assessed on certain withdrawals and surrender of Account Value.

     The current and effective yields on amounts held in the Money Market Sub-Account normally fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund, the types and quality of portfolio securities held by the Money Market Fund and the Money Market Fund's operating expenses. Yields on amounts held in the Money Market Sub-Account may also be presented for periods other than a seven-day period.

OTHER VARIABLE SUB-ACCOUNT YIELDS

     The yield is computed by: 1) dividing the net investment income of the Fund attributable to the Variable Sub-Account units less expenses allocated to a Variable Sub-Account for the period; by 2) the maximum offering price per unit on the last day of the period times the daily average number of Accumulation Units outstanding for the period; and then 3) compounding that yield for a six-month period; and then 4) multiplying that result by two (2). Expenses allocated to a Variable Sub-Account include the Annual Administration Charge and the Asset-Based Charges. The yield calculation assumes an annual administration charge of $40 per Contract deducted at the end of each Contract Year on the Contract Anniversary. For purposes of calculating the 30-day or one-month yield, an average administration cost charge based on the average Account Value in the Variable Sub-Account is used to determine the amount of the charge attributable to the Variable Sub-Account for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

                                                    6
     Yield =         2 x ((((NI - ES)/(U x UV)) + 1) -1)

     Where:
     NI = net income of the portfolio for the 30-day or one-month period attributable to the Variable Sub-Account's units.

     ES = expenses of the Variable Sub-Account for the 30-day or one-month period.

     U =             the average number of units outstanding.

     UV = the unit value at the close (highest) of the last day in the 30-day or one-month period.

     Because of the charges and deductions imposed under the Contracts, the yield for the Variable Sub-Account is lower than the yield for the corresponding Fund.

     The yield on amounts invested in the Variable Sub-Accounts normally fluctuates over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A Variable Sub-Account's actual yield is affected by the types and quality of securities held by the corresponding Fund and that Fund's operating expenses.

     Yield calculations do not take into account the surrender charge that is assessed on certain withdrawals and surrenders of Account Value.

AVERAGE ANNUAL TOTAL RETURNS

     From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Variable Sub-Accounts for various periods of time.

     When a Variable Sub-Account or Fund has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Otherwise, average annual total return will be shown from inception of the Variable Sub-Account. Average annual total returns for other periods of time may, from time to time, also be disclosed.

     Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the Surrender Value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.


     Standard average annual total returns are calculated using Variable Sub-Account unit values which we calculate on each Business Day based on the performance of the Variable Sub-Account's underlying Fund. The calculation assumes that annual Asset-Based Charges of 1.40% during the first seven Contract Years (decreasing to 1.25% during Contract Years 8 and later) are deducted monthly beginning on the Contract Date. The calculation also assumes that the Annual Administration Charge is $40 per year per Contract deducted at the end of each Contract Year during the first seven contract years. For purposes of calculating average annual total return, an average per-dollar per-day annual administration charge attributable to the hypothetical account for the period is used. The calculation also assumes surrender of Account Value at the end of the period for return quotation taking into account any applicable Free Withdrawal Amount. The total return is calculated according to the following formula:


                         1/N
     TR =         (ESV/P)   -1

     Where:

     TR =         the average annual total return for the period.

     ESV = the Surrender Value of the hypothetical account at the end of the period.

     P =          a hypothetical initial payment of $1,000.

     N =          the number of years in the period.

OTHER TOTAL RETURNS

     From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect deduction of the Surrender Charge. Other total returns are calculated in exactly the same way as average annual total returns described above, except that the ending Surrender Value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn.

     The Company may disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

     CTR =                    (ESV/P) - 1

     Where:

     CTR =           The cumulative total return for the period.

     ESV = The ending Surrender Value of the hypothetical investment at the end of the period net of recurring charges.

     P =             A hypothetical single payment of $1,000.

EFFECT OF THE ANNUAL ADMINISTRATION CHARGE ON PERFORMANCE DATA

     The Contracts provide for a $40 Annual Administration Charge (waived for Contracts with Account Value of at least $50,000, or beginning on and after the eighth Contract Year) that is deducted from the Sub-Accounts proportionately. For purposes of reflecting the Annual Administration Charge in yield and total return quotations, the average Account Value is assumed to be $30,000, so that the annual administration charge is .1333%.

USE OF INDEXES

     From time to time, the performance of certain historical indexes may be presented in advertisements or sales literature. The performance of these indexes may be compared to the performance of certain Variable Sub-Accounts or Funds, or may be presented without such a comparison.

OTHER INFORMATION

The following is a partial list of those publications which may be noted in the Funds' sales literature and/or shareholder materials which contain articles describing investment results or other data relative to one or more of the Variable Sub-Accounts. Other publications may also be cited.

Broker World                                         Financial World
Across the Board                                     Advertising Age
American Banker                                      Barron's
Best's Review                                        Business Insurance
Business Month                                       Business Week
Changing Times                                       Consumer Reports
The Economist                                        Financial Planning
Forbes                                               Fortune
Inc.                                                 Institutional Investor
Insurance Forum                                      insurance Sales
Insurance Week                                       Journal of Accountancy
Journal of Financial Service Professionals           Journal of Commerce
Life Insurance Selling                               Life Association News
MarketFacts                                          Manager's Magazine

National Underwriter                                 Money
Morningstar, Inc.                                    Nation's Business
New Choices (formerly 50 Plus)                       The New York Times
Pension World                                        Pensions & Investments
Rough Notes                                          Round the Table
U.S. Banker                                          VARDs
The Wall Street Journal                              Working Woman


                           INCOME PAYMENT PROVISIONS

     AMOUNT OF FIXED INCOME PAYMENTS. On the Income Date, the amount you have chosen to apply to provide fixed income payments will be applied under the income plan you have chosen. The monthly income payment factor in effect on the Income Date times that amount and then divided by $1,000 will be the dollar amount of each monthly payment. Each of these payments are guaranteed and remain level throughout the period you selected.

     The monthly income payment factor used to determine the amount of the fixed income payments will not be less than the guaranteed minimum monthly income payment factor shown in your Contract.

     AMOUNT OF VARIABLE INCOME PAYMENTS. These payments will vary in amount. The dollar amount of each payment attributable to each Variable Sub-Account is the number of Income Units for each Variable Sub-Account times the Income Unit value of that Sub-Account. The sum of the dollar amounts for each Variable Sub-Account is the amount of the total variable income payment. The Income Unit values for each payment will be determined no earlier than five Business Days preceding the due date of the variable income payment. We guarantee the payment will not vary due to changes in mortality or expenses.

     INCOME UNITS. On the Income Date, the number of Income Units for an applicable Variable Sub-Account is determined by multiplying (1) by (2), dividing the result by (3), and then dividing that result by (4) where:

     (1)    is the amount you have chosen to allocate to that Variable
            Sub-Account;
     (2)    is the monthly income payment factor for the income plan chosen;

     (3)    is $1,000; and

     (4) is the Income Unit value for the Variable Sub-Account for the Valuation Period ending on that date.

     INCOME UNIT VALUE. The value of an Income Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. The Income Unit value for a Variable Sub-Account's first Business Day was set at $10. Thereafter, the Income Unit value for every Business Day is determined by multiplying (a) by (b), and then dividing by (c) where:

     (a)    is the Income Unit value for the immediately preceding Valuation
            Period;

     (b) is the "net investment factor" for the Variable Sub-Account for the Valuation Period for which the value is being determined; and

     (c) is the daily equivalent of the assumed investment rate that you have selected and that is shown in your Contract for the number of days in the Valuation Period.

     After the Income Date the net investment factor is calculated slightly different than before the Income Date. Before the Income Date Asset-Based Charges are calculated as a percentage of the Variable Account Value on the date of deduction. These charges are equal on an annual basis to 1.40%, decreasing to 1.25% after the seventh Contract Year. However, on and after the Income Date, we call these charges Variable Sub-Account Charges and deduct them from the assets in each Variable Sub-Account on a daily basis. Therefore, the "net investment factor" in (b), above, is determined by dividing (i) by (ii), and then subtracting (iii) where:

     (i)    is the Accumulation Unit value for the current Valuation Period;

     (ii) is the Accumulation Unit value for the immediately preceding Valuation Period; and

     (iii) is the daily Variable Sub-Account Charges (adjusted for the number of days in the Valuation Period).

                ILLUSTRATION OF CALCULATION OF INCOME UNIT VALUE

1.   Accumulation Unit value for current
     Valuation Period   . . . . . . . . . . . . . . . . . . . . .    10.0026116

2.   Accumulation Unit value for immediately
     preceding Valuation Period . . . . . . . . . . . . . . . . .    10.0000000

3.   Net Investment Factor prior to the Income
     date (1)/(2)   . . . . . . . . . . . . . . . . . . . . . . .    1.00026116

4.   Adjustment for Variable Sub-Account Charges  . . . . . . . .   0.000038626

5.   Net Investment Factor on and after the Income
     Date (3)-(4)   . . . . . . . . . . . . . . . . . . . . . . .    1.00022253

6.   Income Unit value for the immediately preceding
     Valuation Period   . . . . . . . . . . . . . . . . . . . . .   10.00000000

7.   Daily equivalent of the assumed investment rate
     for the number of days in the Valuation Period
     (assuming you select 3%)=(1.03(1/365)). . . . . . . . . . . .   1.00008099

8.   Income Unit value for current Valuation
     Period [(5) x (6)]/(7)  . . . . . . . . . . . . . . . . . . .  10.00141533

                    ILLUSTRATION OF VARIABLE INCOME PAYMENTS

1.   Number of Accumulation Units   . . . . . . . . . . . . . . . . .      1,000

2.   Accumulation Unit value  . . . . . . . . . . . . . . . . . . . . 10.0026116

3.   Account Value (1) x (2)  . . . . . . . . . . . . . . . . . . . .  10,002.61

4.   Minimum monthly income payment factor per $1,000 applied   . . .      10.50

5.   First monthly variable income payment [(3) x (4)]/$1,000   . . .     105.03

6.   Income Unit value  . . . . . . . . . . . . . . . . . . . . . . .10.00141533

7.   Number of Income Units (5)/(6)   . . . . . . . . . . . . . . . .   10.50151

8.   Assume Income Unit value at the end of the second month is   . .      10.05

9.   Second monthly variable income payment (7) x (8)   . . . . . . .     105.54

10.  Assume Income Unit value at the end of the third month is. . . .      10.10

11.  Third monthly variable income payment (7) x (10) . . . . . . . .     106.07

     EXCHANGE OF INCOME UNITS. After the Income Date, if there is an exchange of value of a designated number of Income Units of particular Variable Sub-Accounts into other Income Units, the value will be such that the dollar amount of the income payment made on the date of exchange will be unaffected by the exchange.

                         SAFEKEEPING OF ACCOUNT ASSETS

     The Company holds the title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

     Records are maintained of all purchases and redemptions of Fund shares held by each of the Variable Sub-Accounts.

     A fidelity bond in the amount of approximately $10 million per occurrence covering the Company's directors, officers, and employees has been issued by Lloyd's of London.

                                 LEGAL MATTERS

     All matters relating to Delaware law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts, have been passed upon by James F. Bronsdon, the Company's Vice President, Legal and Compliance. Sutherland Asbill & Brennan LLP has provided advice on certain matters relating to the federal securities laws.

                               OTHER INFORMATION

     A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

     The Statement of Additional Information contains no financial statements for the Variable Account because the Variable Account had not commenced operations as of the date of this Statement of Additional Information. Financial statements of the Company are presented in the Prospectus.

                                     PART C

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)       Financial Statements

     All required financial statements are included in Part A. Financial statements for The Sage Variable Annuity Account A (the "Variable Account") are not included in Part B because the Variable Account had not yet commenced operations as of the date of this Registration Statement.

(b)  Exhibits


  (1)(a) Resolutions of the Board of Directors of Sage Life Assurance of America, Inc. establishing The Sage Variable Annuity
                  Account A.(1)

  (2)             Not Applicable.

  (3)             Form of Distribution Agreement with Sage Distributors, Inc. and
                  Form of Selling Agreement.(2)

  (4)(a)(i)(B)    Amended Form of Individual Contract.(3)

        (ii)(B)   Amended Form of Individual Contract with Interest Account.*

        (iii)(B)  Amended Form of Group Contract.(3)

        (iv)(B)   Amended Form of Group Certificate.(3)

   (b)(i)(B)      Amended Form of Individual IRA Rider.(3)

      (ii)(B)     Amended Form of Group IRA Rider.(3)

      (iii)(B)    Amended Form of Individual SIMPLE IRA Rider.(3)

      (iv)(B)     Amended Form of Group SIMPLE IRA Rider.(3)

      (v)(A)      Form of Individual Roth IRA Rider.(4)

      (vi)(A)     Form of Group Roth IRA Rider.(4)

      (vii)       Form of Individual Waiver of Surrender Charge Rider.(4)

      (viii)      Form of Group Waiver of Surrender Charge Rider.(4)

        (ix)       Form of Individual Accidental Death Benefit Rider.(4)

        (x)        Form of Group Accidental Death Benefit Rider.(4)

     (5)(i)        Form of Individual Contract Application.(5)

        (ii)       Form of Group Certificate Application.(6)

     (6)(a)        Articles of Incorporation of the Company.(7)

        (b)        By-Laws of the Company.(7)

     (7)           Not Applicable.

     (8)(a)(i)     Form of Participation Agreement with AIM Variable Insurance
                   Funds, Inc.(8)

           (ii)    Form of Participation Agreement with The Alger American
                   Fund.(8)

           (iii)   Form of Participation Agreement with Liberty Variable
                   Investment Trust.*

           (iv)    Form of Participation Agreement with MFS(R) Variable
                   Insurance Trust.(TM)(8)

           (v)     Form of Participation Agreement with Morgan Stanley
                   Universal Funds, Inc.*

           (vi)    Form of Participation Agreement with Oppenheimer Variable
                   Account Funds.*

           (vii)   Form of Participation Agreement with Sage Life Investment
                   Trust.(8)

           (viii)  Form of Participation Agreement with SteinRoe Variable
                   Investment Trust.*

           (ix)    Form of Participation Agreement with T. Rowe Price Equity
                   Series, Inc.*

        (b)        Form of Services Agreement with Financial Administration
                   Services, Inc.*

     (9)(i)        Opinion and Consent of James F. Bronsdon.*

        (ii)       Consent of Sutherland Asbill & Brennan LLP.*

     (10)          Consent of Ernst & Young LLP.*

     (11)          Not Applicable.

     (12)          Not Applicable.

     (13)          Not Applicable.

     (14)(a)       Power of Attorney for Paul C. Meyer.(9)

(14)(b)     Power of Attorney for Ronald S. Scowby.*

(14)(c)     Power of Attorney for H. Louis Shill.*

(14)(d)     Power of Attorney for Richard D. Starr.*

(14)(e)     Power of Attorney for Mitchell R. Katcher.*


-------------------
*  Filed herewith


(1) Incorporated herein by reference to Exhibit No. 1 to the Registration Statement on Form N-4 (File No. 333-43329) filed on December 24, 1997.



(2) Incorporated herein by reference to Exhibit No. 3 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-43329) filed on December 31, 1998.



(3) Incorporated herein by reference to Exhibit No. 4 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-43329) filed on December 31, 1998.



(4) Incorporated herein by reference to Exhibit No. 4 to the Registration Statement on Form N-4 (File No. 333-43329) filed on December 24, 1997.



(5) Incorporated herein by reference to Exhibit No. 5 to Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File 333-43329) on December 31, 1998.



(6) Incorporated herein by reference to Exhibit No. 5 to the Registration Statement filed on Form N-4 (File No. 333-43329) filed on December 24, 1997.



(7) Incorporated herein by reference to Exhibit No. 6 to the Registration Statement filed on Form N-4 (Filed No. 333-43329) filed on December 24, 1997.



(8) Incorporated herein by reference to Exhibit No. 8 to Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-43329) on December 31, 1998.



(9) Incorporated herein by reference to Exhibit 14(a) to Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-44751) on January 12, 1999.


ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

        Incorporated herein by reference to the section titled "Directors and Executive Officers" of the Prospectus filed as Part A of this Registration Statement.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


       The registrant is a segregated asset account of the Company and therefore is owned and controlled by the Company. The Company is a stock life insurance company of which all the voting securities are owned by Sage Life Holdings of America, Inc., a Delaware corporation, ("Sage Life Holdings"), all of the voting securities of which are owned by Sage Insurance Group, Inc., a Delaware corporation. (The Company in turn owns all of the voting securities of Sage Life Assurance Company of New York, a New York domiciled company which is pursuing a license to conduct insurance business in that state.) In addition to Sage Life Holdings, Sage Insurance Group also owns all of the voting securities of Sage Distributors, Inc. (a broker-dealer), Sage Advisors, Inc. (a registered investment adviser), and Finplan Holdings, Inc. (a financing company), all of which are Delaware corporations. All the voting securities of Sage Insurance Group, Inc. are owned by Sage Insurance Holdings, Inc, a Delaware corporation. Sage Insurance Holdings, Inc. is a wholly owned subsidiary of Sage Holdings
(USA), Inc., a Delaware corporation. (Sage Holdings (USA), Inc. also owns all of the voting securities of Sage Properties (USA), Inc., a Virginia corporation whose principal assets are real estate.) Sage Holdings (USA), Inc. is a wholly owned subsidiary of Sage Life Holdings Limited, a South African corporation. The nature of the business of the companies listed above is insurance and financial services. Sage Life Holdings is 100% owned by Sage Group Limited, a

South African corporation that is the ultimate holding company. Sage Group Limited is a controlling company operating in life insurance, mutual funds and investment management. Various companies and other entities controlled by Sage Group Limited may be considered to be under common control with the registrant or the Company. Such other companies and entities and the nature of their businesses are set forth below. These companies are incorporated in South Africa and are wholly owned subsidiaries unless otherwise noted.



        Sage Life Holdings was formed pursuant to a letter of intent between Sage Group Limited and Swiss Re Life and Health America, Inc. ("Swiss Re"). Swiss Re's ultimate parent is Swiss Reinsurance Company, Switzerland, one of the world's largest life and health reinsurance groups. Pursuant to the letter of intent, Swiss Re made an equity investment into Safe Life Holdings. The arrangements contemplated by the letter of intent may be subject to regulatory approval.



             DIRECT AND INDIRECT SUBSIDIARIES OF SAGE GROUP LIMITED
COMPANY NAME                                 PRINCIPAL BUSINESS
Alexotel (Pty) Ltd                           Property holding
Allied Financial Planning Services (Pty) Ltd Investment consultants
Bentley Office Park (Pty) Ltd                Property development & investment
Blackreef Properties (Pty) Ltd               Property holding
Consumer Classics (Pty) Ltd                  Manufacturing & distribution
Corporate Marketing Services (Pty) Ltd       Investment marketing
Dinwiddie Township (Pty) Ltd                 Property holding
Edenston Properties (Pty) Ltd                Property development
Educational Information Services (Pty) Ltd   Publishing
Ensiklopedie Afrikana (Edms) Beperk          Publishing
Estromin Properties & Investments (Pty) Ltd  Property investment
Everest Construction (Pty) Ltd               Construction
FPS (South Vaal) Investments (Pty) Ltd       Property investment
FPS (Vaal) Investments (Pty) Ltd             Investment holding
FPS Consultants Ltd                          Investment consultants
FPS Corporate Services (Pty) Ltd             Pension advisors
FPS Investment Holdings Ltd                  Investment holding
FPS Investments (Pty) Ltd                    Investment holding
FPS Ltd                                      Investment consultants
FPS Marketing & Management Systems (Pty) Ltd Training
Fraser Street Registrars (Pty) Ltd           Transfer secretaries
Hatfield Properties (Block A) (Pty) Ltd      Property investment
Hatfield Properties (Block B) (Pty) Ltd      Property investment
Hatfield Properties (Block C) (Pty) Ltd      Property investment
Highrise Home Investments (Pty) Ltd          Property investment
Home Mortgage Investments (Pty) Ltd
 (50% owner)                                 Financing
J van Streepen (Kempton Park) (Pty) Ltd
 (51% owner)                                 Property development
Kemparkto (Pty) Ltd                          Property investment & development
Lakeview Management Properties (Pty)
 Ltd (75% owner)                             Property management
Lanrov Investments (Pty) Ltd                 Investment holding
Lot 26 of Portion 8 Parktown (Pty) Ltd       Property development
Lot 26 of Portion 9 Parktown (Pty) Ltd       Property investment
Mardin Agency (Pty) Ltd                      Real estate agents
Marlands Flats (Pty) Ltd                     Property holding
Meumann & Heyneke (Pty) Ltd                  Retail merchants
Nedrep Investments Ltd                       Investment holding
Netherlands Properties (Pty) Ltd             Property investment
New Smal Construction Co. (Pty) Ltd          Construction
Noordwyk Developments (Pty) Ltd              Property development
Palmiet Townships (Pty) Ltd                  Property development
PJP Properties (Pty) Ltd                     Investment
R/E 105 Rosebank (Pty) Ltd                   Investment holding
Residential Mortgage Investments (Pty)
 Ltd (50% owner)                             Financing
S A Cultural Holdings (Pty) Ltd              Investment
S A Kultuur Beleggings (Edms) Beperk         Investment
S.B. Plant Hire (Pty) Ltd                    Plant hire
SACI Finance (Pty) Ltd                       Finance company

Sage Business Park (Eight) (Pty) Ltd         Property investment
Sage Business Park (Five) (Pty) Ltd          Property investment
Sage Business Park (Four) (Pty) Ltd          Property investment
Sage Business Park (Nine) (Pty) Ltd          Property investment
Sage Business Park (One) (Pty) Ltd           Property investment
Sage Business Park (Seven) (Pty) Ltd         Property investment
Sage Business Park (Six) (Pty) Ltd           Property investment
Sage Business Park (Three) (Pty) Ltd         Property investment
Sage Business Park (Two) (Pty) Ltd           Property investment
Sage Centre (Pty) Ltd                        Property investment
Sage Corporate Services (Pty) Ltd            Investment holding
Sage Family Benefits (Pty) Ltd               Insurance consultants
Sage Holdings Ltd                            Financial, investment &
                                             management
Sage Investment Trust Ltd                    Insurance & investment
Sage Land Finance (Pty) Ltd                  Financiers
Sage Land Holdings (Pty) Ltd                 Investment holding
Sage Library Gardens Ltd                     Investment holding
Sage Life Holdings Ltd                       Investment holding
Sage Life Ltd                                Life insurance
Sage Management Services (Pty) Ltd           Management
Sage Parking (Pty) Ltd                       Own & operate parking garages
Sage Personal Investment Marketing (Pty) Ltd Investment consultants
Sage Properties (549 Sandown) (Pty) Ltd      Property holding
Sage Properties (Menlyn) (Pty) Ltd           Property investment
Sage Properties (Rivonia Four) (Pty) Ltd     Property holding
Sage Properties (Sunnyside) (Pty) Ltd        Property holding
Sage Properties Ltd                          Investment holding
Sage Property Holdings Ltd                   Property holding
Sage Property Management Services (Pty) Ltd  Property management
Sage Property Portfolio Managers (Pty) Ltd   Property investment & management
Sage Property Trust Managers, Ltd.
 (77.2% owner)                               Management of unit trusts
Sage Schachat Developments (Pty) Ltd         Builders
Sage Schachat Ltd                            Investment holding
Sage Secretarial Services (Pty) Ltd          Management & secretarial
Sage Selections (Pty) Ltd                    Investment
Sage Specialized Insurances Ltd              Short term insurance
Sage Strategic Investments (Pty) Ltd         Investment holding
Sage Trustees (Pty) Ltd                      Trustees
Sage Unit Trusts Ltd                         Management of unit trusts
Sagemed (Pty) Ltd                            Health & medical insurance
SAK Executive Investments (Pty) Ltd          Investment holding
SAK Holdings (Pty) Ltd                       Investment holding
Sandhurst Properties (Block A) (Pty) Ltd     Property investment & management
Sandhurst Properties (Block B) (Pty) Ltd     Property investment & management
Sandhurst Properties (Block C) (Pty) Ltd     Property investment & management
Sandhurst Properties (Block D) (Pty) Ltd     Property investment & management
Sandhurst Properties (Block E) (Pty) Ltd     Property investment & management
Sandhurst Properties (Block F) (Pty) Ltd     Property investment & management
Sandhurst Properties (Block G) (Pty) Ltd     Property investment & management
Sandown Development Holdings (Pty) Ltd       Property holding
Sandown Developments (Pty) Ltd               Property development
Schachat Ciskei (Pty) Ltd                    Property development
Schachat Construction (Pty) Ltd              Construction
Schachat Cullum (Pty) Ltd                    Property development & management
Schachat Finance Company (Pty) Ltd           Financiers
Schachat Land Resources (Pty) Ltd            Investment holding
Schachat Natal (Pty) Ltd                     Farming & other
Schalab Townships (Pty) Ltd (51% owner)      Property development
Sectional Title (Pty) Ltd                    Property development
SLR Land Development (Pty) Ltd               Building contractors
SMH Land Development (Pty) Ltd               Property investment
SPTM Holdings (Pty) Ltd                      Investment holding
SSI Securities (Pty) Ltd                     Financiers
Stonehouse Investments (Pty) Ltd             Property investment
Strandbou (Pty) Ltd                          Property investment
Sunnyside  Erf 26 (Block B) (Pty) Ltd        Property investment & management
Sunnyside Erf 26 (Block C) (Pty) Ltd         Property investment & management
Sunnyside Erf 26 (Block D) (Pty) Ltd         Property investment & management
Table Classics (Pty) Ltd                     Deal in tableware products
The Gold Jewelry Corporation (Pty) Ltd       Manufacture & sale of coins & jewelry
Townhomes (Pty) Ltd                          Building contractors
Von Brandis Square Development Co.
 (Pty) Ltd                                   Property development
Wereldspekium (Edms) Beperk                  Distributors & publishers of books
Witch Construction Company (Pty) Ltd         Property investment & development
Witch Construction Company (Transvaal)
 (Pty) Ltd                                   Property investment & development
Witch Management (Pty) Ltd                   Management services
Sage International B.V.
 (Netherlands corporation)                   Holding
Sage International Assets Ltd
 (BVI corporation)                           Holding
Sage Management Services (USA), Inc.
 (New York corporation)                      Management services

ITEM 27.    NUMBER OF CONTRACT OWNERS

        Not applicable.

ITEM 28.    INDEMNIFICATION

        Sage Life's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except that (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which would involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any personal benefit. Notwithstanding the foregoing, the Articles provide that if the Delaware General Corporation Law is amended to authorize further limitations of the liability of a director or a corporation, then a director of the Company, in addition to circumstances in which a director is not personally liable as set forth in the preceding sentence, shall be held free from liability to the fullest extent permitted by the Delaware General Corporation Law as amended.

        Sage Life's Bylaws provide that the Company shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware.

        Further, Section 145 of Delaware General Corporation Law provides that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had a reasonable cause to believe that his conduct was not unlawful.

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.    PRINCIPAL UNDERWRITER

        (a) Sage Distributors, Inc. ("Sage Distributors") is the registrant's principal underwriter.

        (b) Officers and Directors of Sage Distributors

Name and Principal Business Address* Positions and Offices With Sage Distributors
-----------------------------------  --------------------------------------------
Robin I. Marsden                     Director

Mitchell R. Katcher                  Director

Ronald S. Scowby                     Director

James F. Bronsdon                    President, Chief Executive Officer,
                                     Chief Legal Officer

James F. Renz                        Chief Financial Officer, Treasurer,
                                     Assistant Secretary

Robert J. Kiggins                    Secretary

* The principal business address of all of the persons listed above is 300 Atlantic Street, Stamford, CT 06901, except for Mr. Kiggins whose principal business address is 11 Martine Avenue, 12th Floor, White Plains, New York 10606.

ITEM 30.    LOCATION OF BOOKS AND RECORDS

        All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained at our Customer Service Center.

ITEM 31.    MANAGEMENT SERVICES

        All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32.    UNDERTAKINGS AND REPRESENTATIONS

        (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

        (b) The registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to the Company for a Statement of Additional Information.

        Additional Information.

        (c) The registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

        (d) The Company represents that the fees and charges under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES


        As required by the Securities Act of 1933, and the Investment Company Act of 1940, the registrant has caused this Pre-Effective Amendment No. 2 to be signed on its behalf, in the City of Stamford, and the State of Connecticut, on this 27th day of January, 1999.


                             The Sage Variable Annuity Account A
                             (Registrant)

                             By:  Sage Life Assurance of America, Inc.

Attest:


/s/ James F. Bronsdon        By: /s/ Robin I. Marsden
---------------------------      -------------------------------------------

                             Robin I. Marsden
                             Director, President, Chief Executive
                             Officer,


                             By:  Sage Life Assurance of America, Inc.
                             (Depositor)

Attest:


/s/ James F. Bronsdon        By: /s/ Robin I. Marsden
---------------------------      -------------------------------------------

                             Robin I. Marsden
                             Director, President, Chief Executive
                             Officer



        As required by the Securities Act of 1933, this Pre-Effective Amendment No. 2 has been signed by the following persons in the capacities and on the dates indicated.



    Signature                     Title          Date
    ---------                     -----          ----
    Ronald S. Scowby*             Chairman   January 27, 1999
----------------------                       ----------------
   Ronald S. Scowby

/s/ H. Louis Shill                Director   January 25, 1999
----------------------                       ----------------
    H. Louis Shill

    Paul C. Meyer*                Director   January 27, 1999
----------------------                       ----------------
    Paul C. Meyer

    Richard D. Starr*             Director   January 27, 1999
----------------------                       -----------------
  Richard D. Starr

                                                                   Date
                                                                   ----
/s/ Mitchell R. Katcher           Director,                     January 26, 1999
----------------------            Senior Executive Vice         ----------------
 Mitchell R. Katcher              President, Chief Financial
                                  Officer, Chief Actuary



*By: /s/ James F. Bronsdon
    ----------------------
       James F. Bronsdon
       As Attorney-In-Fact pursuant
       to a Power of Attorney as dated below.




    Director                            Date
    --------                            ----
Ronald S. Scowby                  January 26, 1999
Paul C. Meyer                     December 23, 1998
Richard D. Starr                  January  7, 1999

                                EXHIBIT INDEX



                        DESCRIPTION                                            PAGE
                        -----------                                            ----
(4)(a)(ii)(b)  Amended Form of Individual Contract with Interest Account

(8)(a)(iii)    Form of Participation Agreement with Liberty Variable
               Investment Trust

(8)(a)(v)      Form of Participation Agreement with Morgan Stanley Universal
               Funds, Inc.

(8)(a)(vi)     Form of Participation Agreement with Oppenheimer Variable
               Account Funds

(8)(a)(viii)   Form of Participation Agreement with SteinRoe Variable
               Investment Trust

(8)(a)(ix)     Form of Participation Agreement with T. Rowe Price Equity
               Series, Inc.

(8)(b)         Form of Services Agreement with Financial Administration
               Services, Inc.

(9)(i)         Opinion and Consent of James F. Bronsdon, Esq.

(9)(ii)        Consent of Sutherland Asbill & Brennan LLP

(10)           Consent of Ernst & Young LLP

(14)(b)        Power of Attorney for Ronald S. Scowby

(14)(c)        Power of Attorney for Richard D. Starr